UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2014

Commission File Number: 001 - 36231

SCORPIO BULKERS INC.
(Translation of registrant's name into English)

9, Boulevard Charles III, Monaco 98000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1.1 is the Underwriting Agreement dated September 15, 2014 by and among Scorpio Bulkers Inc. (the "Company") and Stifel, Nicolaus & Company, Incorporated, Deutsche Bank Securities Inc. and Jeffries LLC, as representatives of the several underwriters named therein.
Attached to this Report on Form 6-K as Exhibit 4.1 is the Senior Indenture dated September 22, 2014 between the Company and Deutsche Bank Trust Company Americas, as trustee (the "Trustee").
Attached to this Report on Form 6-K as Exhibit 4.2 is the First Supplemental Indenture dated September 22, 2014 between the Company and the Trustee.
Attached to this Report on Form 6-K as Exhibit 4.3 is the Global Note of the Company dated September 22, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO BULKERS INC. (registrant)

	By:	/s/Hugh Baker
Dated: September 25, 2014		Hugh Baker Chief Financial Officer

Exhibit 1.1

Scorpio Bulkers Inc.

7.50% Senior Notes due 2019

UNDERWRITING AGREEMENT

September 15, 2014
Stifel, Nicolaus & Company, Incorporated
787 7th Avenue, 11th Floor
New York, NY 10019

Deutsche Bank Securities Inc.
60 Wall Street, 4th Floor
New York, New York 10005

Jefferies LLC
520 Madison Avenue
New York, New York 10022

As Representatives of the several Underwriters named in Schedule II hereto

Ladies and Gentlemen:

Scorpio Bulkers Inc., a Marshall Islands corporation (the "Company"), proposes to issue and sell to the several underwriters (the "Underwriters") named on Schedule II hereto for whom you are acting as Representatives (the "Representatives"), $65,000,000 aggregate principal amount of its 7.50% Senior Notes due 2019 (the "Firm Securities"), to be issued pursuant to the provisions of an Indenture dated as of September 22, 2014 (the "Base Indenture") between the Company and Deutsche Bank Trust Company Americas, as trustee (the "Trustee"), as supplemented by a First Supplemental Indenture to be dated as of the Initial Closing Date (as defined herein) between the Company and the Trustee (as so supplemented, the "Indenture").  The Company also proposes to issue and sell to the Underwriters not more than an additional $9,750,000 aggregate principal amount of its 7.50% Senior Notes due 2019 (the "Additional Securities"), if and to the extent the Representatives shall have elected to exercise, on behalf of the Underwriters, the right to purchase Additional Securities pursuant to the option granted to the Underwriters in Section 2 hereof.  The Firm Securities and the Additional Securities are hereinafter collectively referred to as the "Securities."

In consideration of the mutual agreements contained herein and of the interests of the parties in the transactions contemplated hereby, the parties hereto agree as follows:

1.            Representations and Warranties of the Company.
The Company represents and warrants to each of the Underwriters as follows:

(a)            A registration statement on Form F-1 (File No. 333-197949) with respect to the Securities has been prepared by the Company in conformity with the requirements of the Securities Act of 1933, as amended (the "Act"), and the rules and regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") thereunder and has been filed with the Commission.  Copies of such registration statement, including any amendments thereto, the preliminary prospectuses (meeting the requirements of the Rules and Regulations) contained therein and the exhibits, financial statements and schedules, as finally amended and revised, have heretofore been delivered by the Company to you.  Such registration statement, together with any registration statement filed by the Company pursuant to Rule 462(b) under the Act, is herein referred to as the "Registration Statement," which shall be deemed to include all information omitted therefrom in reliance upon Rules 430A, 430B or 430C under the Act and contained in the Prospectus referred to below, has become effective under the Act and no post-effective amendment to the Registration Statement has been filed as of the date of this equity underwriting agreement (this "Agreement").  "Prospectus" means the form of prospectus first filed with the Commission pursuant to and within the time limits described in Rule 424(b) under the Act. Each preliminary prospectus included in the Registration Statement prior to the time it becomes effective is herein referred to as a "Preliminary Prospectus."  Any reference herein to the Registration Statement, any Preliminary Prospectus or the Prospectus or to any amendment or supplement to any of the foregoing documents shall be deemed to refer to and include any documents incorporated by reference therein, and, in the case of any reference herein to the Prospectus, shall also be deemed to include any documents incorporated therein, and any supplements or amendments thereto, filed with the Commission after the date of the filing of the Prospectus under Rule 424(b) under the Act, and prior to the termination of the offering of the Securities by the Underwriters.
(b)            Each document, if any, filed or to be filed pursuant to the Exchange Act and incorporated by reference in the General Disclosure Package or the Prospectus complied or will comply when so filed in all material respects with the Exchange Act and the applicable rules and regulations of the Commission thereunder. As of the Applicable Time (as defined below) and as of the Closing Date or the Option Closing Date, as the case may be, none of (i) the General Use Free Writing Prospectus(es) (as defined below) issued at or prior to the Applicable Time, and the Statutory Prospectus (as defined below), all considered together (collectively, the "General Disclosure Package"), and (ii) any individual Limited Use Free Writing Prospectus (as defined below), when considered together with the General Disclosure Package, included or will include any untrue statement of a material fact or omitted or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to (A) information contained in or omitted from any Issuer Free Writing Prospectus, in reliance upon, and in conformity with, written information furnished to the Company by or on behalf of any Underwriter through the Representatives, specifically for use therein, it being understood and agreed that the only such information is that described in Section 12 hereof and (B) that part of the Registration Statement that constitutes the Statement of Eligibility (Form T-1) under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"), of the Trustee.
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As used in this subsection and elsewhere in this Agreement:

"Applicable Time" means 9:30 a.m. (New York time) on the date of this Agreement or such other time as agreed to by the Company and the Representatives.

"General Use Free Writing Prospectus" means any Issuer Free Writing Prospectus (other than a "bona fide electronic road show," as defined in Rule 433 (the "Bona Fide Electronic Road Show") that is identified on Schedule I hereto.

"Issuer Free Writing Prospectus" means any "issuer free writing prospectus," as defined in Rule 433 under the Act, including without limitation any "free writing prospectus" (as defined in Rule 405 of the Rules and Regulations of the Act ("Rule 405")) relating to the Securities that is (i) required to be filed with the Commission by the Company, (ii) a "road show that is a written communication" within the meaning of Rule 433(d)(8)(i), whether or not required to be filed with the Commission or (iii) excepted from filing with the Commission pursuant to Rule 433(d)(5)(i) because it contains a description of the Securities or of the offering that does not reflect the final terms, in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company's records pursuant to Rule 433(g).

"Limited Use Free Writing Prospectus" means any Issuer Free Writing Prospectus that is not a General Use Free Writing Prospectus.

"Statutory Prospectus" means the Preliminary Prospectus dated September 11, 2014.

(c)            The Company has been duly organized and is validly existing as a corporation in good standing under the laws of the Republic of the Marshall Islands, with requisite power and authority to own or lease its properties and conduct its business as described in the Registration Statement, the General Disclosure Package and the Prospectus.  Each of the subsidiaries of the Company as listed in Exhibit 21 of the Registration Statement (collectively, the "Subsidiaries") has been duly organized and is validly existing as a corporation, limited liability company or similar entity in good standing under the laws of the jurisdiction of its organization with requisite power and authority to own or lease its properties and conduct its business as described in the Registration Statement, the General Disclosure Package and the Prospectus.  The Subsidiaries are the only subsidiaries, direct or indirect, of the Company.  The Company and each of the Subsidiaries are duly qualified to transact business in all jurisdictions in which the conduct of their business requires such qualification except where the failure to be so qualified would not (i) have, individually or in the aggregate, a material adverse effect on the earnings, business, management, properties, assets, rights, operations, condition (financial or otherwise) or prospects of the Company and of the Subsidiaries taken as a whole or (ii) prevent the consummation of the transactions contemplated hereby (the occurrence of any such effect or any such prevention described in the foregoing clauses (i) and (ii) being referred to as a "Material Adverse Effect").  The outstanding shares of capital stock of each of the Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are owned by the Company or another Subsidiary free and clear of all liens, encumbrances and equities and claims; and no options, warrants or other rights to purchase, agreements or other obligations to issue or other rights to convert any obligations into shares of capital stock or ownership interests in the Subsidiaries are outstanding.
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(d)            From the time of the initial filing of the Registration Statement to the Commission through the date hereof, the Company has been and is an "emerging growth company," as defined in Section 2(a) of the Act (an "Emerging Growth Company").
(e)            The information set forth under the caption "Capitalization" in the Registration Statement and the Prospectus (and any similar section or information contained in the General Disclosure Package) is true and correct.  All of the Securities conform to the description thereof contained in the Registration Statement, the General Disclosure Package and the Prospectus.  The form of note evidencing the Securities conforms to the law of the Republic of the Marshall Islands and to any requirements of the Company's organizational documents.  Subsequent to the respective dates as of which information is given in the Registration Statement, the General Disclosure Package and the Prospectus, except as otherwise specifically stated therein or in this Agreement, the Company has not: (i) issued any securities; (ii) incurred any liability or obligation, direct or contingent, for borrowed money; or (iii) declared or paid any dividend or made any other distribution on or in respect to its capital stock.
(f)            The Commission has not issued an order preventing or suspending the use of any Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus relating to the proposed offering of the Securities, and no proceeding for that purpose or pursuant to Section 8A of the Act has been instituted or, to the Company's knowledge, threatened by the Commission. The Registration Statement contains, and the Prospectus and any amendments or supplements thereto will contain, all statements which are required to be stated therein by, and will conform to, the requirements of the Act and the Rules and Regulations.  The Registration Statement and any amendments thereto do not contain, and will not contain, any untrue statement of a material fact and do not omit, and will not omit, to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Prospectus and any amendments and supplements thereto do not contain, and will not contain, any untrue statement of a material fact; and do not omit, and will not omit, to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the Company makes no representations or warranties as to information contained in or omitted from the Registration Statement or the Prospectus, or any such amendment or supplement, in reliance upon, and in conformity with, written information furnished to the Company by or on behalf of any Underwriter through the Representatives, specifically for use therein, it being understood and agreed that the only such information is that described in Section 12 hereof.
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(g)            No Issuer Free Writing Prospectus conflicts or will conflict with the information contained in the Registration Statement or the Prospectus, and any preliminary or other prospectus deemed to be a part thereof that has not been superseded or modified.  The Company has made available a Bona Fide Electronic Road Show in compliance with Rule 433(d)(8)(ii) such that no filing of any "road show" (as defined in Rule 433(h)) is required in connection with the offering of the Securities.
(h)            The Company has not engaged in any Testing the Waters Communication.  The Company has not distributed any Written Testing-the-Waters Communications.  "Written Testing the Waters Communication" means any Testing the Waters Communication that is a written communication within the meaning of Rule 405 under the Act.
(i)            The Company has not, directly or indirectly, distributed and will not distribute any offering material in connection with the offering and sale of the Securities other than any Preliminary Prospectus, the Prospectus and other materials, if any, permitted under the Act and consistent with Section 4(b) hereof.  The Company will file with the Commission all Issuer Free Writing Prospectuses in the time required under Rule 433(d) under the Act.  The Company has satisfied or will satisfy the conditions in Rule 433 under the Act to avoid a requirement to file with the Commission any electronic road show.
(j)            At the time of filing the Registration Statement and (ii) as of the date hereof (with such date being used as the determination date for purposes of this clause (ii)), the Company was not and is not an "ineligible issuer" (as defined in Rule 405 under the Act), including, without limitation, for purposes of Rules 164 and 433 under the Act with respect to the offering of the Securities as contemplated by the Registration Statement.
(k)            The Indenture has been duly qualified under the Trust Indenture Act and has been duly authorized, executed and delivered by, and is a valid and binding agreement of, the Company, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and equitable principles of general applicability.
(l)            The Securities have been duly authorized and, when executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the Underwriters in accordance with the terms of this Agreement, will be valid and binding obligations of the Company, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and equitable principles of general applicability, and will be entitled to the benefits of the Indenture.
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(m)            The consolidated financial statements of the Company and its consolidated subsidiaries, together with related notes and schedules as set forth in the Registration Statement, the General Disclosure Package and the Prospectus, comply in all material respects with the applicable requirements of the Act and present fairly the financial position and the results of operations and cash flows of the Company and the consolidated Subsidiaries, at the indicated dates and for the indicated periods.  Such financial statements and related schedules have been prepared in accordance with United States generally accepted principles of accounting ("GAAP"), consistently applied throughout the periods involved, except as disclosed therein, and all adjustments necessary for a fair presentation of results for such periods have been made.  The summary and selected consolidated financial and statistical data included in the Registration Statement, the General Disclosure Package and the Prospectus present fairly the information shown therein and such data has been compiled on a basis consistent with the financial statements presented therein and the books and records of the Company.  All disclosures contained in the Registration Statement, the General Disclosure Package and the Prospectus regarding "non-GAAP financial measures" (as such term is defined by the Rules and Regulations) comply with Regulation G of the Exchange Act and Item 10 of Regulation S-K under the Act, to the extent applicable.  The Company and the Subsidiaries do not have any material liabilities or obligations, direct or contingent (including any off-balance sheet obligations or any "variable interest entities" within the meaning of Financial Accounting Standards Board Interpretation No. 46), not disclosed in the Registration Statement, the General Disclosure Package and the Prospectus.  There are no financial statements (historical or pro forma) that are required to be included in the Registration Statement, the General Disclosure Package or the Prospectus that are not included as required.
(n)            PricewaterhouseCoopers Audit, who has certified certain of the financial statements filed with the Commission as part of the Registration Statement, the General Disclosure Package and the Prospectus, is an independent registered public accounting firm with respect to the Company and the Subsidiaries within the meaning of the Act and the applicable Rules and Regulations and the Public Company Accounting Oversight Board (United States) (the "PCAOB") as required by the Act.
(o)            Solely to the extent that the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated by the Commission and the New York Stock Exchange  thereunder (collectively, the "Sarbanes-Oxley Act") have been applicable to the Company, there is and has been no failure on the part of the Company to comply in all material respects with any provision of the Sarbanes-Oxley Act.  The Company has taken all necessary actions to ensure that it is in compliance with all provisions of the Sarbanes-Oxley Act that are in effect and with which the Company is required to comply (including Section 402 related to loans) and is actively taking steps to ensure that it will be in compliance with other provisions of the Sarbanes-Oxley Act not currently in effect or which will become applicable to the Company.  As of the date of the initial filing of the registration statement referred to in Section 1(a) hereof, there were no outstanding personal loans made, directly or indirectly, by the Company to any director or executive officer of the Company.
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(p)            There is no legal, governmental, administrative or regulatory investigation, action, suit, claim or proceeding pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, or to which any property of the Company or its Subsidiaries is, or to the knowledge of the Company, would reasonably be expected to be, subject, before any court or regulatory or administrative agency or otherwise which if determined adversely to the Company or any of its Subsidiaries would, individually or in the aggregate, have a Material Adverse Effect.  There are no current or pending legal, governmental, administrative or regulatory investigations, actions, suits, claims or proceedings that are required under the Act to be described in the Registration Statement, the General Disclosure Package or the Prospectus that are not so described in the Registration Statement, the General Disclosure Package or the Prospectus.  There are no statutes, regulations or contracts or other documents that are required under the Act to be filed as exhibits to the Registration Statement or described in the Registration Statement, the General Disclosure Package or the Prospectus that are not so filed as exhibits to the Registration Statement or described in the Registration Statement, the General Disclosure Package or the Prospectus.
(q)            The Company and its Subsidiaries have good and marketable title to all of the properties and assets reflected in the consolidated financial statements hereinabove described or described in the Registration Statement, the General Disclosure Package and the Prospectus, subject to no lien, mortgage, pledge, charge or encumbrance of any kind except (A) those reflected in such financial statements or described in the Registration Statement, the General Disclosure Package and the Prospectus or (B) which (i) do not materially interfere with the use made and proposed to be made of such property by the Company and its Subsidiaries or (ii) would, individually or in the aggregate, have a Material Adverse Effect.  The Company and its Subsidiaries occupy their leased properties under valid and binding leases.
(r)            The Company and its Subsidiaries have filed all U.S. federal, state, local and foreign tax returns which have been required to be filed and have paid all taxes indicated by such returns and all assessments received by them or any of them to the extent that such taxes have become due.  All tax liabilities have been adequately provided for in the financial statements of the Company, and the Company does not know of any actual or proposed additional material tax assessments.
(s)            Since the date of the most recent financial statements included in the Registration Statement, the General Disclosure Package and the Prospectus, (i) there has not been any material adverse change or any development involving a prospective material adverse change in or affecting the earnings, business, management, properties, assets, rights, operations, condition (financial or otherwise), or prospects of the Company and its Subsidiaries taken as a whole, whether or not occurring in the ordinary course of business, (ii) there has not been any material transaction entered into or any material transaction that is probable of being entered into by the Company or its Subsidiaries, other than transactions in the ordinary course of business and changes and developments referred to in clause (i) of this paragraph, above, and transactions referred to in clause (ii) of this paragraph, above, in each case described in the Registration Statement, the General Disclosure Package and the Prospectus, as each may be amended or supplemented, and (iii) neither the Company nor any of its Subsidiaries has sustained any loss or interference with its business that is material to the Company and its Subsidiaries taken as a whole and that is either from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor disturbance or dispute or any action, order or decree of any court or arbitrator or governmental or regulatory authority, except in each case as otherwise disclosed in the Registration Statement, the General Disclosure Package and the Prospectus.
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(t)            Neither the Company nor any of its Subsidiaries is or with the giving of notice or lapse of time or both, will be, (i) in violation of its certificate or articles of incorporation, charter, by-laws, certificate of formation, limited liability company agreement, partnership agreement or other organizational documents, as applicable, (ii) in violation of or in default under any agreement, lease, contract, indenture or other instrument or obligation to which it is a party or by which it, or any of its properties, is bound or (iii) in violation of any law, order, rule or regulation judgment, order, writ or decree applicable to the Company or any subsidiary of any court or of any government, regulatory body or administrative agency or other governmental body having jurisdiction over the Company or any subsidiary, or any of their properties or assets, except in the case of clauses (ii) and (iii), for such violations or defaults as would not, individually or in the aggregate, have a Material Adverse Effect.  The execution and delivery of this Agreement, the Indenture and the Securities, and the consummation of the transactions herein and therein contemplated and the fulfillment of the terms hereof and thereof do not and will not conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust or other agreement or instrument to which the Company or any subsidiary is a party or by which the Company or any subsidiary or any of their respective properties is bound, or of the certificate of incorporation or formation, articles of incorporation or association, charter, by-laws or other organizational documents, as applicable, of the Company or any law, order, rule or regulation judgment, order, writ or decree applicable to the Company or any subsidiary of any court or of any government, regulatory body or administrative agency or other governmental body having jurisdiction over the Company or any subsidiary, or any of their properties or assets.
(u)            The execution and delivery of, and the performance by the Company of its obligations under, this Agreement, the Indenture and the Securities, including the issuance and sale of the Securities, have been duly and validly authorized by all necessary corporate action on the part of the Company, and this Agreement has been duly executed and delivered by the Company.
(v)            Each approval, consent, order, authorization, designation, declaration or filing by or with any regulatory, administrative or other governmental body necessary in connection with the execution and delivery by the Company of this Agreement, the Indenture and the Securities and the consummation of the transactions herein and therein contemplated has been obtained or made and is in full force and effect (except such additional steps as may be required by the Commission, the Financial Industry Regulatory Authority, Inc. ("FINRA") or such additional steps as may be necessary to qualify the Securities for public offering by the Underwriters under state or foreign securities or Blue Sky laws).
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(w)            Except as would not, individually or in the aggregate, have a Material Adverse Effect, (i) the Company and its Subsidiaries (i) hold all licenses, registrations, certificates and permits from governmental authorities (collectively, "Governmental Licenses") which are necessary to the conduct of their business, (ii) are in compliance with the terms and conditions of all Governmental Licenses, and all Governmental Licenses are valid and in full force and effect, and (iii) have not received any written or other notice of proceedings relating to the revocation or modification of any Governmental License.
(x)            The Company and its Subsidiaries own or possess the right to use all patents, inventions, trademarks, trade names, service marks, logos, trade dress, designs, data, database rights, Internet domain names, rights of privacy, rights of publicity, copyrights, works of authorship, license rights, trade secrets, know-how and proprietary information (including unpatented and unpatentable proprietary or confidential information, inventions, systems or procedures) and other industrial property and intellectual property rights, as well as related rights, such as moral rights and the right to sue for all past, present and future infringements or misappropriations of any of the foregoing, and registrations and applications for registration of any of the foregoing (collectively, "Intellectual Property") necessary to conduct their business as presently conducted and currently contemplated to be conducted in the future.  Neither the Company nor any of the Subsidiaries, whether through their respective products and services or the conduct of their respective businesses, has infringed, misappropriated, conflicted with or otherwise violated, or is currently infringing, misappropriating, conflicting with or otherwise violating, and none of the Company or the Subsidiaries have received any communication or notice of infringement of, misappropriation of, conflict with or violation of, any Intellectual Property of any other person or entity.  Neither the Company nor any of the Subsidiaries has received any communication or notice alleging that by conducting their business as set forth in the Registration Statement, the General Disclosure Package or the Prospectus, such parties would infringe, misappropriate, conflict with, or violate, any of the Intellectual Property of any other person or entity.  The Company knows of no infringement, misappropriation or violation by others of Intellectual Property owned by or licensed to the Company or the Subsidiaries.  The Company and its Subsidiaries have taken all reasonable steps necessary to secure their interests in such Intellectual Property from their employees and contractors and to protect the confidentiality of all of their confidential information and trade secrets.
(y)            None of the Intellectual Property or technology (including information technology and outsourced arrangements) employed by the Company or the Subsidiaries has been obtained or is being used by the Company or the Subsidiaries in violation of any contractual obligation binding on the Company or any of the Subsidiaries or any of their respective officers, directors or employees or otherwise in violation of the rights of any persons.  The Company and the Subsidiaries own or have a valid right to access and use all computer systems, networks, hardware, software, databases, websites, and equipment used to process, store, maintain and operate data, information, and functions used in connection with the business of the Company and the Subsidiaries (the "Company IT Systems").  The Company IT Systems are adequate for, and operate and perform in all material respects as required in connection with, the operation of the business of the Company and the Subsidiaries as currently conducted, except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  The Company and the Subsidiaries have implemented commercially reasonable backup, security and disaster recovery technology consistent in all material respects with applicable regulatory standards and customary industry practices.
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(z)            Neither the Company nor, to the Company's knowledge, any of its affiliates, has taken or may take, directly or indirectly, any action designed to cause or result in, or which has constituted or which might reasonably be expected to constitute, the stabilization or manipulation of the price of the Securities to facilitate the sale or resale of the Securities.
(aa)            Neither the Company nor any Subsidiary is or, after giving effect to the offering and sale of the Securities contemplated hereunder and the application of the net proceeds from such sale as described in the Registration Statement, the General Disclosure Package and the Prospectus, will be required to register as an "investment company" or an entity "controlled" by an "investment company" within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission thereunder (collectively, the "1940 Act").
(bb)            The Company and its Subsidiaries maintain systems of "internal control over financial reporting" (as defined in Rule 13a-15(f) of the Exchange Act) that comply with the requirements of the Exchange Act and have been designed by, or under the supervision of, their respective principal executive and principal financial officers, or persons performing similar functions, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including, but not limited to, internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorization; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  There are no material weaknesses in the Company's internal control over financial reporting, and there has been no change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package and the Prospectus. The Company's auditors and its board of directors of the Company have been advised of: (i) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which have adversely affected or are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls over financial reporting.
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(cc)            The Company has established and maintains "disclosure controls and procedures" (as defined in Rules 13a-14(c) and 15d-14(c) under the Exchange Act); the Company's "disclosure controls and procedures" are reasonably designed to ensure that all information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and regulations under the Exchange Act, and that all such information is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of the Company required under the Exchange Act with respect to such reports.
(dd)            The statistical, industry-related and market-related data included in the Registration Statement, the General Disclosure Package and the Prospectus are based on or derived from sources which the Company reasonably and in good faith believes are reliable and accurate, and such data agree with the sources from which they are derived.
(ee)            The operations of the Company and the Subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements, including those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Currency and Foreign Transactions Reporting Act of 1970, as amended, the applicable money laundering statutes of jurisdictions where the Company and the Subsidiaries conduct business, the applicable rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the "Money Laundering Laws"), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any or the Subsidiaries with respect to the Money Laundering Laws is pending or, to the Company's knowledge, threatened.
(ff)            Neither the Company nor, to the Company's knowledge, any director, officer, agent, employee, affiliate or representative of the Company or any of its Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department ("OFAC") or any similar sanctions imposed by any other body, governmental or other, to which the Company or any of its Subsidiaries is subject (collectively, "other economic sanctions"); and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other Person or entity, for the purpose of financing the activities of any Person currently subject to any U.S. sanctions administered by OFAC or other economic sanctions.
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(gg)            Neither the Company nor any of the Subsidiaries nor any director, officer, or, to the Company's knowledge, agent, employee, affiliate or other person associated with or acting on behalf of the Company or any of the Subsidiaries: (i) has used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity: (ii) has made any direct or indirect unlawful contribution or payment to any official of, or candidate for, or any employee of, any federal, state or foreign office from corporate funds; (iii) has made any bribe, unlawful rebate, payoff, influence payment, kickback or other unlawful payment; or (iv)  is aware of or has taken any action, directly or indirectly, that would result in a violation by such Persons of the OECD Convention on Bribery of Foreign Public Officials in International Business Transactions ("OECD Convention"), the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (collectively, the "FCPA"), the UK Bribery Act of 2010 (the "Bribery Act") or any similar law or regulation to which the Company, any of its Subsidiaries, any director, officer, agent, employee, affiliate or other person associated with or acting on behalf of the Company or any of its Subsidiaries is subject.  The Company, the Subsidiaries and their affiliates have each conducted their businesses in compliance with the FCPA, the Bribery Act and any applicable similar law or regulation and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.
(hh)            The Company and each of the Subsidiaries carry, or will carry at or before the delivery of a vessel in its Initial Fleet, or are covered by, insurance, from insurers of recognized financial responsibility (which term for purposes of this Agreement shall include protection and indemnity clubs), in such amounts and covering such risks as is customarily deemed adequate for the conduct of their respective businesses and the value of their respective properties and as is prudent and customary for companies engaged in similar businesses; neither the Company nor any of the Subsidiaries have been refused any coverage under insurance policies sought or applied for; and the Company and the Subsidiaries have no reason to believe that they will not be able to renew their existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue their respective businesses at a cost that would not, individually or in the aggregate, have a Material Adverse Effect.
(ii)            The Company and the Subsidiaries do not maintain any "employee benefit plans" (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended).
(jj)            There are no affiliations or associations between any member of FINRA and any of the Company's officers, directors or 5% or greater securityholders.
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(kk)            Except in each case as otherwise disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, except as would not, individually or in the aggregate, have a Material Adverse Effect:  (i) the Company and each Subsidiary have complied and are in compliance, in all material respects, with all applicable federal, state, local, foreign and international laws and international conventions (including the common law), statutes, rules, regulations, orders, judgments, decrees or other legally binding requirements of any court, administrative agency or other governmental authority relating to pollution or to the protection of the environment, natural resources or human health or safety, or to the manufacture, use, generation, treatment, storage, disposal, release or threatened release of hazardous or toxic substances, pollutants, contaminants or wastes, or the arrangement for such activities ("Environmental Laws"); (ii) the Company and each Subsidiary have obtained and are in compliance, in all material respects, with all permits, licenses, authorizations or other approvals required of them under Environmental Laws to conduct their respective businesses and are not subject to any action to revoke, terminate, cancel, limit, amend or appeal any such permits, licenses, authorizations or approvals; (iii) neither the Company nor any Subsidiary is a party to any judicial or administrative proceeding (including a notice of violation) under any Environmental Laws (a) to which a governmental authority is also a party and which involves potential monetary sanctions, unless it could reasonably be expected that such proceeding will result in monetary sanctions of less than $100,000, or (b) which is otherwise material; and no such proceeding has been threatened or is known to be contemplated; (iv) neither the Company nor any Subsidiary has received notice or is otherwise aware of any pending or threatened material claim or potential liability under Environmental Laws in respect of its past or present business, operations (including the disposal of hazardous substances at any off-site location), facilities or real property (whether owned, leased or operated) or on account of any predecessor or any person whose liability under any Environmental Laws it has agreed to assume; and neither the Company nor any Subsidiary is aware of any facts or conditions that could reasonably be expected to give rise to any such claim or liability; and (v) neither the Company nor any Subsidiary is aware of any matters regarding compliance with existing or reasonably anticipated Environmental Laws, or with any liabilities or other obligations under Environmental Laws (including asset retirement obligations), that could reasonably be expected to have a material effect on the capital expenditures, earnings or competitive position of the Company and its Subsidiaries.  In the ordinary course of its business, the Company reviews the effect of Environmental Laws on the business, operations and properties of the Company and its Subsidiaries. On the basis of such review, the Company has reasonably concluded that the Company has not incurred any costs or liabilities associated with Environmental Laws (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties) which would, individually or in the aggregate, have a Material Adverse Effect.
(ll)            There are no relationships, direct or indirect, or related-party transactions involving the Company or any of the Subsidiaries or any other person required to be described in the Registration Statement and the Prospectus which have not been described in such documents and the General Disclosure Package as required.
(mm)            No Subsidiary of the Company is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Subsidiary's capital stock, from repaying to the Company any loans or advances to such Subsidiary from the Company or from transferring any of such Subsidiary's property or assets to the Company or any other Subsidiary of the Company.
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(nn)            No labor disturbance by or dispute with employees of the Company or any of the Subsidiaries exists or, to the knowledge of the Company, is contemplated or threatened.
(oo)            Neither the Company nor any of its Subsidiaries is a party to any contract, agreement or understanding with any person (other than this Agreement) that would give rise to a valid claim against the Company or any of the Subsidiaries or any Underwriter for a brokerage commission, finder's fee or like payment in connection with the offering and sale of the Securities.
(pp)            (i)            Upon delivery to and acceptance by the relevant Subsidiary under  any newbuilding contract to which the Company or any Subsidiary is a party, as each may be amended and which has not been terminated, (the "Newbuilding Contracts" and each, a "Newbuilding Contract") as described in the Registration Statement, General Disclosure Package and Prospectus, each of the vessels described in the Registration Statement, the General Disclosure Package and the Prospectus (the "Contracted Vessels") for delivery to and acceptance by a Subsidiary will be, and each of the vessels described in the Registration Statement, General Disclosure Package and the Prospectus as being chartered-in by the Company (the "Existing Vessels" and together with the Contracted Vessels, the "Vessels") are, duly registered as a vessel under the laws of the jurisdiction set forth opposite its name on Schedule III, or under the laws of a generally accepted shipping industry flag jurisdiction, and, in the case of the Contracted Vessels, in the sole ownership of the Subsidiary set forth opposite its name on Schedule III; each such Subsidiary will have, good title to the applicable Contracted Vessel, free and clear of all mortgages, pledges, liens, security interests, claims and all defects of the title of record, except for any mortgages, pledges, liens, security interests or claims arising from any financing arrangement which the Company or Subsidiary may enter to finance the acquisition of the Contracted Vessel and except such encumbrances which would not, in the aggregate, result in a Material Adverse Effect; and each Vessel is or will, as applicable, be in good standing with respect to the payment of past and current taxes, fees and other amounts payable under the laws of the jurisdiction where it is registered as would affect its registry with the ship registry of such jurisdiction.
(ii)            The Company will use reasonable commercial efforts to ensure that each Vessel is or will be, as applicable, operated in compliance with the rules, codes of practice, conventions, protocols, guidelines or similar requirements or restrictions imposed, published or promulgated by any court or regulatory or administrative agency, classification society or insurer applicable to the respective Vessel (collectively, "Maritime Guidelines") and all applicable international, national, state and local conventions, laws, regulations, orders, Governmental Licenses and other requirements (including, without limitation, all Environmental Laws), except where such failure to be in compliance would not have, individually or in the aggregate, a Material Adverse Effect. The Company and each applicable Subsidiary is or will be, as applicable, qualified to own or lease, as the case may be, and operate such vessels under all applicable international, national, state and local conventions, laws, regulations, orders, Governmental Licenses and other requirements (including, without limitation, all Environmental Laws) and Maritime Guidelines, including the laws, regulations and orders of each such Vessel's flag state, except where such failure to be so qualified would not have, individually or in the aggregate, a Material Adverse Effect.
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(iii)            The Company and each Subsidiary owning or leasing an Existing Vessel and, at the time of purchase, after giving effect to the transactions contemplated by the Newbuilding Contracts, the Company and each Subsidiary owning a Contracted Vessel, does or will carry or is or will be entitled to the benefits of insurance relating to such Vessels and its respective properties, operations, personnel and business with financially sound and reputable insurers, in such amounts and covering such risks as is generally maintained by companies of established repute engaged in the shipping industry, and all such insurance is or will be maintained in full force and effect; the Company has no reason to believe that, upon the closing of the transactions contemplated by the Newbuilding Contracts, the Company and the Subsidiaries will not be able (x) to obtain insurance relating to said vessels and their respective properties, operations, personnel and businesses with insurers of recognized international standing as of said dates, in such amounts and covering such risks as are generally maintained by companies of established repute engaged in the shipping industry, and (y) to maintain all such insurance to be in full force and effect;
(qq)            Each Existing Vessel is, and each Contracted Vessel will be, classed by any of Lloyd's Register of Shipping, American Bureau of Shipping, Det Norske Veritas or a classification society which is a full member of the International Association of Classification Societies and each Owned Vessel is, and each Existing Vessel is, and the Company will use reasonable commercial efforts to ensure each Contracted Vessel will be, in class with valid class and trading certificates, without any overdue recommendations.
(rr)            Except as disclosed in the General Disclosure Package, under current laws and regulations of the Republic of the Marshall Islands and the Principality of Monaco and any political subdivision thereof, all payments of interest or principal on the Securities may be paid by the Company to the holder thereof in United States dollars that may be converted into foreign currency and freely transferred out of the Republic of the Marshall Islands and the Principality of Monaco and all such payments made to holders thereof or therein who are non-residents of the Republic of the Marshall Islands and the Principality of Monaco will not be subject to income, withholding or other taxes under laws and regulations of Marshall Islands and the Principality of Monaco or any political subdivision or taxing authority thereof or therein and will otherwise be free and clear of any other tax, duty, withholding or deduction in the Republic of the Marshall Islands and the Principality of Monaco or any political subdivision or taxing authority thereof or therein and without the necessity of obtaining any governmental authorization in the Republic of the Marshall Islands and the Principality of Monaco or any political subdivision or taxing authority thereof or therein.
(ss)            Each MoA, Newbuilding Contract for the construction of the vessels to be acquired by the Company, as described in the Registration Statement, the General Disclosure Package and the Prospectus (each, an "Identified Vessel"), and charter under which Subsidiaries  charter-in vessels (each, a "Charter") has been duly authorized and has been executed and delivered by the respective parties thereto and the Company has no reason to believe that any such MoA, Newbuilding Contract or Charter does not constitute a valid and binding agreement of each such party enforceable in all material respects against each such party in accordance with its terms. Any required consent in connection with the transactions contemplated by any MoA, any Newbuilding Contract, any Charter and any charter under which the Subsidiaries charter-out Vessels, or any credit facility or loan agreement ("Credit Facilities") to which the Company or any Subsidiary is a party has been obtained. Any descriptions of the terms of the MoAs, the Newbuilding Contracts, the Charters and the Credit Facilities, as applicable, that are contained in the Registration Statement, the General Disclosure Package and the Prospectus are accurate and fair in all material respects.
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(tt)            Each of the Technical Management Services Agreement effective as of September 27, 2013 by and between the Company and Scorpio Ship Management S.A.M., the Commercial Management Services Agreement effective as of September 27, 2013, by and between the Company and Scorpio Commercial Management S.A.M. and the Administrative Services Agreement by and between the Company and Scorpio Services Holding Limited (the "Management Agreements" and each, a "Management Agreement") has been duly authorized and has been executed and delivered by the respective parties thereto and the Company has no reason to believe that such Management Agreements do not constitute valid and binding agreements of each such party enforceable in all material respects against each such party in accordance with its terms, as may be amended. Any required consent in connection with the transactions contemplated by the Management Agreements has been obtained. Any descriptions of the terms of the Management Agreements that are contained in the Registration Statement, the General Disclosure Package and the Prospectus are accurate and fair in all material respects.
(uu)            The Company is a "foreign private issuer" as defined in Rule 405 of the Rules and Regulations and is eligible to register its securities on Form F-1 adopted by the Commission.
(vv)            Neither the Company nor any Subsidiary or any of their respective properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of the United States, the Republic of the Marshall Islands, the Principality of Monaco or any political subdivisions thereof.
(ww)            Except as disclosed in the Registration Statement, the General Disclosure Package and the Prospectus, there are no encumbrances or restrictions on the ability of any Subsidiary (A) to pay dividends or make other distributions on such Subsidiary's capital stock or to pay any indebtedness to the Company and any such dividends and other distributions, under the current laws and regulations of the jurisdictions where such Subsidiaries are organized, may be freely transferred out of such jurisdictions and all such dividends and other distributions will not be subject to withholding or other taxes under the laws and regulations of such jurisdictions, (B) to make loans or advances or pay any indebtedness to the Company or (C) to transfer any of its property or assets to the Company.
(xx)            The Company has the power to submit, and pursuant to Section 13 of this Agreement has legally, validly, effectively and irrevocably submitted, to the jurisdiction of any federal or state court in the State of New York, County of New York, and has the power to designate, appoint and empower, and pursuant to Section 13 of this Agreement has legally, validly and effectively designated, appointed and empowered, an agent for service of process in any suit or proceeding based on or arising under this Agreement in any federal or state court in the State of New York.
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(yy)            PricewaterhouseCoopers Audit, whose reports on the consolidated financial statements of the Company and its Subsidiaries are included in the Registration Statement, the Preliminary Prospectuses and the Prospectus, are independent registered public accountants as required by the Act and by the rules of the Public Company Accounting Oversight Board;
(zz)            No stamp duty, stock exchange tax, value-added tax, withholding or any other similar duty or tax is payable in the United States, the Republic of Marshall Islands or the Principality of Monaco, any political subdivision thereof or to any authority having power to tax, in connection with the execution, delivery or performance of this Agreement, the Indenture or the Securities by the Company or the issuance, sale or delivery of the Securities to be sold by the Company, to the Underwriters or the initial resales thereof by the Underwriters in the manner contemplated by this Agreement and the Prospectus;
2.            Purchase, Sale and Delivery of the Firm Securities.
(a)            On the basis of the representations, warranties and covenants herein contained, and subject to the conditions herein set forth, the Company agrees to sell to the Underwriters and each Underwriter agrees, severally and not jointly, to purchase from the Company the respective principal amounts of Firm Securities set forth in Schedule II hereto opposite its name at a purchase price of 97% of the principal amount thereof (the "Purchase Price").
(b)            In addition, on the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company hereby grants an option to the several Underwriters to purchase the Option Securities at the price per share as set forth in Section 2(a) hereof.  The option granted hereby may be exercised in whole or in part by giving written notice (i) at any time before the Closing Date and (ii) only once thereafter within 30 days after the date of this Agreement, by you, as Representatives of the several Underwriters, to the Company setting forth the number of Option Securities as to which the several Underwriters are exercising the option and the time and date at which such Option Securities are to be delivered.
(c)            Payment for the Firm Securities shall be made to the Company in Federal or other funds immediately available in New York City against delivery of such Firm Securities for the respective accounts of the several Underwriters at 10:00 a.m., New York City time, on September    , 2014, or at such other time on the same or such other date, not later than the fifth business day thereafter, as may be designated in writing by you.  The time and date of such payment are hereinafter referred to as the "Closing Date."  Payment for any Additional Securities shall be made to the Company in Federal or other funds immediately available in New York City against delivery of such Additional Securities for the respective accounts of the several Underwriters at 10:00 a.m., New York City time, on the date specified in the corresponding notice described in Section 2(b) or at such other time on the same or on such other date, in any event not later than the tenth business day thereafter, as shall be designated in writing by the Representatives.  The Securities shall be in definitive form or global form, as specified by the Representatives, and registered in such names and in such denominations as you shall request in writing not later than one full business day prior to the Closing Date or the applicable Option Closing Date, as the case may be.  The Firm Securities and Additional Securities shall be delivered to the Representatives on the Closing Date or an Option Closing Date, as the case may be, for the respective accounts of the several Underwriters.  The Purchase Price payable by the Underwriters shall be (i) reduced by any transfer taxes paid by, or on behalf of, the Underwriters in connection with the transfer of the Securities to the Underwriters duly paid and (ii) shall be treated as satisfied to the extent of any amount withheld and paid over to the applicable taxing authority as required by law.  As used herein, "business day" means a day on which the New York Stock Exchange is open for trading and on which banks in New York are open for business and are not permitted by law or executive order to be closed.
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3.            Offering by the Underwriters.
The Company is advised by you that the Underwriters propose to make a public offering of their respective portions of the Securities as soon after the Registration Statement and this Agreement have become effective as in your judgment is advisable.  The Company is further advised by you that the Securities are to be offered to the public upon the terms set forth in the Prospectus.

4.            Covenants of the Company.
The Company covenants and agrees with the several Underwriters that:

(a)            The Company will (A) prepare and timely file with the Commission under Rule 424(b) under the Act a Prospectus in a form approved by the Representatives containing information previously omitted at the time of effectiveness of the Registration Statement in reliance on Rules 430A, 430B or 430C under the Act and (B) not file any amendment to the Registration Statement or distribute an amendment or supplement to the General Disclosure Package or the Prospectus of which the Representatives shall not previously have been advised and furnished with a copy or to which the Representatives shall have reasonably objected in writing or which is not in compliance with the Rules and Regulations.
(b)            The Company will (i) not make any offer relating to the Securities that would constitute an Issuer Free Writing Prospectus or that would otherwise constitute a "free writing prospectus" (as defined in Rule 405 under the Act) required to be filed by the Company with the Commission under Rule 433 under the Act unless the Representatives approves its use in writing prior to first use (each, a "Permitted Free Writing Prospectus"); provided that the prior written consent of the Representatives hereto shall be deemed to have been given in respect of the Issuer Free Writing Prospectus(es) included on Schedule I hereto, (ii)  treat each Permitted Free Writing Prospectus as an Issuer Free Writing Prospectus, (iii) comply with the requirements of Rules 164 and 433 under the Act applicable to any Issuer Free Writing Prospectus, including the requirements relating to timely filing with the Commission, legending and record keeping and (iv) not take any action that would result in an Underwriter or the Company being required to file with the Commission pursuant to Rule 433(d) under the Act a free writing prospectus prepared by or on behalf of such Underwriter that such Underwriter otherwise would not have been required to file thereunder.  The Company will satisfy the conditions in Rule 433 under the Act to avoid a requirement to file with the Commission any electronic road show.
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(c)            The Company will prepare a final term sheet (the "Final Term Sheet") reflecting the final terms of the Securities, in form and substance satisfactory to the Representatives, and shall file such Final Term Sheet as an Issuer Free Writing Prospectus pursuant to Rule 433 under the Act prior to the close of business two business days after the date hereof; provided that the Company shall provide the Representatives with copies of any such Final Term Sheet a reasonable amount of time prior to such proposed filing and will not use or file any such document to which the Representatives or counsel to the Underwriters shall reasonably object.
(d)            The Company will promptly notify the Representative if the Company ceases to be an Emerging Growth Company at any time prior to the later of (a) completion of the distribution of the Securities within the meaning of the Act and (b) completion of the restricted period referred to in Section 4(o) hereof.
(e)            The Company will advise the Representatives promptly (A) when the Registration Statement or any post-effective amendment thereto shall have become effective, (B) of receipt of any comments from the Commission, (C) when any supplement to the Prospectus or any Issuer Free Writing Prospectus or any amendment to the Prospectus has been filed, (D) of any request of the Commission for amendment of the Registration Statement or for supplement to the General Disclosure Package or the Prospectus or for any additional information, (E) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or any order preventing or suspending the use of any Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus, or of the institution of any proceedings for that purpose or pursuant to Section 8A of the Act, (F) of the occurrence of any event within the Prospectus Delivery Period as a result of which the Prospectus, the General Disclosure Package or any Issuer Free Writing Prospectus as then amended or supplemented would include any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing when the Prospectus, the General Disclosure Package or any such Issuer Free Writing Prospectus is delivered to a purchaser, not misleading, and (G) of the receipt by the Company of any notice with respect to any suspension of the qualification of the Securities for offer and sale in any jurisdiction or the initiation or, to the knowledge of the Company, threatening of any proceeding for such purpose.  The Company will use its best efforts to prevent the issuance of any order referred to in clause (E) or (G) of this paragraph and to obtain as soon as possible the lifting thereof, if issued.
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(f)            The Company will cooperate with the Representatives in endeavoring to qualify the Securities for sale under the securities laws of such jurisdictions as the Representatives may reasonably have designated in writing and will make such applications, file such documents, and furnish such information as may be reasonably required for that purpose; provided that the Company shall not be required to (x) qualify as a foreign corporation, (y) file a general consent to service of process in any jurisdiction where it is not now so qualified or required to file such a consent, or (z) subject itself to taxation in any such jurisdiction if it is not otherwise so subject.  The Company will, from time to time, prepare and file such statements, reports, and other documents, as are or may be required to continue such qualifications in effect for so long a period as the Representatives may reasonably request for distribution of the Securities.
(g)            The Company will deliver to, or upon the order of, the Representatives, from time to time, as many copies of any Preliminary Prospectus as the Representatives may reasonably request.  The Company will deliver to, or upon the order of, the Representatives, from time to time, as many copies of any Issuer Free Writing Prospectus as the Representatives may reasonably request.  The Company will deliver to, or upon the order of, the Representatives during the period when delivery of a Prospectus (or, in lieu thereof, the notice referred to under Rule 173(a) under the Act) (the "Prospectus Delivery Period") is required under the Act, as many copies of the Prospectus in final form, or as thereafter amended or supplemented, as the Representatives may reasonably request.  The Company will deliver to the Representatives at or before the Closing Date, four signed copies of the Registration Statement and all amendments thereto including all exhibits filed therewith, and will deliver to the Representatives such number of copies of the Registration Statement (including such number of copies of the exhibits filed therewith that may reasonably be requested), and of all amendments thereto, as the Representatives may reasonably request.
(h)            The Company will comply with the Act and the Rules and Regulations, and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations of the Commission thereunder, so as to permit the completion of the distribution of the Securities as contemplated in this Agreement and the Prospectus.  If during the period in which a prospectus (or, in lieu thereof, the notice referred to under Rule 173(a) under the Act) is required by law to be delivered by an Underwriter or dealer, any event shall occur as a result of which, in the judgment of the Company or in the reasonable opinion of the Underwriters, it becomes necessary to amend or supplement the Prospectus in order to make the statements therein, in the light of the circumstances existing at the time the Prospectus is delivered to a purchaser, not misleading, or, if it is necessary at any time to amend or supplement the Prospectus to comply with any law, the Company promptly will prepare and file with the Commission an appropriate amendment to the Registration Statement or supplement to the Prospectus so that the Prospectus as so amended or supplemented will not, in the light of the circumstances when it is so delivered, be misleading, or so that the Prospectus will comply with the law.
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(i)            If the General Disclosure Package is being used to solicit offers to buy the Securities at a time when the Prospectus is not yet available to prospective purchasers and any event shall occur or condition shall exist as a result of which, in the judgment of the Company or in the reasonable opinion of the Underwriters, it becomes necessary to amend or supplement the General Disclosure Package in order to make the statements therein, in the light of the circumstances, not misleading, or to make the statements therein not conflict with the information contained in the Registration Statement then on file, or if it is necessary at any time to amend or supplement the General Disclosure Package to comply with any law, the Company promptly will prepare, file with the Commission (if required) and furnish to the Underwriters and any dealers an appropriate amendment or supplement to the General Disclosure Package.
(j)            The Company will make generally available to its security holders, as soon as it is practicable to do so, but in any event not later than 15 months after the effective date of the Registration Statement, an earnings statement (which need not be audited) in reasonable detail, covering a period of at least 12 consecutive months beginning after the effective date of the Registration Statement, which earnings statement shall satisfy the requirements of Section 11(a) of the Act and Rule 158 under the Act and will advise you in writing when such statement has been so made available.
(k)            Prior to the Closing Date, the Company will furnish to the Underwriters, if and as soon as they have been prepared by or are available to the Company, a copy of any unaudited interim financial statements of the Company for any period subsequent to the period covered by the most recent financial statements appearing in the Registration Statement, the General Disclosure Package and the Prospectus.
(l)            The Company shall apply the net proceeds of its sale of the Securities as set forth in the Registration Statement, the General Disclosure Package and the Prospectus and shall file such reports with the Commission with respect to the sale of the Securities and the application of the proceeds therefrom as may be required in accordance with Rule 463 under the Act.
(m)            The Company shall not invest, or otherwise use the proceeds received by the Company from its sale of the Securities in such a manner as would require the Company or any of the Subsidiaries to register as an investment company under the 1940 Act.
(n)            The Company will not take, directly or indirectly, any action designed to cause or result in, or that has constituted or might reasonably be expected to constitute, the stabilization or manipulation of the price of any securities of the Company.
(o)            During the period beginning on the date hereof and continuing to and including the Closing Date, not to offer, sell, contract to sell or otherwise dispose of any debt securities of the Company or warrants to purchase or otherwise acquire debt securities of the Company substantially similar to the Securities (other than (i) the Securities, (ii) commercial paper issued in the ordinary course of business or (iii) securities or warrants permitted with the prior written consent of the Representatives identified in Schedule I with the authorization to release this lock-up on behalf of the Underwriters).
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(p)            The Company will use commercially reasonable efforts to list the Securities on the New York Stock Exchange.
5.            Costs and Expenses.
The Company will pay all costs, expenses and fees incident to the performance of the obligations of the Company under this Agreement, including, without limiting the generality of the foregoing, the following: (i) accounting fees of the Company; (ii) the fees and disbursements of counsel for the Company; (iii) all costs and expenses related to the transfer and delivery of the Securities to the Underwriters, including any transfer or other taxes payable thereon; (iv) any roadshow expenses; (v) the cost of printing and delivering to, or as requested by, the Underwriters copies of the Registration Statement, Preliminary Prospectuses, the Issuer Free Writing Prospectuses, the Prospectus, this Agreement, the listing application, any Blue Sky survey, in each case, any supplements or amendments thereto; (vi) the filing fees of the Commission; (vii) the filing fees and expenses (including legal fees and disbursements, which shall not exceed $20,000) incident to securing any required review by FINRA of the terms of the sale of the Securities; (viii) all expenses and application fees related to the listing of the Securities on the New York Stock Exchange; (ix) the cost of printing certificates, if any, representing the Securities; (x) the costs and charges of any trustee, transfer agent, registrar or depositary; (xi) the costs and expenses (including without limitation any damages or other amounts payable in connection with legal or contractual liability) associated with the reforming of any contracts for sale of the Securities made by the Underwriters caused by a breach of the representation in Section 1(b) hereof; and (xii) and the expenses, including the fees and disbursements (which shall not exceed $15,000) of counsel for the Underwriters, incurred in connection with the qualification of the Securities under foreign or state securities or Blue Sky laws and the preparation, printing and distribution of a Blue Sky memorandum (including the related fees and expenses of counsel for the Underwriters).  The Company shall not, however, be required to pay for any of the Underwriter's expenses (other than those related to qualification under FINRA regulation and state securities or Blue Sky laws) except that, if this Agreement shall not be consummated because the conditions in Section 6 hereof are not satisfied, or because this Agreement is terminated by the Representatives pursuant to Section 11 hereof, or by reason of any failure, refusal or inability on the part of the Company to perform any undertaking or satisfy any condition of this Agreement or to comply with any of the terms hereof on its part to be performed, unless such failure, refusal or inability is due primarily to the default or omission of any Underwriter, the Company shall reimburse the several Underwriters for reasonable out-of-pocket expenses, including fees and disbursements of counsel, reasonably incurred in connection with investigating, marketing and proposing to market the Securities or in contemplation of performing their obligations hereunder; but the Company shall not in any event be liable to any of the several Underwriters for damages on account of loss of anticipated profits from the sale by them of the Securities.

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6.            Conditions of Obligations of the Underwriters.
The several obligations of the Underwriters to purchase the Firm Securities on the Closing Date and the Option Securities, if any, on the Option Closing Date are subject to the accuracy, as of the Applicable Time, the Closing Date or the Option Closing Date, as the case may be, of the representations and warranties of the Company contained herein, and to the performance by the Company of its covenants and obligations hereunder and to the following additional conditions:

(a)            The Registration Statement and all post-effective amendments thereto shall have become effective and the Prospectus and each Issuer Free Writing Prospectus required shall have been filed as required by Rules 424, 430A, 430B, 430C or 433 under the Act, as applicable, within the time period prescribed by, and in compliance with, the Rules and Regulations, and any request of the Commission for additional information (to be included in the Registration Statement or otherwise) shall have been disclosed to the Representatives and complied with to its reasonable satisfaction.  No stop order suspending the effectiveness of the Registration Statement, as amended from time to time, shall have been issued and no proceedings for that purpose or pursuant to Section 8A under the Act shall have been taken or, to the knowledge of the Company, shall be contemplated or threatened by the Commission and no injunction, restraining order or order of any nature by a federal or state court of competent jurisdiction shall have been issued as of the Closing Date which would prevent the issuance of the Securities.
(b)            Subsequent to the execution and delivery of this Agreement and prior to the Closing Date or the Option Closing Date, as the case may be:
(i)            there shall be no rating accorded to any of the Securities of the Company or any of its Subsidiaries by any "nationally recognized statistical rating organization," as such term is defined in Section 3(a)(62) of the Exchange Act;
(ii)            there shall not have occurred any change, or any development involving a prospective change, in the condition, financial or otherwise, or in the earnings, business or operations of the Company and its Subsidiaries, taken as a whole, from that set forth in the General Disclosure Package as of the date of this Agreement that, in your judgment, is material and adverse and that makes it, in your judgment, impracticable to market the Securities on the terms and in the manner contemplated in the General Disclosure Package; and
(iii)            all corporate proceedings and other legal matters incident to the authorization, form and validity of this Agreement, the Indenture and the Securities shall be reasonably satisfactory in all material respects to counsel for the Underwriters.
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(c)            The Representatives shall have received on the Closing Date or the Option Closing Date, as the case may be, (i) the opinions of Seward & Kissel LLP, United States and Marshall Islands counsel for the Company, dated the Closing Date or the Option Closing Date, as the case may be, addressed to the Underwriters (and stating that, with respect to matters of Marshall Islands law, it may be relied upon by counsel to the Underwriters) substantially in the form of Annex A hereto and, (ii) the opinion of Maltese counsel for the Company, dated the Closing Date or the Option Closing Date, as the case may be, addressed to the Underwriters (and stating that it may be relied upon by counsel to the Underwriters) substantially in the form of Annex B hereto.
(d)            The Representatives shall have received from Morgan, Lewis & Bockius LLP, counsel for the Underwriters, an opinion and 10b-5 statement, dated the Closing Date or the Option Closing Date, as the case may be, with respect to such matters as the Representatives may reasonably request, and such counsel shall have received such documents and information as they may reasonably request to enable them to pass upon such matters.
(e)            The Representatives shall have received, on each of the date hereof, the Closing Date and, if applicable, the Option Closing Date, a letter dated the date hereof, the Closing Date or the Option Closing Date, as the case may be, in form and substance satisfactory to you, of PricewaterhouseCoopers Audit confirming that they are an independent registered public accounting firm with respect to the Company and the Subsidiaries within the meaning of the Act and the applicable Rules and Regulations and the PCAOB and stating that in their opinion the financial statements and schedules examined by them and included in the Registration Statement, the General Disclosure Package and the Prospectus comply in form in all material respects with the applicable accounting requirements of the Act and the related Rules and Regulations; and containing such other statements and information as is ordinarily included in accountants' "comfort letters" to underwriters with respect to the financial statements and certain financial and statistical information contained in the Registration Statement, the General Disclosure Package and the Prospectus; provided that the letters delivered on the date hereof, the Closing Date or the Option Closing Date, as the case may be, shall use a "cut-off date" not earlier than three days prior to the date of such respective letter.
(f)            The Representatives shall have received on the Closing Date and, if applicable, the Option Closing Date, as the case may be, a certificate or certificates of the Chief Executive Officer and the Chief Financial Officer of the Company to the effect that, as of the Closing Date or the Option Closing Date, as the case may be, each of them severally represents as follows:
(i)            The Registration Statement has become effective under the Act and no stop order suspending the effectiveness of the Registration Statement or no order preventing or suspending the use of any Preliminary Prospectus, any Issuer Free Writing Prospectus or the Prospectus has been issued, and no proceedings for such purpose or pursuant to Section 8A of the Act have been taken or are, to his or her knowledge, contemplated or threatened by the Commission;
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(ii)            The representations and warranties of the Company contained in Section 1 hereof are true and correct as of the Closing Date or the Option Closing Date, as the case may be;
(iii)            All filings required to have been made pursuant to Rules 424, 430A, 430B or 430C under the Act have been made as and when required by such rules;
(iv)            He or she has carefully examined the General Disclosure Package and any individual Limited Use Free Writing Prospectus and, in his or her opinion, as of the Applicable Time, the statements contained in the General Disclosure Package and any individual Limited Use Free Writing Prospectus did not contain any untrue statement of a material fact, and such General Disclosure Package and any individual Limited Use Free Writing Prospectus, when considered together with the General Disclosure Package, did not omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;
(v)            He or she has carefully examined the Registration Statement and, in his or her opinion, as of the effective date of the Registration Statement, the Registration Statement and any amendments thereto did not contain any untrue statement of a material fact and did not omit to state a material fact necessary in order to make the statements therein not misleading, and since the effective date of the Registration Statement, no event has occurred which should have been set forth in a supplement to or an amendment of the Prospectus which has not been so set forth in such supplement or amendment;
(vi)            He or she has carefully examined the Prospectus and, in his or her opinion, as of its date and the Closing Date or the Option Closing Date, as the case may be, the Prospectus and any amendments and supplements thereto did not contain any untrue statement of a material fact and did not omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and
(vii)            Since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package and Prospectus, there has not been any material adverse change or any development involving a prospective material adverse change in or affecting the business, management, properties, assets, rights, operations, condition (financial or otherwise) or prospects of the Company and the Subsidiaries taken as a whole, whether or not arising in the ordinary course of business.
(g)            The Company shall have caused to be prepared and submitted to the New York Stock Exchange a listing application for trading with respect to the Securities.
(h)            The Company shall have furnished to the Representatives such further certificates and documents confirming the representations and warranties, covenants and conditions contained herein and related matters as the Representatives may reasonably have requested.
(i)            No action shall have been taken and no statute, rule, regulation or order shall have been enacted, adopted or issued by any federal, state or foreign governmental or regulatory authority that would, as of the Closing Date or the Option Closing Date, as the case may be, prevent the issuance or sale of the Securities by the Company; and no injunction or order of any federal, state or foreign court shall have been issued that would, as of the Closing Date or the Option Closing Date, as the case may be, prevent the issuance or sale of the Securities by the Company.
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The opinions and certificates mentioned in this Agreement shall be deemed to be in compliance with the provisions hereof only if they are in all material respects satisfactory to the Representatives and to Morgan, Lewis & Bockius LLP, counsel for the Underwriters.

The several obligations of the Underwriters to purchase Securities hereunder are subject to the delivery to the Representatives on the applicable Closing Date or Option Closing Date, as the case may be, of such documents as the Representatives may reasonably request with respect to the good standing of the Company, the due authorization, execution, issuance and authentication of the Securities to be sold on the Closing Date or such Option Closing Date, as the case may be, and other matters related to the execution, issuance and authorization of such Securities.
If any of the conditions hereinabove provided for in this Section 6 shall not have been fulfilled when and as required by this Agreement to be fulfilled, the obligations of the Underwriters hereunder may be terminated by the Representatives by notifying the Company of such termination in writing or by telegram at or prior to the Closing Date or the Option Closing Date, as the case may be.

In such event, the Company and the Underwriters shall not be under any obligation to each other (except to the extent provided in Sections 5 and 7 hereof).

7.            Indemnification.
(a)            The Company agrees:
(i)            to indemnify and hold harmless each Underwriter, the directors and officers of each Underwriter and each person, if any, who controls any Underwriter within the meaning of either Section 15 of the Act or Section 20 of the Exchange Act, against any losses, claims, damages or liabilities to which such Underwriter or any such controlling person may become subject under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, any Preliminary Prospectus, any Issuer Free Writing Prospectus, the Prospectus or any amendment or supplement thereto, (ii) with respect to the Registration Statement, or any amendment or supplement thereto, the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading or (iii) with respect to any Preliminary Prospectus, any Issuer Free Writing Prospectus, the Prospectus or any amendment or supplement thereto, the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made; provided, however, that the Company will not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement, or omission or alleged omission made in the Registration Statement, any Preliminary Prospectus, any Issuer Free Writing Prospectus, the Prospectus, or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Company by or through the Representatives specifically for use therein, it being understood and agreed that  the only such information furnished by any Underwriter consists of the information described as such in Section 12 hereof; and
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(ii)            to reimburse each Underwriter, each Underwriters' directors and officers, and each such controlling person upon demand for any legal or other out-of-pocket expenses reasonably incurred by such Underwriter or such controlling person in connection with investigating or defending any such loss, claim, damage or liability, action or proceeding or in responding to a subpoena or governmental inquiry related to the offering of the Securities, whether or not such Underwriter or controlling person is a party to any action or proceeding.  In the event that it is finally judicially determined that the Underwriters were not entitled to receive payments for legal and other expenses pursuant to this subparagraph, the Underwriters will promptly return all sums that had been advanced pursuant hereto.
(b)            Each Underwriter severally and not jointly will indemnify and hold harmless the Company, each of its directors, each of its officers who have signed the Registration Statement, and each person, if any, who controls the Company within the meaning of the Act, against any losses, claims, damages or liabilities to which the Company or any such director, officer, or controlling person may become subject under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon (i)  any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement, any Preliminary Prospectus, any Issuer Free Writing Prospectus, the Prospectus or any amendment or supplement thereto, (ii) with respect to the Registration Statement or any amendment or supplement thereto, the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading or (iii) with respect to any Preliminary Prospectus, any Issuer Free Writing Prospectus, the Prospectus or any amendment or supplement thereto, the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made; and will reimburse any legal or other expenses reasonably incurred by the Company or any such director, officer, or controlling person in connection with investigating or defending any such loss, claim, damage, liability, action or proceeding; provided, however, that each Underwriter will be liable in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission has been made in the Registration Statement, any Preliminary Prospectus, any Issuer Free Writing Prospectus, the Prospectus or such amendment or supplement, in reliance upon and in conformity with written information furnished to the Company by or through the Representatives specifically for use therein, it being understood and agreed that the only such information furnished by any Underwriter consists of the information described as such in Section 13 hereof.  This indemnity agreement will be in addition to any liability which such Underwriter may otherwise have.
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(c)            In case any proceeding (including any governmental investigation) shall be instituted involving any person in respect of which indemnity may be sought pursuant to this Section 7, such person (the "indemnified party") shall promptly notify the person against whom such indemnity may be sought (the "indemnifying party") in writing.  No indemnification provided for in Section 7(a) or (b) hereof shall be available to any party who shall fail to give notice as provided in this Section 7(c) if the party to whom notice was not given was unaware of the proceeding to which such notice would have related and was materially prejudiced by the failure to give such notice, but the failure to give such notice shall not relieve the indemnifying party or parties from any liability which it or they may have to the indemnified party for contribution or otherwise than on account of the provisions of Section 7(a) or (b) hereof.  In case any such proceeding shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel satisfactory to such indemnified party and shall pay as incurred the fees and disbursements of such counsel related to such proceeding.  In any such proceeding, any indemnified party shall have the right to retain its own counsel at its own expense.  Notwithstanding the foregoing, the indemnifying party shall pay as incurred (or within 30 days of presentation) the fees and expenses of the counsel retained by the indemnified party in the event (i) the indemnifying party and the indemnified party shall have mutually agreed to the retention of such counsel, (ii) the named parties to any such proceeding (including any impleaded parties) include both the indemnifying party and the indemnified party and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them or (iii) the indemnifying party shall have failed to assume the defense and employ counsel acceptable to the indemnified party within a reasonable period of time after notice of commencement of the action.  Such firm shall be designated in writing by you in the case of parties indemnified pursuant to Section 7(a) hereof and by the Company in the case of parties indemnified pursuant to Section 7(b) hereof.  The indemnifying party shall not be liable for any settlement of any proceeding effected without its written consent but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment.  In addition, the indemnifying party will not, without the prior written consent of the indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding of which indemnification may be sought hereunder (whether or not any indemnified party is an actual or potential party to such claim, action or proceeding) unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such claim, action or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.  If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of any proceeding effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.
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(d)            To the extent the indemnification provided for in this Section 7 is unavailable to or insufficient to hold harmless an indemnified party under Section 7(a) or (b) hereof in respect of any losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other from the offering of the Securities.  If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect  not only such relative benefits but also the relative fault of the Company on the one hand and the Underwriters on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions or proceedings in respect thereof), as well as any other relevant equitable considerations.  The relative benefits received by the Company on the one hand and the Underwriters on the other shall be deemed to be in the same proportion as the net proceeds from the offering (before deducting expenses) received by the Company bear to the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover page of the Prospectus.  The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company on the one hand or the Underwriters on the other and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.
The Company and the Underwriters agree that it would not be just and equitable if contributions pursuant to this Section 7(d) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 7(d).  The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions or proceedings in respect thereof) referred to above in this Section 7(d) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim.  Notwithstanding the provisions of this Section 7(d), (i) no Underwriter shall be required to contribute any amount in excess of the underwriting discounts and commissions applicable to the Securities purchased by such Underwriter and (ii) no person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. The Underwriters' obligations in this Section 7(d) to contribute are several in proportion to their respective underwriting obligations and not joint.

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(e)            In any proceeding relating to the Registration Statement, any Preliminary Prospectus, any Issuer Free Writing Prospectus, the Prospectus or any supplement or amendment thereto, each party against whom contribution may be sought under this Section 7 hereby consents to the exclusive jurisdiction of (i) the federal courts of the United States of America located in the City and County of New York, Borough of Manhattan and (ii) the courts of the State of New York located in the City and County of New York, Borough of Manhattan (collectively, the "Specified Courts"), agrees that process issuing from such courts may be served upon it by any other contributing party and consents to the service of such process and agrees that any other contributing party may join it as an additional defendant in any such proceeding in which such other contributing party is a party.  The Company irrevocably appoints Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004, as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court in the City and County of New York.

(f)            Any losses, claims, damages, liabilities or expenses for which an indemnified party is entitled to indemnification or contribution under this Section 7 shall be paid by the indemnifying party to the indemnified party as such losses, claims, damages, liabilities or expenses are incurred.  The indemnity and contribution agreements contained in this Section 7 and the representations and warranties of the Company set forth in this Agreement shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of any Underwriter, its directors or officers or any person controlling any Underwriter, the Company, its directors or officers or any persons controlling the Company, (ii) acceptance of any Securities and payment therefor hereunder, and (iii) any termination of this Agreement.  A successor to any Underwriter, its directors or officers or any person controlling any Underwriter, or to the Company, its directors or officers, or any person controlling the Company, shall be entitled to the benefits of the indemnity, contribution and reimbursement agreements contained in this Section 7.
8.            Default by Underwriters.
If on the Closing Date or the Option Closing Date, as the case may be, any Underwriter shall fail to purchase and pay for the portion of the Securities which such Underwriter has agreed to purchase and pay for on such date (otherwise than by reason of any default on the part of the Company), you, as Representatives of the Underwriters, shall use your reasonable efforts to procure within 36 hours thereafter one or more of the other Underwriters, or any others, to purchase from the Company such amounts as may be agreed upon and upon the terms set forth herein, the Securities which the defaulting Underwriter or Underwriters failed to purchase.  If during such 36 hours you, as such Representatives, shall not have procured such other Underwriters, or any others, to purchase the Securities agreed to be purchased by the defaulting Underwriter or Underwriters, then  (a) if the aggregate number of Securities with respect to which such default shall occur does not exceed 10% of the Securities to be purchased on the Closing Date or the Option Closing date, as the case may be, the other Underwriters shall be obligated, severally, in proportion to the respective numbers of Securities which they are obligated to purchase hereunder, to purchase the Securities which such defaulting Underwriter or Underwriters failed to purchase, or  (b) if the aggregate number of Securities with respect to which such default shall occur exceeds 10% of the Securities to be purchased on the Closing Date or the Option Closing Date, as the case may be, the Company or you as the Representatives of the Underwriters will have the right, by written notice given within the next 36-hour period to the parties to this Agreement, to terminate this Agreement without liability on the part of the non-defaulting Underwriters or of the Company except to the extent provided in Sections 5 and 7 hereof.  In the event of a default by any Underwriter or Underwriters, as set forth in this Section 8, the Closing Date or Option Closing Date, as the case may be, may be postponed for such period, not exceeding seven days, as you, as Representatives, may determine in order that the required changes in the Registration Statement, the General Disclosure Package or in the Prospectus or in any other documents or arrangements may be effected.  The term "Underwriter" includes any person substituted for a defaulting Underwriter.  Any action taken under this Section 8 shall not relieve any defaulting Underwriter from liability in respect of any default of such Underwriter under this Agreement.

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9.              Notices.
All communications hereunder shall be in writing and, except as otherwise provided herein, will be mailed, delivered, telecopied or telegraphed and confirmed as follows:  if to the Underwriters, to Stifel, Nicolaus & Company Incorporated, One South Street, 15th Floor, Baltimore, MD 21202, Attention: Syndicate Department, fax: (443) 224-1273, Deutsche Bank Securities Inc., 60 Wall Street, 4th Floor, New York, New York  10005, Attention: Equity Capital Markets – Syndicate Desk, fax: (212) 797-9344 , with a copy to Deutsche Bank Securities Inc., 60 Wall Street, 36th Floor, New York, New York 10005, Attention: General Counsel, fax: (212) 797-4564 and Jefferies LLC, 520 Madison Avenue, New York, New York, 10022; if to the Company, to Scorpio Bulkers Inc., 9 Boulevard Charles III, MC 98000, Monaco, Attention: Luca Forgione, General Counsel.

10.            Termination.
This Agreement may be terminated by you by notice to the Company:

(a)            at any time prior to the Closing Date or any Option Closing Date (if different from the Closing Date and then only as to Option Securities) if any of the following has occurred: (i) since the respective dates as of which information is given in the Registration Statement, the General Disclosure Package and the Prospectus, any material adverse change or any development involving a prospective material adverse change in or affecting the earnings, business, management, properties, assets, rights, operations, condition (financial or otherwise) or prospects of the Company and the Subsidiaries taken as a whole, whether or not arising in the ordinary course of business; (ii) any outbreak or escalation of hostilities or declaration of war or national emergency or other national or international calamity or crisis (including, without limitation, an act of terrorism) or change in economic or political conditions if the effect of such outbreak, escalation, declaration, emergency, calamity, crisis or change on the financial markets of the United States would, in your judgment, materially impair the investment quality of the Securities; (iii) suspension of trading in securities generally on the New York Stock Exchange, the American Stock Exchange or the NASDAQ Global Market or limitation on prices (other than limitations on hours or numbers of days of trading) for securities on any such exchange; (iv) the enactment, publication, decree or other promulgation of any statute, regulation, rule or order of any court or other governmental authority which in your opinion materially and adversely affects or may materially and adversely affect the business or operations of the Company; (v) the declaration of a banking moratorium by the United States or New York State authorities; (vi) any downgrading, or placement on any watch list for possible downgrading, in the rating of any of the Company's debt securities or preferred stock by any "nationally recognized statistical rating organization" (within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act) or any public announcement by such organization  that it has under surveillance or review, or has changed its outlook with respect to, its rating of any such debt securities or preferred stock (other than an announcement with positive implications of a possible upgrading); (vii) the suspension of trading of the Company's common shares, $0.01 par value, by the New York Stock Exchange, the Commission or any other governmental authority; or (viii) the taking of any action by any governmental body or agency in respect of its monetary or fiscal affairs which in your opinion has a material adverse effect on the securities markets in the United States; or

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(b)            as provided in Sections 6 and 8 of this Agreement.
11.            Successors.

This Agreement has been and is made solely for the benefit of the Underwriters and the Company and their respective successors, executors, administrators, heirs and assigns, and the officers, directors and controlling persons referred to herein, and no other person will have any right or obligation hereunder.  No purchaser of any of the Securities from any Underwriter shall be deemed a successor or assign merely because of such purchase.

12.            Information Provided by Underwriters.
The Company and the Underwriters acknowledge and agree that the only information furnished or to be furnished by any Underwriter to the Company for inclusion in the Registration Statement, any Preliminary Prospectus, any Issuer Free Writing Prospectus, or the Prospectus consists of the information set forth in the [third, ninth, and tenth through fifteenth] paragraphs under the caption "Underwriting" in the Prospectus.

13.            Miscellaneous.
The reimbursement, indemnification and contribution agreements contained in this Agreement and the representations, warranties and covenants in this Agreement shall remain in full force and effect regardless of (a) any termination of this Agreement,  (b) any investigation made by or on behalf of any Underwriter or controlling person thereof, or by or on behalf of the Company or its directors or officers and (c) delivery of and payment for the Securities under this Agreement.

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The Company acknowledges and agrees that each Underwriter in providing investment banking services to the Company in connection with the offering, including in acting pursuant to the terms of this Agreement, has acted and is acting as an independent contractor and not as a fiduciary and the Company does not intend such Underwriter to act in any capacity other than as an independent contractor, including as a fiduciary or in any other position of higher trust.  Additionally, none of the Representatives nor any other Underwriter is advising the Company or any other person as to any legal, tax, investment, accounting or regulatory matters in any jurisdiction.  The Company shall consult with their own advisors concerning such matters and shall be responsible for making their own independent investigation and appraisal of the transactions contemplated hereby, and the Underwriters shall have no responsibility or liability to the Company with respect thereto.  Any review by the Underwriters of the Company, the transactions contemplated hereby or other matters relating to such transactions will be performed solely for the benefit of the Underwriters and shall not be on behalf of the Company.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

This Agreement shall be governed by, and construed in accordance with, the law of the State of New York, including, without limitation, Section 5-1401 of the New York General Obligations Law.

Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby ("Related Proceedings") shall be instituted in the Specified Courts, and each party irrevocably submits to the exclusive jurisdiction (except for proceedings instituted in regard to the enforcement of a judgment of any such court (a "Related Judgment"), as to which such jurisdiction is non-exclusive) of such courts in any such suit, action or proceeding.  Service of any process, summons, notice or document by mail to such party's address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court.  The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum.  The Company irrevocably appoints Seward & Kissel LLP, One Battery Park Plaza, New York, NY 10004, as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court in the City and County of New York.  With respect to any Related Proceeding, each party irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled in the Specified Courts, and with respect to any Related Judgment, each party waives any such immunity in the Specified Courts or any other court of competent jurisdiction, and will not raise or claim or cause to be pleaded any such immunity at or in respect of any such Related Proceeding or Related Judgment, including, without limitation, any immunity pursuant to the United States Foreign Sovereign Immunities Act of 1976, as amended.

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In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the "Judgment Currency") other than United States dollars, the Company will indemnify each Underwriter against any loss incurred by such Underwriter as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the Judgment Currency for the purpose of such judgment or order and (ii) the rate of exchange at which an Underwriter is able to purchase United States dollars with the amount of the Judgment Currency actually received by such Underwriter. The foregoing indemnity shall constitute a separate and independent obligation of the Company and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term "rate of exchange" shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into United States dollars.

            The Underwriters, on the one hand, and the Company (on its own behalf and, to the extent permitted by law, on behalf of its stockholders), on the other hand, waive any right to trial by jury in any action, claim, suit or proceeding with respect to your engagement as underwriter or your role in connection herewith.
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If the foregoing is in accordance with your understanding of our agreement, please sign and return to us the enclosed duplicates hereof, whereupon it will become a binding agreement among the Company and the several Underwriters in accordance with its terms.

Very truly yours,

SCORPIO BULKERS INC.

By: /s/ Hugh Baker
Name: Hugh Baker
Title: CFO

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The foregoing Underwriting Agreement
is hereby confirmed and accepted as
of the date first above written.

STIFEL, NICOLAUS & COMPANY, INCORPORATED

By: /s/ Craig M. DeDomenico____________________________
Name: Craig M. DeDomenico
Title: Managing Director

DEUTSCHE BANK SECURITIES INC.

By: /s/ Kirk L. Meighan________________________________
Name: Kirk L. Meighan
Title: Managing Director

By: /s/ David Noah___________________________________
Name: David Noah
Title: Managing Director

JEFFERIES LLC

By: /s/ Jeffrey Pribor__________________________________
Name: Jeffrey Pribor
Title: Managing Director

SCHEDULE I

Registration Statement File No.:	333-197949

General Disclosure Package	Preliminary Prospectus dated September 11, 2014 relating to the Securities Free Writing Prospectus dated September 15, 2014 relating to the Securities

Securities to be purchased:	7.50% Senior Notes due 2019

Aggregate Principal Amount of Firm Securities:	$65,000,000
Aggregate Principal Amount of Additional Securities:	$9,750,000

Public Offering Price:	100% of the principal amount of the Securities, plus accrued interest, if any, from September 22, 2014

Maturity:	September 15, 2019

Interest Rate:	7.50% per annum, accruing from September 15, 2014

Interest Payment Dates:	December 15, March 15, June 15 and September 15, commencing December 15, 2014

Closing Date and Time:	September 22, 2014 9:00a.m.

Closing Location:	Morgan, Lewis & Bockius LLP 101 Park Avenue New York, NY 10178

SCHEDULE II

Schedule of Underwriters

Underwriter	Principal Amount of Firm Securities To Be Purchased

Stifel, Nicolaus & Company, Incorporated	23,400,000
Deutsche Bank Securities Inc.	13,650,000
Jefferies LLC	13,650,000
BB&T Capital Markets, a division of BB&T Securities, LLC	3,250,000
Janney Montgomery Scott LLC	6,500,000
Wunderlich Securities, Inc.	2,275,000
MLV & Co. LLC	2,275,000

Total	$65,000,000

SCHEDULE III

Vessels

[See attached]

ANNEX A

(i)            The Company has been duly organized and is validly existing as a corporation in good standing under the laws of the Republic of the Marshall Islands with corporate power and authority to own or lease its properties and conduct its business as described in the Registration Statement, the General Disclosure Package and the Prospectus; each of the Subsidiaries has been duly organized and is validly existing as a corporation in good standing under the laws of the jurisdiction of its incorporation, with corporate power and authority to own or lease its properties and conduct its business as described in the Registration Statement, the General Disclosure Package and the Prospectus; the Company and each of the Subsidiaries are duly qualified to transact business in all jurisdictions in which the conduct of their business requires such qualification, or in which the failure to qualify would have a materially adverse effect upon the business of the Company and the Subsidiaries taken as a whole; and the outstanding shares of capital stock of each of the Subsidiaries have been duly authorized and validly issued and are fully paid and non-assessable and are owned by the Company or a Subsidiary; and, to the best of such counsel's knowledge, the outstanding shares of capital stock of each of the Subsidiaries is owned free and clear of all liens, encumbrances and equities and claims, and no options, warrants or other rights to purchase, agreements or other obligations to issue or other rights to convert any obligations into any shares of capital stock or of ownership interests in the Subsidiaries are outstanding.
(ii)            The Indenture has been duly qualified under the Trust Indenture Act and has been duly authorized, executed and delivered by, and is a valid and binding agreement of, the Company, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and equitable principles of general applicability.
(iii)            The Securities have been duly authorized and, when executed and authenticated in accordance with the provisions of the Indenture and delivered to and paid for by the Underwriters in accordance with the terms of this Agreement will be valid and binding obligations of the Company, in each case enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally and equitable principles of general applicability, and will be entitled to the benefits of the Indenture.
(iv)            The Registration Statement, the Prospectus and each amendment or supplement thereto comply as to form in all material respects with the requirements of the Act and the applicable rules and regulations thereunder (except that such counsel need express no opinion as to the financial statements and related schedules therein).
(v)            The statements under the captions [] in the Prospectus and the information contained in Item 6 of the Registration Statement, insofar as such statements constitute a summary of documents referred to therein or matters of law, fairly summarize in all material respects the information called for with respect to such documents and matters.
2

(vi)            Such counsel knows of no material legal or governmental proceedings pending or threatened against the Company or any of the Subsidiaries.
(vii)            The execution and delivery of this Agreement, the Indenture and the Securities and the consummation of the transactions contemplated herein and therein do not and will not (x) conflict with or violate  any of the terms or provisions of the charter, by-laws or other applicable organizational documents of the Company, (y) conflict with or result in a breach of, or default under, any of the terms or provisions of any material indenture, mortgage, deed of trust or other agreement or instrument to which the Company or any of the Subsidiaries is a party or by which the Company or any of the Subsidiaries may be bound which is filed as an exhibit to the Registration Statement or any Incorporated Document or any other agreements or instruments binding upon the Company or any of its Subsidiaries, of which we are aware, or (z) violate any law or statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or any of the Subsidiaries or any of their properties or assets.
(viii)            This Agreement has been duly authorized, executed and delivered by the Company.
(ix)            No approval, consent, order, authorization, designation, declaration or filing by or with any regulatory, administrative or other governmental body is necessary in connection with the execution and delivery of this Agreement, the Indenture and the Securities and the consummation of the transactions herein and therein contemplated (other than as may be required by FINRA or as required by state securities and Blue Sky laws as to which such counsel need express no opinion) except such as have been obtained or made.
(x)            The Company is not, and will not become, as a result of the consummation of the transactions contemplated by this Agreement, and application of the net proceeds therefrom as described in the Prospectus, required to register as an investment company under the 1940 Act.
(xi)            Such counsel knows of no material action, claim or proceeding relating to patents, patent rights or licenses, trademarks or trademark rights, copyrights, collaborative research, licenses or royalty arrangements or agreements or trade secrets, know-how or proprietary techniques, including processes and substances, owned by or affecting the business or operations of the Company which are pending or threatened against the Company or any of its officers or directors.
(xii)            To such counsel's knowledge, the Company is not an "ineligible issuer" (as defined in Rule 405 under the Act) as of the eligibility determination date for purposes of Rules 164 and 433 under the Act with respect to the offering of the Securities contemplated by the Registration Statement.
(xiii)            The Registration Statement has become effective under the Act and, to our knowledge, no stop order proceedings with respect thereto are pending or threatened under the Act, and any required filing of the Prospectus and any supplement thereto pursuant to Rule 424 under the Act has been made in the manner and within the time period required by such Rule 424 and in the manner and within the time period required by Rule 430A under the Act and the class of securities consisting of the Securities has become registered under Section 12(b) of the Exchange Act as of the date hereof.
3

(xiv)            To such counsel's knowledge, there are no contracts, licenses, agreements, leases or documents of a character which are required to be described in the Registration Statements, the Preliminary Prospectus or the Prospectus or to be filed as an exhibit to the Registration Statements which have not been so described or filed as required.
(xv)            Under the laws of the State of New York relating to submission to jurisdiction, the Company has validly submitted to the jurisdiction of the Specified Courts in any suit, action or proceeding arising out of or based on the Agreement and the choice of New York law as the governing law of the  Agreement will be recognized by the Specified Courts.
(xvi)            The Company is a "foreign private issuer" as defined in Rule 405 of the Act.
(xvii)            No stamp or other issuance or transfer taxes or duties and no capital gains, income, withholding or other taxes are payable by or on behalf of the Underwriters to the Republic of the Marshall Islands or to any political subdivision or taxing authority thereof or therein in connection with the execution and delivery of the Underwriting Agreement or the Indenture or the issuance, sale and delivery by the Company of the Securities to the Underwriters or the initial resales thereof by the Underwriters in the matter contemplated by the Underwriting Agreement.
(xviii)            All payments of interest or principal on the Securities will not be subject to withholding or other taxes under the current law and regulations of the Republic of the Marshall Islands.
4

In rendering such opinion, Seward & Kissel LLP may rely as to matters governed by the laws of states other than [____________________] or federal laws on local counsel in such jurisdictions; provided that in each case Seward & Kissel LLP shall state that they believe that they and the Underwriters are justified in relying on such other counsel.  In addition to the matters set forth above, such opinion shall also include a statement to the effect that nothing has come to the attention of such counsel which leads them to believe that (i) the Registration Statement, at the time it became effective under the Act (including the information deemed to be a part of the Registration Statement at the time it became effective pursuant to Rules 430A, 430B or 430C under the Act) and as of the Closing Date or the Option Closing Date, as the case may be, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) the General Disclosure Package, as of the Applicable Time,  contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading and (iii) the Prospectus, or any supplement thereto, on the date it was filed pursuant to the Rules and Regulations and as of the Closing Date or the Option Closing Date, as the case may be, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (except that such counsel need express no view as to financial statements and schedules and other financial data therein).  With respect to such statement, Seward & Kissel LLP may state that their belief is based upon the procedures set forth therein, but is without independent check and verification.

5

ANNEX B

(i)	Each of the Subsidiaries organized under the laws of [jurisdiction] (the "Opinion Subsidiaries") has been duly organized and is validly existing as a [corporation] in good standing under the laws of [jurisdiction], with [corporate] power and authority to own or lease its properties and conduct its business as described in the Registration Statement, the General Disclosure Package and the Prospectus; and the outstanding shares of capital stock of each of the Opinion Subsidiaries have been duly authorized and validly issued and are fully paid and non-assessable and are owned by the Company or a Subsidiary; and, to the best of such counsel's knowledge, the outstanding shares of capital stock of each of the Opinion Subsidiaries is owned free and clear of all liens, encumbrances and equities and claims, and no options, warrants or other rights to purchase, agreements or other obligations to issue or other rights to convert any obligations into any shares of capital stock or of ownership interests in the Subsidiaries are outstanding.

(ii)	All dividends and other distributions declared and payable on the shares of capital stock of the Opinion Subsidiaries will not be subject to withholding or other taxes under the current law and regulations of the [jurisdiction].

(iii)	The execution and delivery of this Agreement and the consummation of the transactions contemplated herein do not and will not (x) conflict with or violate any of the terms or provisions of the charter, by-laws or other applicable organizational documents of the Opinion Subsidiary, (y) conflict with or result in a breach of, or default under, any of the terms or provisions of any material indenture, mortgage, deed of trust or other agreement or instrument to which any Opinion Subsidiary is a party or by which any Opinion Subsidiary may be bound, or (z) violate any law or statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over any Opinion Subsidiary or any of such Opinion Subsidiary's properties or assets.

(iv)	No approval, consent, order, authorization, designation, declaration or filing by or with any regulatory, administrative or other governmental body is necessary in connection with the execution and delivery of this Agreement and the performance by any Opinion Subsidiary of its obligations in connection with the transactions herein contemplated except such as have been obtained or made, specifying the same.

Exhibit 4.1

SCORPIO BULKERS INC.
SENIOR INDENTURE
Dated as of September 22, 2014
Deutsche Bank Trust Company Americas
Trustee

DB1/ 80172037.5

TABLE OF CONTENTS

Page
ARTICLE 1
 Definitions and Incorporation by Reference
Section 1.01.	Definitions	1
Section 1.02.	Other Definitions	5
Section 1.03.	Incorporation by Reference of Trust Indenture Act	6
Section 1.04.	Rules of Construction	6
ARTICLE 2
The Securities
ARTICLE 3
Redemption
Section 3.01.	Notice to Trustee	17
Section 3.02.	Selection of Securities to be Redeemed	17
Section 3.03.	Notice of Redemption	17
Section 3.04.	Effect of Notice of Redemption	18
Section 3.05.	Deposit of Redemption Price	18
Section 3.06.	Securities Redeemed in Part	18
ARTICLE 4
COVENANTS
ARTICLE 5
Successors
Section 5.01.	When Company May Merge, Etc	21
Section 5.02.	Successor Corporation Substituted	21
ARTICLE 6
Defaults and Remedies
ARTICLE 7
TRUSTEE
ARTICLE 8
Satisfaction and Discharge; Defeasance
ARTICLE 9
Amendments and Waivers
ARTICLE 10
Miscellaneous

ARTICLE 11
Sinking Funds

Section 11.01.	Applicability of Article	48
Section 11.02.	Satisfaction of Sinking Fund Payments with Securities	48
Section 11.03.	Redemption of Securities for Sinking Fund	49

Reconciliation and tie between Trust Indenture Act of 1939 and Indenture,
Dated as of September 22, 2014
Section 310(a)(1)	7.10
(a)(2)	7.10
(a)(3)	Not Applicable
(a)(4)	Not Applicable
(a)(5)	7.10
(b)	7.10
(c)	Not Applicable
Section 311(a)	7.11
(b)	7.11
(c)	Not Applicable
Section 312(a)	2.06
(b)	10.03
(c)	10.03
Section 313(a)	7.06
(b)(1)	7.06
(b)(2)	7.06
(c)(1)	7.06
(d)	7.06
Section 314(a)	4.02, 10.05
(b)	Not Applicable
(c)(1)	10.04
(c)(2)	10.04
(c)(3)	Not Applicable
(d)	Not Applicable
(e)	10.05
(f)	Not Applicable
Section 315(a)	7.01
(b)	7.05
(c)	7.01
(d)	7.01
(e)	6.14
Section 316(a)(1)(A)	6.12
(a)(1)(B)	6.13
(a)(2)	Not Applicable
(b)	6.13
(c)	10.06
Section 317(a)(1)	6.03
(a)(2)	6.04
(b)	2.05
Section 318(a)	10.01

Note:  This reconciliation and tie shall not, for any purpose, be deemed to be part of the Indenture.

Indenture dated as of September 22, 2014 between Scorpio Bulkers Inc., a company organized under the laws of the Republic of the Marshall Islands (the "Company") and Deutsche Bank Trust Company Americas, a New York banking corporation (the "Trustee").
Each party agrees as follows for the benefit of the other party and for the equal and ratable benefit of the Holders of the Securities issued under this Indenture.
ARTICLE 1
Definitions and Incorporation by Reference
Section 1.01.                          Definitions.
"Additional Amounts" means any additional amounts which are required hereby or by any Security, under circumstances specified herein or therein, to be paid by the Company in respect of certain taxes imposed on Holders specified therein and which are owing to such Holders.
"Affiliate" of any specified person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person.  For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlled by" and "under common control with"), as used with respect to any person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such person, whether through the ownership of voting securities or by agreement or otherwise.
"Agent" means any Registrar or Paying Agent.
"Bankruptcy Law" means Title 11 of the United States Code (or any successor thereto) or any similar federal or state law for the relief of debtors.
"Board of Directors" means the board of directors of the Company or any duly authorized committee thereof.
"Board Resolution" means a copy of a resolution certified by the Secretary or an Assistant Secretary of the Company to have been adopted by the Board of Directors or pursuant to authorization by the Board of Directors and to be in full force and effect on the date of the certificate and delivered to the Trustee.
"Business Day" means any day other than a (x) Saturday, (y) Sunday or (z) day on which state or federally chartered banking institutions in New York, New York are not required to be open.
"Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, but excluding any debt securities convertible into such equity.

"Certificated Securities" means Securities in the form of physical, certificated Securities in registered form.
"Company" means the party named as such above until a successor replaces it in accordance with the terms of this Indenture and thereafter means the successor.
"Company Order" means a written order signed in the name of the Company by one Officer, which officer must be the Company's principal executive officer, principal financial officer, principal accounting officer, General Counsel or Secretary.
"Company Request" means a written request signed in the name of the Company by its Chairman of the Board, a President or a Vice President, and by its Chief Financial Officer, its Secretary or an Assistant Secretary, and delivered to the Trustee.
"Corporate Trust Office" means the office of the Trustee at which at any particular time its corporate trust business shall be principally administered which office at the date of the execution of this Indenture is Deutsche Bank Trust Company Americas, 100 Plaza One – 6th Floor, Jersey City, New Jersey 07311, Attention: Trust and Agency Services, or at such other address as the Trustee may designate from time to time or the designated corporate trust office of any successor Trustee, or such other address as such successor Trustee may designate from time to time.
"Custodian" means any receiver, trustee, assignee, liquidator, sequestrator or similar official under any Bankruptcy Law.
"Default" or "default" means any event which is, or after notice or passage of time or both would be, an Event of Default.
"Default Rate" means the default rate of interest specified in the Securities.
"Depository" means, with respect to the Securities of any Series issuable or issued in whole or in part in the form of one or more Global Securities, the person designated as Depository for such Series by the Company, which Depository shall be a clearing agency registered under the Exchange Act; and if at any time there is more than one such person, "Depository" as used with respect to the Securities of any Series shall mean the Depository with respect to the Securities of such Series. Initially, the Depository shall be The Depository Trust Company.
"Discount Security" means any Security that provides for an amount less than the stated principal amount thereof to be due and payable upon declaration of acceleration of the maturity thereof pursuant to Section 6.02.
"Dollars" means the currency of The United States of America.
"ECU" means the European Currency Unit as determined by the Commission of the European Union.
"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Foreign Currency" means any currency or currency unit issued by a government other than the government of The United States of America.
"Foreign Government Obligations" means with respect to Securities of any Series that are denominated in a Foreign Currency, (i) direct obligations of the government that issued or caused to be issued such currency for the payment of which obligations its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by or acting as an agency or instrumentality of such government the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by such government, which, in either case under clauses (i) or (ii), are not callable or redeemable at the option of the issuer thereof.
"Global Security" or "Global Securities" means a Security or Securities, as the case may be, in the form established pursuant to Section 2.02 evidencing all or part of a Series of Securities, issued to the Depository for such Series or its nominee, and registered in the name of such Depository or nominee.
"Holder" or "Securityholder" means a Person in whose name a Security is registered.
"Indenture" means this Indenture as amended and supplemented from time to time and shall include the form and terms of particular Series of Securities established as contemplated hereunder.
"Interest," in respect of the Securities, unless the context otherwise requires, refers to interest payable on the Securities, including any additional interest that may become payable pursuant to Section 6.02(b).
"Maturity," when used with respect to any Security or installment of principal thereof, means the date on which the principal of such Security or such installment of principal becomes due and payable as therein or herein provided, whether at the Stated Maturity or by declaration of acceleration, call for redemption, notice of option to elect repayment or otherwise.
"Officer" means the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer, the President, any Vice-President, the Treasurer, the Secretary, any Assistant Treasurer or any Assistant Secretary of the Company.
"Officers' Certificate" means a certificate signed by two Officers, one of whom must be the Company's principal executive officer, principal financial officer or principal accounting officer.
"Opinion of Counsel" means a written opinion of legal counsel who is, and which opinion is, reasonably acceptable to the Trustee and its counsel.  Such legal counsel may be an employee of or counsel to the Company or the Trustee.

"Person" means any individual, corporation, partnership, joint venture, association, limited liability company, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.
"Principal" or "principal" of a Security means the principal of the Security plus, when appropriate, the premium, if any, on, and any Additional Amounts in respect of, the Security.
"Responsible Officer" means any officer of the Trustee in its Corporate Trust Office and also means, any vice president, managing director, director, associate, assistant vice president, or any other officer of the Trustee customarily performing functions similar to those performed by any of the above designated officers and also, with respect to a particular corporate trust matter, any other officer to whom any corporate trust matter is referred because of his or her knowledge of and familiarity with a particular subject and who shall have direct responsibility for the administration of this Indenture.
"SEC" means the Securities and Exchange Commission.
"Security" or "Securities" means the debentures, notes or other debt instruments of the Company of any Series authenticated and delivered under this Indenture.
"Series" or "Series of Securities" means each series of debentures, notes or other debt instruments of the Company created pursuant to Sections 2.01 and 2.02 of the Indenture.
"Significant Subsidiary" means (i) any direct or indirect Subsidiary of the Company that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act of 1933, as amended, as such regulation is in effect on the date hereof, or (ii) any group of direct or indirect Subsidiaries of the Company that, taken together as a group, would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act of 1933, as amended, as such regulation is in effect on the date hereof.
"Stated Maturity" when used with respect to any Security or any installment of principal thereof or interest thereon, means the date specified in such Security as the fixed date on which the principal of such Security or such installment of principal or interest is due and payable.
"Subordinated Indebtedness" means any indebtedness which is expressly subordinated to the indebtedness evidenced by Securities.
"Subsidiary" means, in respect of any Person, any corporation, association, partnership or other business entity of which more than 50% of (a) the class of securities entitled to vote in the election of directors, managers, general partner or trustees; or (b) the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, general partners or trustees thereof, is at the time owned or controlled, directly or indirectly, by (i) such Person; (ii) such Person and one or more Subsidiaries of such Person; or (iii) one or more Subsidiaries of such Person.

"TIA" means the Trust Indenture Act of 1939 (15 U.S. Code Sections 77aaa-77bbbb) as in effect on the date of this Indenture; provided, however, that in the event the Trust Indenture Act of 1939 is amended after such date, "TIA" means, to the extent required by any such amendment, the Trust Indenture Act as so amended.
"Trustee" means the person named as the "Trustee" in the first paragraph of this instrument until a successor Trustee shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Trustee" shall mean or include each person who is then a Trustee hereunder, and if at any time there is more than one such person, "Trustee" as used with respect to the Securities of any Series shall mean the Trustee with respect to Securities of that Series.
"U.S. Government Obligations" means securities which are (i) direct obligations of The United States of America for the payment of which its full faith and credit is pledged or (ii) obligations of a person controlled or supervised by and acting as an agency or instrumentality of The United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by The United States of America, and which in the case of (i) and (ii) are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt, provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation evidenced by such depository receipt.
Section 1.02.                          Other Definitions.
Term	Defined in Section
"Applicable Law"	10.18

"Event of Default"	6.01

"Instrument"	6.01

"Journal"	10.16

"Judgment Currency"	10.17

"Legal Holiday"	10.08

"mandatory sinking fund payment"	11.01

"Market Exchange Rate"	10.16

"New York Banking Day"	10.17

"optional sinking fund payment"	11.01

"Paying Agent"	2.04

"Registrar"	2.04

"Required Currency"	10.17

"successor person"	5.01

"Temporary Securities"	2.11

Section 1.03.                          Incorporation by Reference of Trust Indenture Act.  Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Indenture.  This Indenture shall also include those provisions of the TIA required to be included herein by the provisions of the Trust Indenture Reform Act of 1990.  The following TIA terms used in this Indenture have the following meanings:
"indenture securities" means the Securities.
"indenture security holder" means a Securityholder.
"indenture to be qualified" means this Indenture.
"indenture trustee" or "institutional trustee" means the Trustee.
"obligor" on the indenture securities means the Company and any successor obligor upon the Securities.
All other terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by SEC rule under the TIA and not otherwise defined herein are used herein as so defined.
Section 1.04.                          Rules of Construction.  Unless the context otherwise requires:
(a)    a term has the meaning assigned to it;
(b)    an accounting term not otherwise defined has the meaning assigned to it in accordance with generally accepted accounting principles;
(c)    references to "generally accepted accounting principles" shall mean generally accepted accounting principles in effect as of the time when and for the period as to which such accounting principles are to be applied;
(d)    "or" is not exclusive;
(e)    words in the singular include the plural, and in the plural include the singular;
(f)    provisions apply to successive events and transactions;
(g)    references to agreements and other instruments include subsequent amendments thereto;

(h)    the term "merger" includes a statutory share exchange, and the term "merged" has a correlative meaning; and
(i)    "herein," "hereof" and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision.
ARTICLE 2
The Securities
Section 2.01.                          Issuable in Series.  The aggregate principal amount of Securities that may be authenticated and delivered under this Indenture is unlimited.  The Securities may be issued in one or more Series.  All Securities of a Series shall be identical except as may be set forth in a Board Resolution, a supplemental indenture or an Officers' Certificate detailing the adoption of the terms thereof pursuant to the authority granted under a Board Resolution.  In the case of Securities of a Series to be issued from time to time, the Board Resolution, Officers' Certificate or supplemental indenture may provide for the method by which specified terms (such as interest rate, maturity date, record date or date from which interest shall accrue) are to be determined.  Securities may differ between Series in respect of any matters, provided that all Series of Securities shall be equally and ratably entitled to the benefits of the Indenture.
Section 2.02.                          Establishment of Terms of Series of Securities.  At or prior to the issuance of any Securities within a Series, the following shall be established (as to the Series generally), in the case of Subsection (a), and either as to such Securities within the Series or as to the Series generally in the case of Subsections (b) through (t) by a Board Resolution, a supplemental indenture or an Officers' Certificate pursuant to authority granted under a Board Resolution:
(a)    the title, designation, aggregate principal amount and authorized denominations of the Securities of the Series;
(b)    the price or prices (expressed as a percentage of the aggregate principal amount thereof) at which the Securities of the Series will be issued;
(c)    the date or dates on which the principal of the Securities of the Series is payable;
(d)    the rate or rates (which may be fixed or variable) per annum or, if applicable, the method used to determine such rate or rates (including, but not limited to, any commodity, commodity index, stock exchange index or financial index) at which the Securities of the Series shall bear interest, if any, the date or dates from which such interest, if any, shall commence and be payable and any regular record date for the interest payable on any interest payment date;
(e)    any optional or mandatory sinking fund provisions or conversion or exchangeability provisions upon which Securities of the Series shall be redeemed, purchased, converted or exchanged;

(f)    the date, if any, after which and the price or prices at which the Securities of the Series may be optionally redeemed or must be mandatorily redeemed and any other terms and provisions of optional or mandatory provisions;
(g)    if other than denominations of $25 and any integral multiple thereof, the denominations in which the Securities of the Series shall be issuable;
(h)    if other than the full principal amount, the portion of the principal amount of the Securities of the Series that shall be payable upon declaration of acceleration pursuant to Section 6.02 or provable in bankruptcy;
(i)    any addition to or change in the Events of Default which applies to any Securities of the Series and any change in the right of the Trustee or the requisite Holders of such Securities to declare the principal amount thereof due and payable pursuant to Section 6.02;
(j)    the currency or currencies, including composite currencies, in which payments of principal of, premium or interest, if any, on the Securities of the Series will be payable, if other than the currency of the United States of America;
(k)    if payments of principal of, premium or interest, if any, on the Securities of the Series will be payable, at the Company's election or at the election of any Holder, in a currency other than that in which the Securities of the Series are stated to be payable, the period or periods within which, and the terms and conditions upon which, the election may be made;
(l)    if payments of interest, if any, on the Securities of the Series will be payable, at the Company's election or at the election of any Holder, in cash or additional securities, and the terms and conditions upon which the election may be made;
(m)        if denominated in a currency or currencies other than the currency of the United States of America, the equivalent price of the Securities of the Series in the currency of the United States of America for purposes of determining the voting rights of Holders of the Securities of the Series;
(n)    if the amount of payments of principal, premium or interest may be determined with reference to an index, formula or other method based on a coin or currency other than that in which the Securities of the Series are stated to be payable, the manner in which the amounts will be determined;
(o)    any restrictive covenants or other material terms relating to the Securities of the Series;
(p)    whether the Securities of the Series will be issued in the form of global securities or certificates in registered form;
(q)    any terms with respect to subordination;

(r)    any listing on any securities exchange or quotation system;
(s)    additional provisions, if any, related to defeasance and discharge of the offered debt securities; and
(t)    the applicability of any guarantees.
All Securities of any one Series need not be issued at the same time and may be issued from time to time, consistent with the terms of this Indenture, if so provided by or pursuant to the Board Resolution, supplemental indenture or Officers' Certificate referred to above, and the authorized principal amount of any Series may not be increased to provide for issuance of additional Securities of such Series, unless otherwise provided in such Board Resolution, supplemental Indenture or Officers' Certificate.
Section 2.03.                          Execution and Authentication.  Two Officers shall sign the Securities for the Company by manual or facsimile signature.
If an Officer whose signature is on a Security no longer holds that office at the time the Security is authenticated, the Security shall nevertheless be valid.
A Security shall not be valid until authenticated by the manual signature of the Trustee or an authenticating agent.  The signature shall be conclusive evidence that the Security has been authenticated under this Indenture.
The Trustee shall at any time, and from time to time, authenticate Securities for original issue in the principal amount provided in the Board Resolution, supplemental indenture hereto or Officers' Certificate, upon receipt by the Trustee of a Company Order.  Such Company Order may authorize authentication and delivery pursuant to written or electronic instructions in PDF form from the Company or its duly authorized agent or agents.  Each Security shall be dated the date of its authentication unless otherwise provided by a Board Resolution, a supplemental indenture hereto or an Officers' Certificate.
The aggregate principal amount of Securities of any Series outstanding at any time may not exceed any limit upon the maximum principal amount for such Series set forth in the Board Resolution, supplemental indenture hereto or Officers' Certificate delivered pursuant to Section 2.02, except as provided in Section 2.08.
Prior to the issuance of Securities of any Series, the Trustee shall have received and (subject to Section 7.02) shall be fully protected, in relying on: (a) the Board Resolution, supplemental indenture hereto or Officers Certificate establishing the form of the Securities of that Series or of Securities within that Series and the terms of the Securities of that Series or of Securities within that Series, (b) an Officers' Certificate complying with Section 10.04, and (c) an Opinion of Counsel complying with Section 10.04.
The Trustee shall have the right to decline to authenticate and deliver any Securities of such Series: (a) if the Trustee, being advised by counsel, determines that such action may not lawfully be taken; or (b) if a Responsible Officer of the Trustee in good faith shall determine that such action would expose the Trustee to personal liability to Holders of any then outstanding Series of Securities.

The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Securities.  An authenticating agent may authenticate Securities whenever the Trustee may do so.  Each reference in this Indenture to authentication by the Trustee includes authentication by such agent.  An authenticating agent has the same rights as an Agent to deal with the Company or an Affiliate.
If any successor that has replaced the Company in accordance with Article 5 has executed an indenture supplemental hereto with the Trustee pursuant to Section 5.01, any of the Securities authenticated or delivered prior to such transaction may, from time to time, at the request of such successor, be exchanged for other Securities executed in the name of the such successor with such changes in phraseology and form as may be appropriate, but otherwise identical to the Securities surrendered for such exchange and of like principal amount; and the Trustee, upon receipt of a Company Order of such successor, shall authenticate and deliver Securities as specified in such order for the purpose of such exchange.  If Securities shall at any time be authenticated and delivered in any new name of such successor pursuant to this provision of Section 2.03 in exchange or substitution for or upon registration of transfer of any Securities, such successor, at the option of the Holders but without expense to them, shall provide for the exchange of all Securities then outstanding for Securities authenticated and delivered in such new name.
Section 2.04.                          Registrar and Paying Agent.  The Company shall maintain, with respect to each Series of Securities, at the place or places specified with respect to such Series pursuant to Section 2.02, an office or agency where Securities of such Series may be presented or surrendered for payment ("Paying Agent") and where Securities of such Series may be surrendered for registration of transfer or exchange ("Registrar").  The Registrar shall keep a register with respect to each Series of Securities and to their transfer and exchange.  The Company will give prompt written notice to the Trustee of the name and address, and any change in the name or address, of each Registrar and Paying Agent.  If at any time the Company shall fail to maintain any such required Registrar or Paying Agent or shall fail to furnish the Trustee with the name and address thereof, such presentations and surrenders may be made or served at the Corporate Trust Office of the Trustee, and the Company hereby appoints the Trustee as its agent to receive all such presentations and surrenders.
The Company may also from time to time designate one or more co-registrars or additional paying agents and may from time to time rescind such designations; provided, however, that no such designation or rescission shall in any manner relieve the Company of its obligations to maintain a Registrar or Paying Agent in each place so specified pursuant to Section 2.02 for Securities of any Series for such purposes.  The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the name or address of any such co-registrar or additional paying agent.  The term "Registrar" includes any co-registrar; and the term "Paying Agent" includes any additional paying agent.

The Company hereby appoints Deutsche Bank Trust Company Americas as the initial Registrar and Paying Agent for each Series unless another Registrar or Paying Agent as the case may be, is appointed prior to the time Securities of that Series are first issued.  Each Registrar and Paying Agent shall be entitled to all of the rights, protections, exculpations and indemnities afforded to the Trustee in connection with its roles as Registrar and Paying Agent.
Section 2.05.                          Paying Agent to Hold Money in Trust.  The Company shall require each Paying Agent other than the Trustee to agree in writing that the Paying Agent will hold in trust, for the benefit of Securityholders of any Series of Securities, or the Trustee, all money held by the Paying Agent for the payment of principal of or interest on the Series of Securities, and will notify the Trustee of any default by the Company in making any such payment.  While any such default continues, the Trustee may require a Paying Agent to pay all money held by it to the Trustee.  The Company at any time may require a Paying Agent to pay all money held by it to the Trustee.  Upon payment over to the Trustee, the Paying Agent (if other than the Company or a Subsidiary) shall have no further liability for the money.  If the Company or a Subsidiary acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of Securityholders of any Series of Securities all money held by it as Paying Agent.
Section 2.06.                          Securityholder Lists.  The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Securityholders of each Series of Securities and shall otherwise comply with TIA Section 312(a).  If the Trustee is not the Registrar, the Company shall furnish to the Trustee quarterly with respect to the Securities of each series not later than March 1, June 1, September 1 or December 1 of the year or at such other times as the Trustee may request in writing, within 30 days after the receipt by the Company of any such request a list, in such form and as of such date as the Trustee may reasonably require, of the names and addresses of Securityholders of each Series of Securities.
Section 2.07.                          Transfer and Exchange.  Where Securities of a Series are presented to the Registrar or a co-registrar with a request to register a transfer or to exchange them for an equal principal amount of Securities of the same Series, the Registrar shall register the transfer or make the exchange if its requirements for such transactions are met.  To permit registrations of transfers and exchanges, the Trustee shall authenticate Securities at the Registrar's request.  Any exchange or transfer shall be without charge, except that the Company or the Registrar may require payment of a sum sufficient to cover any tax or other governmental charge required by law.
Neither the Company nor the Registrar shall be required (a) to issue, register the transfer of, or exchange Securities of any Series for the period beginning at the opening of business 15 days immediately preceding the mailing of a notice of redemption of Securities of that Series selected for redemption and ending at the close of business on the day of such mailing, or (b) to register the transfer of or exchange Securities of any Series selected, called or being called for redemption as a whole or the portion being redeemed of any such Securities selected, called or being called for redemption in part.

All Securities issued upon any transfer or exchange of Securities shall be valid obligations of the Company, evidencing the same debt and entitled to the same benefits under this Indenture, as the Securities surrendered upon such transfer or exchange.  Any Registrar appointed pursuant to Section 2.04 shall provide to the Trustee such information as the Trustee may reasonably require in connection with the delivery by such Registrar of Securities upon transfer or exchange of Securities.  Each Holder of a Security agrees to indemnify the Company and the Trustee against any liability that may result from the transfer, exchange or assignment of such Holder's Security in violation of any provision of this Indenture and/or applicable U.S. federal or state securities law.
Section 2.08.                          Mutilated, Destroyed, Lost and Stolen Securities.  If any mutilated Security is surrendered to the Registrar, the Company shall execute and the Trustee shall authenticate and deliver in exchange therefor a new Security of the same Series and of like tenor and principal amount and bearing a number not contemporaneously outstanding.
If there shall be delivered to the Company and the Registrar (i) evidence to their satisfaction of the destruction, loss or theft of any Security and (ii) such security or indemnity as may be required by them to save each of them and any agent of either of them harmless, then, in the absence of notice to the Company or the Registrar that such Security has been acquired by a bona fide purchaser, the Company shall execute and upon its request the Trustee shall authenticate and make available for delivery, in lieu of any such destroyed, lost or stolen Security, a new Security of the same Series and of like tenor and principal amount and bearing a number not contemporaneously outstanding.
In case any such mutilated, destroyed, lost or stolen Security has become or is about to become due and payable, the Company in its discretion may, instead of issuing a new Security, pay such Security.
Upon the issuance of any new Security under this Section, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee) connected therewith.
Every new Security of any series issued pursuant to this Section in lieu of any destroyed, lost or stolen Security shall constitute an original additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Security shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Indenture equally and proportionately with any and all other Securities of that Series duly issued hereunder.
The provisions of this Section are exclusive and shall preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities.
Section 2.09.                          Outstanding Securities.  The Securities outstanding at any time are all the Securities authenticated by the Trustee except for those canceled by it, those delivered to it for cancellation, those reductions in the interest on a Global Security effected by the Trustee in accordance with the provisions hereof and those described in this Section as not outstanding.

If a Security is replaced pursuant to Section 2.08, it ceases to be outstanding until the Trustee receives proof satisfactory to it that the replaced Security is held by a bona fide purchaser.
If the Paying Agent (other than the Company, a Subsidiary or an Affiliate of any thereof) holds on the Maturity of Securities of a Series money sufficient to pay such Securities payable on that date, then on and after that date such Securities of the Series cease to be outstanding and interest on them ceases to accrue.
A Security does not cease to be outstanding because the Company or an Affiliate holds the Security, provided that in determining whether the Holders of the requisite principal amount of outstanding Securities have given or taken any request, demand, authorization, direction, notice, consent, waiver or other action hereunder, Securities owned by or held for the account of the Company or any Affiliate of the Company will be disregarded and deemed not to be outstanding, (it being understood that in determining whether the Trustee is protected in relying upon any such request, demand, authorization, direction, notice, consent, waiver or other action, only Securities which a Responsible Officer of the Trustee actually knows to be so owned will be so disregarded).  Securities so owned which have been pledged in good faith may be regarded as outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee's right so to act with respect to such Securities and that the pledgee is not the Company or any Affiliate of the Company.
In determining whether the Holders of the requisite principal amount of outstanding Securities have given any request, demand, authorization, direction, notice, consent or waiver hereunder, the principal amount of a Discount Security that shall be deemed to be outstanding for such purposes shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon a declaration of acceleration of the Maturity thereof pursuant to Section 6.02.
Section 2.10.                          Treasury Securities.  In determining whether the Holders of the required principal amount of Securities of a Series have concurred in any request, demand, authorization, direction, notice, consent or waiver Securities of a Series owned by the Company or an Affiliate shall be disregarded, except that for the purposes of determining whether the Trustee shall be protected in relying on any such request, demand, authorization, direction, notice, consent or waiver only Securities of a Series that a Responsible Officer of the Trustee actually knows are so owned shall be so disregarded.
Section 2.11.                          Temporary Securities.  Until definitive Securities are ready for delivery, the Company may prepare and the Trustee shall authenticate temporary securities upon a Company Order ("Temporary Securities").  Temporary Securities shall be substantially in the form of definitive Securities but may have variations that the Company considers appropriate for temporary Securities.  Without unreasonable delay, the Company shall prepare and the Trustee upon written request shall authenticate definitive Securities of the same Series and date of maturity in exchange for temporary Securities.  Until so exchanged, temporary securities shall have the same rights under this Indenture as the definitive Securities.

Section 2.12.                          Cancellation.  The Company at any time may deliver Securities to the Trustee for cancellation.  The Registrar and the Paying Agent shall forward to the Trustee or its agent any Securities surrendered to them for transfer, exchange, payment or conversion.  The Trustee and no one else shall cancel, in accordance with its standard procedures, all Securities surrendered for transfer, exchange, payment, replacement, conversion or cancellation and shall deliver the cancelled Securities to the Company.  No Security shall be authenticated in exchange for any Security cancelled pursuant to this Section 2.12.
The Company may, to the extent permitted by law, purchase Securities in the open market or by tender offer at any price or by private agreement.  Any Securities purchased or otherwise acquired by the Company or any of its Subsidiaries prior to the final maturity of such Securities may, to the extent permitted by law, be reissued or resold or may, at the option of the Company, be surrendered to the Trustee for cancellation.  Any Securities surrendered for cancellation may not be reissued or resold and shall be promptly cancelled by the Trustee, and the Company may not issue any new Securities to replace any such Securities.
Section 2.13.                          Defaulted Interest.  If the Company defaults in a payment of interest on a Series of Securities, it shall pay defaulted interest, plus, to the extent permitted by law, any interest payable on the defaulted interest at the Default Rate, to the persons who are Security holders of the Series on a subsequent special record date.  The Company shall fix the record date and payment date.  At least 10 days before the record date, the Company shall mail to the Trustee and the Paying Agent and to each Securityholder of the Series a notice that states the record date, the payment date and the amount of interest to be paid.  The Company may pay defaulted interest in any other lawful manner.
Section 2.14.                          Global Securities.  (a) A Board Resolution, a supplemental indenture hereto or an Officers' Certificate shall establish whether the Securities of a Series shall be issued in whole or in part in the form of one or more Global Securities and the Depository for such Global Security or Securities.
(b)    (i)  Notwithstanding any provisions to the contrary contained in Section 2.07 of the Indenture and in addition thereto, any Global Security shall be exchangeable pursuant to Section 2.07 of the Indenture for Securities registered in the names of Holders other than the Depository for such Security or its nominee only if (A) such Depository notifies the Company that it is unwilling or unable to continue as Depository for such Global Security or if at any time such Depository ceases to be a clearing agency registered under the Exchange Act, and, in either case, the Company fails to appoint a successor Depository within 90 days of such event, (B) the Company determines the Securities shall no longer be represented by a Global Security and executes and delivers to the Trustee an Officers' Certificate to the effect that such Global Security shall be so exchangeable or (C) an Event of Default with respect to the Securities represented by such Global Security shall have happened and be continuing and the Depository requests the issuance of certificated Securities.

(ii)    Except as provided in this Section 2.14(b), a Global Security may not be transferred except as a whole by the Depository with respect to such Global Security to a nominee of such Depository, by a nominee of such Depository to such Depository or another nominee of such Depository or by the Depository or any such nominee to a successor Depository or a nominee of such a successor Depository.
(iii)                  Securities issued in exchange for a Global Security or any portion thereof shall be issued in definitive, fully registered form, without interest coupons, shall have an aggregate principal amount equal to that of such Global Security or portion thereof to be so exchanged, shall be registered in such names and be in such authorized denominations as the Depository shall designate and shall bear the applicable legends provided for herein.  Any Global Security to be exchanged in whole shall be surrendered by the Depository to the Trustee, as Registrar.  With regard to any Global Security to be exchanged in part, either such Global Security shall be so surrendered for exchange or, if the Registrar is acting as custodian for the Depository or its nominee with respect to such Global Security, the principal amount thereof shall be reduced by an amount equal to the portion thereof to be so exchanged, by means of an appropriate adjustment made on the records of the Trustee.  Upon any such surrender or adjustment, the Trustee shall authenticate and deliver the Security issuable on such exchange to or upon the order of the Depository or an authorized representative thereof.
(iv)                  The registered Holder may grant proxies and otherwise authorize any Person, including participants in the Depository and persons that may hold interests through participants in the Depository, to take any action which a Holder is entitled to take under this Indenture or the Securities.
(v)    In the event of the occurrence of any of the events specified in 2.14(b)(i), the Company will promptly make available to the Trustee a reasonable supply of Certificated Securities in definitive, fully registered form, without interest coupons.  If (A) an event described in (A)Section 2.14(b)(i)(A) or (B) occurs and definitive Certificated Securities are not issued promptly to all beneficial owners or (B) the Registrar receives from a beneficial owner instructions to obtain definitive Certificated Securities due to an event described in Section 2.14(b)(i)(C) and definitive Certificated Securities are not issued promptly to any such beneficial owner, the Company expressly acknowledges, with respect to the right of any Holder to pursue a remedy pursuant to Section 6.07 hereof, the right of any beneficial owner of Securities to pursue such remedy with respect to the portion of the Global Security that represents such beneficial owner's Securities as if such definitive certificated Securities had been issued.

(vi)                  Notwithstanding any provision to the contrary in this Indenture, so long as a Global Security remains outstanding and is held by or on behalf of the Depository, transfers of a Global Security, in whole or in part, or of any beneficial interest therein, shall only be made in accordance with Section 2.07, this Section 2.14(b) and the rules and procedures of the Depository for such Global Security to the extent applicable to such transaction and as in effect from time to time.
(c)    Any Global Security issued hereunder shall bear a legend in substantially the following form:
"This Security is a Global Security within the meaning of the Indenture hereinafter referred to and is registered in the name of the Depository or a nominee of the Depository.  This Security is exchangeable for Securities registered in the name of a person other than the Depository or its nominee only in the limited circumstances described in the Indenture, and may not be transferred except as a whole by the Depository to a nominee of the Depository, by a nominee of the Depository to the Depository or another nominee of the Depository or by the Depository or any such nominee to a successor Depository or a nominee of such a successor Depository."
(d)    The Depository, as a Holder, may appoint agents and otherwise authorize participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action which a Holder is entitled to give or take under the Indenture.
(e)    Notwithstanding the other provisions of this Indenture, unless otherwise specified as contemplated by Section 2.02, payment of the principal of and interest, if any, on any Global Security shall be made to the Holder thereof at their registered office.
(f)    At all times the Securities are held in book-entry form with a Depository, (i) the Trustee may deal with such Depository as the authorized representative of the Holders, (ii) the rights of the Holders shall be exercised only through the Depository and shall be limited to those established by law and agreement between the Holders and the Depository and/or direct participants of the Depository, (iii) the Depository will make book-entry transfers among the direct participants of the Depository and will receive and transmit distributions of principal and interest on the Securities to such direct participants; and (iv) the direct participants of the Depository shall have no rights under this Indenture, or any supplement hereto, under or with respect to any of the Securities held on their behalf by the Depository, and the Depository may be treated by the Trustee and its agents, employees, officers and directors as the absolute owner of the Securities for all purposes whatsoever.
Section 2.15.                          CUSIP Numbers.  The Company in issuing the Securities may use "CUSIP," "CCN," "ISIN" or other identification numbers (if then generally in use), and, if so, the Trustee shall use "CUSIP," "CCN," "ISIN" or such other identification numbers in notices of redemption as a convenience to Holders; provided that any such notice may state that no representation is made as to the correctness of such numbers either as printed on the Securities or as contained in any notice of a redemption and that reliance may be placed only on the other elements of identification printed on the Securities, and any such redemption shall not be affected by any defect in or omission of such numbers. The Company shall promptly notify the Trustee in writing of any change in "CUSIP," "CCN" or "ISIN" numbers.

ARTICLE 3
Redemption
Section 3.01.                          Notice to Trustee.  The Company may, with respect to any series of Securities, reserve the right to redeem and pay the Series of Securities or may covenant to redeem and pay the Series of Securities or any part thereof prior to the Stated Maturity thereof at such time and on such terms as provided for in such Securities.  If a Series of Securities is redeemable and the Company wants or is obligated to redeem prior to the Stated Maturity thereof all or part of the Series of Securities pursuant to the terms of such Securities, it shall notify the Trustee and Registrar in writing of the redemption date and the principal amount of Series of Securities to be redeemed.  The Company shall give the notice at least five calendar days before the redemption notice required by Section 3.03 shall be sent (or such shorter notice as may be acceptable to the Trustee and Registrar).
Section 3.02.                          Selection of Securities to be Redeemed.  Unless otherwise indicated for a particular Series by a Board Resolution, a supplemental indenture or an Officers' Certificate, if less than all the Securities of a Series are to be redeemed, the Registrar shall select the Securities of the Series to be redeemed in accordance with the Depository's customary procedures.  The Registrar shall make the selection from Securities of the Series outstanding not previously called for redemption.  The Registrar may select for redemption portions of the principal of Securities of the Series that have denominations larger than $25.  Securities of the Series and portions of them it selects shall be in amounts of $25 or whole multiples of $25 or, with respect to Securities of any Series issuable in other denominations pursuant to Section 2.02(g), the minimum principal denomination for each Series and integral multiples thereof.  Provisions of this Indenture that apply to Securities of a Series called for redemption also apply to portions of Securities of that Series called for redemption.
Section 3.03.                          Notice of Redemption.  Unless otherwise indicated for a particular Series by Board Resolution, a supplemental indenture hereto or an Officers' Certificate, at least 30 days but not more than 60 days before a redemption date, the Company shall mail a notice of redemption by first-class mail to each Holder whose Securities are to be redeemed.
The notice shall identify the Securities of the Series to be redeemed and shall state:
(a)    the redemption date;
(b)    the redemption price;
(c)    the name and address of the Paying Agent;

(d)    that Securities of the Series called for redemption must be surrendered to the Paying Agent to collect the redemption price;
(e)    that interest on Securities of the Series called for redemption ceases to accrue on and after the redemption date;
(f)    the "CUSIP," "CCN" or "ISIN" number of the Securities to be redeemed; and
(g)    any other information as may be required by the terms of the particular Series or the Securities of a Series being redeemed.
At the Company's written request, the Trustee shall distribute the notice of redemption prepared by the Company in the Company's name and at its expense.
Section 3.04.                          Effect of Notice of Redemption.  Once notice of redemption is mailed or published as provided in Section 3.03, Securities of a Series called for redemption become due and payable on the redemption date and at the redemption price.  A notice of redemption may not be conditional.  Upon surrender to the Paying Agent, such Securities shall be paid at the redemption price plus accrued interest to the redemption date.
Section 3.05.                          Deposit of Redemption Price.  On or before 10:00 a.m. New York City time on the redemption date, the Company shall deposit with the Paying Agent money sufficient to pay the redemption price of and accrued interest, if any, on all Securities to be redeemed on that date.
Section 3.06.                          Securities Redeemed in Part.  Upon surrender of a Security that is redeemed in part, the Trustee shall authenticate for the Holder a new Security of the same Series and the same maturity equal in principal amount to the unredeemed portion of the Security surrendered.
ARTICLE 4
COVENANTS
Section 4.01.                          Payment of Principal and Interest.  The Company covenants and agrees for the benefit of the Holders of each Series of Securities that it will duly and punctually pay the principal of and interest, if any, on the Securities of that Series in accordance with the terms of such Securities and this Indenture.
Unless otherwise provided under the terms of a particular Series of Securities:
(a)    an installment of principal or interest shall be considered paid on the date it is due if the Paying Agent (other than the Company) holds by 10:00 a.m., New York City time, on that date money, deposited by the Company or an Affiliate thereof, sufficient to pay such installment.  The Company shall (in immediately available funds), to the fullest extent permitted by law, pay interest on overdue principal and overdue installments of interest at the rate borne by the Securities per annum; and

(b)    payment of the principal of and interest on the Securities shall be made at the office or agency of the Company maintained for that purpose in New York City (which shall initially be Deutsche Bank Trust Company Americas, the Paying Agent) in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that at the option of the Company payment of interest may be made by check mailed to the address of the Person entitled thereto as such address appears in the register; provided, further, that a Holder with an aggregate principal amount in excess of $1,000,000 will be paid by wire transfer in immediately available funds at the election of such Holder if such Holder has provided wire transfer instructions to the Company at least 15 days prior to the payment date.
Section 4.02.                          SEC Reports.  So long as any Securities are outstanding, the Company shall (i) file with the SEC within the time periods prescribed by its rules and regulations and (ii) furnish to the Trustee and the Holders of the Securities within 15 days after the date on which the Company would be required to file the same with the SEC pursuant to its rules and regulations (giving effect to any grace period provided by Rule 12b-25 under the Exchange Act), all financial information required to be furnished or filed with the SEC pursuant to Section 13 and Section 15(d) of the Exchange Act and, with respect to the annual consolidated financial statements only, a report thereon by the Company's independent auditors.  The Company also shall comply with the other provisions of TIA Section 314(a).
Delivery of such reports, information and documents to the Trustee is for informational purposes only, and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company's compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers' Certificates).  The Company shall not be required to file any report or other information with the SEC if the SEC does not require or permit such filing.  Documents filed by the Company with the SEC via the SEC's EDGAR system (or any successor thereto) will be deemed furnished to the Trustee and the Holders of the Securities as of the time such documents are filed via EDGAR (or such successor), provided, that the Trustee shall have no obligation to determine whether such information, documents or reports have been filed via EDGAR (or such successor).
Section 4.03.                          Compliance Certificate.  The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year of the Company, an Officers' Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under this Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in this Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he may have knowledge in reasonable detail and the efforts to remedy the same).

The Company shall deliver to the Trustee, within 30 days after the occurrence thereof, written notice in the form of an Officers' Certificate of any Event of Default described in Section 6.01(e), (f), (g) or (h) and any event of which it becomes aware that with the giving of notice or the lapse of time would become such an Event of Default, its status and what action the Company is taking or proposes to take with respect thereto.  For the avoidance of doubt, a breach of a covenant under an Instrument that is not a payment default and that has not given rise to a right of acceleration under such Instrument shall not trigger the requirement to provide notice under this paragraph.
Section 4.04.                          Stay, Extension and Usury Laws.  The Company covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture or the Securities; and the Company (to the extent it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law has been enacted.
Section 4.05.                          Corporate Existence.  Subject to Article 5, the Company will do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence and the corporate, partnership or other existence of each Significant Subsidiary in accordance with the respective organizational documents of each Significant Subsidiary and the rights (charter and statutory), licenses and franchises of the Company and its Significant Subsidiaries; provided, however, that the Company shall not be required to preserve any such right, license or franchise, or the corporate, partnership or other existence of any Significant Subsidiary, if the Board of Directors shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Company and its Subsidiaries taken as a whole and that the loss thereof is not adverse in any material respect to the Holders.
Section 4.06.                          Taxes.  The Company shall, and shall cause each of its Subsidiaries to, pay prior to delinquency all taxes, assessments and governmental levies, except as contested in good faith and by appropriate proceedings.
Section 4.07.                          Additional Interest Notice.  In the event that the Company is required to pay additional interest to Holders of Securities pursuant to Section 6.02(b) hereof, the Company shall provide a direction or order in the form of a written notice to the Trustee (and if the Trustee is not the Paying Agent, the Paying Agent) of the Company's obligation to pay such additional interest no later than 10 Business Days prior to date on which any such additional interest is scheduled to be paid.  Such notice shall set forth the amount of additional interest to be paid by the Company on such payment date and direct the Trustee (or, if the Trustee is not the Paying Agent, the Paying Agent) to make payment to the extent it receives funds from the Company to do so.  The Trustee shall not at any time be under any duty or responsibility to any Holder to determine whether additional interest is payable, or with respect to the nature, extent, or calculation of the amount of additional interest owed, or with respect to the method employed in such calculation of additional interest.

Section 4.08.                          Further Instruments and Acts.  The Company will execute and deliver such further instruments and do such further acts as may be reasonably necessary or proper to carry out more effectively the purposes of this Indenture.
Section 4.09.                          Calculation of Original Issue Discount. The Company shall file with the Trustee promptly at the end of each calendar year (i) a written notice specifying the amount of original issue discount (including daily rates and accrual periods) accrued on outstanding Securities as of the end of such year and (ii) such other specific information relating to such original issue discount as may then be relevant under the Internal Revenue Code of 1986, as amended from time to time.
ARTICLE 5
Successors
Section 5.01.                          When Company May Merge, Etc. The Company shall not consolidate with, enter into a binding share exchange, or merge into any other Person in a transaction in which it is not the surviving entity, or sell, assign, convey, transfer or lease or otherwise dispose of all or substantially all of its properties and assets to any Person (a "successor person"), unless:
(a)    the successor person (if any) is a corporation, partnership, trust or other entity organized and validly existing under the laws of the Marshall Islands, the United States, any state of the United States or the District of Columbia and expressly assumes by a supplemental indenture executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the principal of, and any interest on, all Securities and the performance or observance of every covenant of this Indenture on the part of the Company to be performed or observed;
(b)    immediately after giving effect to the transaction, no Default or Event of Default, shall have occurred and be continuing; and
(c)    the Company shall have delivered to the Trustee, prior to the consummation of the proposed transaction, an Officers' Certificate to the foregoing effect and an Opinion of Counsel stating that the proposed transaction and such supplemental indenture comply with this Indenture.
Section 5.02.                          Successor Corporation Substituted.  Upon any consolidation or merger, or any sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company in accordance with Section 5.01, the successor person formed by such consolidation or into or with which the Company is merged or to which such sale, lease, conveyance or other disposition is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture with the same effect as if such successor person has been named as the Company herein; provided, however, that the predecessor company in the case of a sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company shall not be released from the obligation to pay the principal of and interest, if any, on the Securities.

ARTICLE 6
Defaults and Remedies
Section 6.01.                          Events of Default.  "Event of Default," wherever used herein with respect to securities of any Series, means any one of the following events, unless in the establishing Board Resolution, supplemental indenture or Officers' Certificate, it is provided that such Series shall not have the benefit of said Event of Default:
(a)    default in the payment of any interest on any Security of that Series when it becomes due and payable, and continuance of such default for a period of 30 days (unless the entire amount of such payment is deposited by the Company with the Trustee or with a Paying Agent prior to the expiration of such period of 30 days); or
(b)    default in the payment of any principal of any Security of that Series at its Maturity; or
(c)    default in the deposit of any sinking fund payment, when and as due in respect of any Security of that Series; or
(d)    the Company fails to perform or comply with any of its other covenants or agreements contained in the Securities or in this Indenture (other than a covenant or agreement a default in whose performance or whose breach is specifically dealt with in clauses (a), (b) or (c) of this Section 6.01) and the default continues for 60 days after notice is given as specified below;
(e)    any indebtedness under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Company or any Subsidiary or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by, or any other payment obligation of, the Company or any Subsidiary (an "Instrument") with a principal amount then, individually or in the aggregate, outstanding in excess of $25.0 million, whether such indebtedness now exists or shall hereafter be created, is not paid at Maturity or when otherwise due or is accelerated, and such indebtedness is not discharged, or such default in payment or acceleration is not cured, rescinded or waived within the applicable grace period, within a period of 30 days after there shall have been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding Securities of that Series a written notice specifying such default and requiring the Company to cause such indebtedness to be discharged or cause such default to be cured or waived or such acceleration to be rescinded or annulled and stating that such notice is a "Notice of Default" hereunder.  A payment obligation (other than indebtedness under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Company or any Subsidiary or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company or any Subsidiary) shall not be deemed to have matured, come due, or been accelerated to the extent that it is being disputed by the relevant obligor or obligors in good faith.  For the avoidance of doubt, the Maturity of an Instrument is the Maturity as set forth in that Instrument, as it may be amended from time to time in accordance with the terms of that Instrument;

(f)    the Company or any Subsidiary fails to pay one or more final and non-appealable judgments entered by a court or courts of competent jurisdiction, the aggregate uninsured or unbonded portion of which is in excess of $25.0 million, if the judgments are not paid, discharged, waived or stayed within 90 days;
(g)    the Company or any Subsidiary of the Company, pursuant to or within the meaning of any Bankruptcy Law:
(i)    commences a voluntary case or proceeding;
(ii)    consents to the entry of an order for relief against it in an involuntary case or proceeding;
(iii)                  consents to the appointment of a Custodian of it or for all or substantially all of its property; or
(iv)                  makes a general assignment for the benefit of its creditors; or
(v)    or generally is unable to pay its debts as the same become due; or
(h)    a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:
(i)    is for relief against the Company or any of its Subsidiaries in an involuntary case or proceeding;
(ii)    appoints a Custodian of the Company or any of its Significant Subsidiaries for all or substantially all of the property of the Company or any such Significant Subsidiary; or
(iii)                  orders the liquidation of the Company or any of its Subsidiaries;
and the case of each of clause (ii), (iii) and (iv), the order or decree remains unstayed and in effect for 60 consecutive days; or
(iv)                  any other Event of Default provided with respect to Securities of that Series, which is specified in a Board Resolution, a supplemental indenture hereto or an Officers' Certificate, in accordance with Section 2.02(i).

A default under clause (d) above is not an Event of Default until the Trustee notifies the Company, or the Holders of at least 25% in aggregate principal amount of the Securities then outstanding notify the Company and the Trustee, in writing of the default, and the Company does not cure the default within 60 days after receipt of such notice.  The notice given pursuant to this Section 6.01 must specify the default, demand that it be remedied and state that the notice is a "Notice of Default."  When any default under this Section 6.01 is cured, it ceases.
The Trustee shall not be charged with knowledge of any Event of Default unless written notice thereof shall have been given to a Responsible Officer at the Corporate Trust Office of the Trustee by the Company, a Paying Agent, any Holder or any agent of any Holder.
Section 6.02.                          Acceleration of Maturity; Rescission and Annulment.  (a) If an Event of Default (other than an Event of Default specified in clause (g) or (h) of Section 6.01) occurs and is continuing with respect to any Securities of any Series, then in every such case, the Trustee may, by notice to the Company, or the Holders of at least 25% in aggregate principal amount of the Securities of that Series (or, if any Securities of that Series are Discount Securities, such portion of the principal amount as may be specified in the terms of such Securities) then outstanding may, by notice to the Company and the Trustee, declare all unpaid principal of, and accrued and unpaid interest on to the date of acceleration, the Securities of that Series then outstanding (if not then due and payable) to be due and payable upon any such declaration, and the same shall become and be immediately due and payable.  If an Event of Default specified in clause (g) or (h) of Section 6.01 occurs, all unpaid principal of the Securities then outstanding, and all accrued and unpaid interest thereon to the date of acceleration, shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.  The Holders of a majority in aggregate principal amount of the Securities of that Series then outstanding by notice to the Trustee may rescind an acceleration of such Securities of that Series and its consequences if (a) all existing Events of Default, other than the nonpayment of the principal of the Securities which has become due solely by such declaration of acceleration, have been cured or waived; (b) to the extent the payment of such interest is lawful, interest (calculated at the Default Rate) on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid; (c) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and (d) all payments due to the Trustee and any predecessor Trustee under Section 7.07 have been made.  No such rescission shall affect any subsequent default or impair any right consequent thereto.

(b)    Notwithstanding any of provision of this Article 6, at the election of the Company in its sole discretion, the sole remedy under this Indenture for an Event of Default relating to the failure to comply with Section 4.02, and for any failure to comply with the requirements of Section 314(a)(1) of the TIA, will consist, for the 180 days after the occurrence of such an Event of Default, exclusively of the right to receive additional interest on the Securities at a rate equal to 0.50% per annum of the aggregate principal amount of the Securities then outstanding up to, but not including, the 181st day thereafter (or, if applicable, the earlier date on which the Event of Default relating to Section 4.02 is cured or waived).  Any such additional interest will be payable in the same manner and on the same dates as the stated interest payable on the Securities.  In no event shall additional interest accrue under the terms of this Indenture at a rate in excess of 0.50% per annum, in the aggregate, for any violation or default caused by the failure of the Company to be current in respect of its Exchange Act reporting obligations.  If the Event of Default is continuing on the 181st day after an Event of Default relating to a failure to comply with Section 4.02, the Securities will be subject to acceleration as provided in this Section 6.02.  The provisions of this Section 6.02(b) will not affect the rights of Holders in the event of the occurrence of any other Events of Default.
In order to elect to pay additional interest as the sole remedy during the first 180 days after the occurrence of an Event of Default relating to the failure to comply with Section 4.02 in accordance with the immediately preceding paragraph, the Company shall notify in writing all Holders and the Trustee and Paying Agent of such election on or before the close of business on the fifth Business Day after the date on which such Event of Default otherwise would occur.  Upon a failure by the Company to timely give such notice or pay additional interest, the Securities will be immediately subject to acceleration as otherwise provided in this Section 6.02.
Section 6.03.                          Collection of Indebtedness and Suits for Enforcement by Trustee.  If an Event of Default with respect to any Securities of any Series occurs and is continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders of Securities of such Series by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.
If an Event of Default in the payment of principal, interest, if any, specified in clause (a) or (b) of Section 6.01 occurs and is continuing, the Trustee may recover judgment in its own name and as trustee of an express trust against the Company or another obligor on the Securities for the whole amount of principal, and accrued interest remaining unpaid, if any, together with, to the extent that payment of such interest is lawful, interest on overdue principal, on overdue installments of interest, if any, in each case at the Default Rate, and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

Section 6.04.                          Trustee May File Proofs of Claim.  In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relative to the Company or any other obligor upon the Securities or the property of the Company or of such other obligor or their creditors, the Trustee (irrespective of whether the principal of the Securities shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand on the Company for the payment of overdue principal or interest) shall be entitled and empowered, by intervention in such proceeding or otherwise,
(a)    to file and prove a claim for the whole amount of principal and interest owing and unpaid in respect of the Securities and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders allowed in such judicial proceeding, and
(b)    to collect and receive any moneys or other property payable or deliverable on any such claims and to distribute the same, and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.07.
Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Securities or the rights of any Holder thereof or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.
Section 6.05.                          Trustee May Enforce Claims Without Possession of Securities.  All rights of action and claims under this Indenture or the Securities may be prosecuted and enforced by the Trustee without the possession of any of the Securities or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders of the Securities in respect of which such judgment has been recovered.
Section 6.06.                          Application of Money Collected.  Any money collected by the Trustee pursuant to this Article shall be applied in the following order, at the date or dates fixed by the Trustee and, in case of the distribution of such money on account of principal or interest, upon presentation of the Securities and the notation thereon of the payment if only partially paid and upon surrender thereof if fully paid: and
First:  To the payment of all amounts due the Trustee under Section 7.07;
Second:  To the payment of the amounts then due and unpaid for principal of and interest on the Securities in respect of which or for the benefit of which such money has been collected, ratably, without preference or priority of any kind, according to the amounts due and payable on such Securities for principal and interest, respectively; and

Third:  To the Company.
Section 6.07.                          Limitation on Suits.  No Holder of any Security of any Series shall have any right to institute any proceeding, judicial or otherwise, with respect to this Indenture, or for the appointment of a receiver or trustee, or for any other remedy hereunder, unless:
(a)    such Holder has previously given written notice to the Trustee of a continuing Event of Default with respect to the Securities of that Series;
(b)    the Holders of not less than 25% in principal amount of the outstanding Securities of that Series shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee hereunder;
(c)    such Holder or Holders have offered to the Trustee indemnity satisfactory to it against the costs, expenses and liabilities to be incurred in compliance with such request;
(d)    the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and
(e)    no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of the outstanding Securities of that Series; it being understood and intended that no one or more of such Holders shall have any right in any manner whatever by virtue of, or by availing of, any provision of this Indenture to affect, disturb or prejudice the rights of any other of such Holders (it being understood that the Trustee does not have an affirmative duty to ascertain whether such actions or forbearances are unduly prejudicial to such Holders), or to obtain or to seek to obtain priority or preference over any other of such Holders or to enforce any right under this Indenture, except in the manner herein provided and for the equal and ratable benefit of all such Holders.
Section 6.08.                          Unconditional Right of Holders to Receive Principal and Interest.  Notwithstanding any other provision in this Indenture, the Holder of any Security shall have the right, which is absolute and unconditional, to receive payment of the principal of and interest, if any, on such Security on the Stated Maturity or Stated Maturities expressed in such Security (or, in the case of redemption, on the redemption date) and to institute suit for the enforcement of any such payment, and such rights shall not be impaired without the consent of such Holder.
Section 6.09.                          Restoration of Rights and Remedies.  If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Company, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

Section 6.10.                          Rights and Remedies Cumulative.  Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Securities in Section 2.08, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise.  The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.
Section 6.11.                          Delay or Omission Not Waiver.  No delay or omission of the Trustee or of any Holder of any Securities to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein.  Every right and remedy given by this Article or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.
Section 6.12.                          Control by Holders.  The Holders of a majority in principal amount of the outstanding Securities of any Series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of such Series, provided that
(a)    such direction shall not be in conflict with any rule of law or with this Indenture,
(b)    the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction; and
(c)    subject to the provisions of Section 6.01, the Trustee shall have the right to decline to follow any such direction if the Trustee in good faith shall, by a Responsible Officer of the Trustee, determine that the proceeding so directed would involve the Trustee in personal liability or would be unduly prejudicial to the rights of another Holder or the Trustee.
Section 6.13.                          Waiver of Past Defaults.  Subject to Section 9.02, the Holders of not less than a majority in principal amount of the outstanding Securities of any Series may on behalf of the Holders of all the Securities of such Series waive any past Default hereunder with respect to such Series and its consequences, except a Default in the payment of the principal of or interest on any Security of such Series (provided, however, that the Holders of a majority in principal amount of the outstanding Securities of any Series may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration).  Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

Section 6.14.                          Undertaking for Costs.  All parties to this Indenture agree, and each Holder of any Security by his acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture, or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys' fees and expenses, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this Section shall not apply to any suit instituted by the Company, to any suit instituted by the Trustee, to any suit instituted by any Holder, or group of Holders, holding in the aggregate more than 25% in principal amount of the outstanding Securities of any Series, or to any suit instituted by any Holder for the enforcement of the payment of the principal of or interest on any Security on or after the Stated Maturity or Stated Maturities expressed in such Security (or, in the case of redemption, on the redemption date).
ARTICLE 7
TRUSTEE
Section 7.01.                          Duties of Trustee.  (a) If an Event of Default has occurred and is continuing, the Trustee shall exercise the rights and powers vested in it by this Indenture and use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in the conduct of his own affairs.
(b)    Except during the continuance of an Event of Default:
(i)    The Trustee need perform only those duties that are specifically set forth in this Indenture and no implied duties, covenants or obligations shall be deemed to be imposed upon the Trustee.
(ii)    in the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon Officers' Certificates or Opinions of Counsel furnished to the Trustee and conforming to the requirements of this Indenture; however, in the case of any such Officers' Certificates or Opinions of Counsel which by any provisions hereof are specifically required to be furnished to the Trustee, the Trustee shall examine such Officers' Certificates and Opinions of Counsel to determine whether or not they conform on their face to the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or facts stated therein).
(c)    The Trustee may not be relieved from liability for its own its own negligent action, its own negligent failure to act or willful misconduct, except that:
(i)    This paragraph does not limit the effect of paragraph (b) of Section 7.01 herein.

(ii)    The Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer.
(iii)                  The Trustee shall not be liable with respect to any action taken, suffered or omitted to be taken by it with respect to Securities of any Series in good faith in accordance with the direction of the Holders of a majority in principal amount of the outstanding Securities of such Series relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture with respect to the Securities of such Series.
(d)    Every provision of this Indenture that in any way relates to the Trustee is subject to paragraph (a), (b) and (c) of this Section.
(e)    The Trustee may refuse to perform any duty or exercise any right or power unless it receives an indemnity satisfactory to it against any loss, liability or expense.
(f)    The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Company.  Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.
(g)    No provision of this Indenture shall require the Trustee to risk or expend its own funds or otherwise incur liability, financial or otherwise, in the performance of any of its duties, or in the exercise of any of its rights or powers, if it shall have reasonable grounds for believing that repayment of such funds or indemnity satisfactory to it against such risk is not reasonably assured to it.
(h)    The Paying Agent, the Registrar and any authenticating agent shall be entitled to the same rights, indemnities, protections and immunities afforded to the Trustee.
(i)    The Trustee shall have no duty to monitor the performance or compliance of the Company with its obligations hereunder or any under supplement hereto, nor shall it have any liability in connection with the malfeasance or nonfeasance by the Company.  The Trustee shall have no liability in connection with compliance by the Company with statutory or regulatory requirements related to this Indenture, any supplement or any Securities issued pursuant hereto or thereto.
Section 7.02.                          Rights of Trustee.  (a) The Trustee may conclusively rely on and shall be fully protected in acting or refraining from acting as a result of its reasonable belief that any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, direction, approval or other paper or document was genuine and had been signed or presented by the proper person.  The Trustee need not investigate any fact or matter stated in the document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it sees fit but shall incur no liability or additional liability by reason of such inquiry or investigation.

(b)    Before the Trustee acts or refrains from acting, it may require an Officers' Certificate or an Opinion of Counsel or both.  The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Officers' Certificate or Opinion of Counsel.
(c)    The Trustee may act through agents and shall not be responsible for the misconduct or negligence of, or for the supervision of, any agent appointed with due care.  No Depository shall be deemed an agent of the Trustee and the Trustee shall not be responsible for any act or omission by any Depository.
(d)    The Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers.
(e)    The Trustee may consult with counsel of its selection and the advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.
(f)    The Trustee shall be under no obligation to exercise any of the rights or powers vested in it by or pursuant to this Indenture at the request, order or direction of any of the Holders of Securities, unless such Holders shall have offered to the Trustee security or indemnity satisfactory to it against the costs, expenses and liabilities which might be incurred by it in compliance with such request or direction.
(g)    In no event shall the Trustee be responsible or liable for special, indirect, punitive or consequential loss or damage of any kind whatsoever (including, but not limited to, loss of profit) irrespective of whether the Trustee has been advised of the likelihood of such loss or damage and regardless of the form of action.
(h)    The Trustee shall not be required to give any bond or surety in respect of the performance of its powers and duties hereunder.
(i)    The Trustee may request that the Company deliver a certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture.
Section 7.03.                          Individual Rights of Trustee.  The Trustee, in its individual or any other capacity, may become the owner or pledgee of Securities and may otherwise deal with the Company or an Affiliate with the same rights it would have if it were not Trustee.  Any Agent may do the same with like rights.  The Trustee is also subject to Sections 7.10 and 7.11.
Section 7.04.                          Trustee's Disclaimer.  The Trustee makes no representation as to the validity or adequacy of this Indenture or the Securities and the recitals contained herein and in the Securities shall be taken as statements of the Company and not of the Trustee, and the Trustee has no responsibility for such recitals. The Trustee shall not be accountable for the Company's use or application of the proceeds from the Securities or for monies paid over to the Company pursuant to this Indenture, and it shall not be responsible for any statement in the Securities other than its authentication.
Section 7.05.                          Notice of Defaults.  If a Default or Event of Default occurs and is continuing with respect to the Securities of any Series and if a Responsible Officer of the Trustee has actual knowledge or receives written notice of such event, the Trustee shall mail to each Securityholder of the Securities of that Series, notice of a Default or Event of Default within 120 days after it occurs or, if later, after a Responsible Officer of the Trustee has actual knowledge of such Default or Event of Default.  Except in the case of a Default or Event of Default in payment of principal of or interest on any Security of any Series, including any additional interest that may become payable pursuant to Section 6.02(b), the Trustee may withhold the notice so long as the Trustee in good faith determines that withholding the notice is in the interests of Securityholders of that Series.

Section 7.06.                          Reports by Trustee to Holders.  Within 60 days after September 15 in each year, the Trustee shall transmit by mail to all Securityholders, as their names and addresses appear on the register kept by the Registrar, a brief report dated as of such September 15, in accordance with, and to the extent required under, TIA Section 313.
A copy of each report at the time of its mailing to Securityholders of any Series shall be filed with the SEC and each stock exchange on which the Securities of that Series are listed.  The Company shall promptly notify the Trustee in writing when Securities of any Series are listed on any stock exchange, and of any delisting thereof.
Section 7.07.                          Compensation and Indemnity.  The Company shall pay to the Trustee from time to time such compensation for its services as shall be agreed upon in writing.  The Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust.  The Company shall reimburse the Trustee upon request for all reasonable out-of-pocket expenses, disbursements and advances incurred by it.  Such expenses shall include the reasonable compensation and expenses of the Trustee's agents, counsel and other persons not regularly in its employ.
The Company shall indemnify, defend and hold harmless each of the Trustee and any predecessor Trustee and its officers, directors, employees, representatives and agents, from and against and reimburse the Trustee for any and all claims, expenses, obligations, liabilities, losses, damages, injuries (to person, property, or natural resources), penalties, stamp or other similar taxes, actions, suits, judgments, reasonable costs and expenses (including reasonable attorney's and agent's fees and expenses) of whatever kind or nature regardless of their merit, demanded, asserted or claimed against the Trustee directly or indirectly relating to, or arising from, claims (regardless of whether asserted by the Company, a Holder or any other Person) against the Trustee by reason of its participation in the transactions contemplated hereby, including without limitation all reasonable costs required to be associated with claims for damages to persons or property, and reasonable attorneys' and consultants' fees and expenses and court costs except to the extent caused by the Trustee's negligence or willful misconduct.  The provisions of this Section 7.07 shall survive the termination of this Agreement or the earlier resignation or removal of the Trustee.  The Company shall defend any claim and the Trustee shall cooperate in the defense.  The Trustee may have separate counsel and the Company shall pay the reasonable fees and expenses of such counsel.  The Company need not pay for any settlement made without its consent, which consent shall not be unreasonably withheld or delayed.  This indemnification shall apply to officers, directors, employees, shareholders and agents of the Trustee.

The Company need not reimburse any expense or indemnify against any loss liability incurred by the Trustee or by any officer, director, employee, shareholder or agent of the Trustee through negligence or willful misconduct.
To secure the Company's payment obligations in this Section, the Trustee shall have a lien prior to the Securities of any Series on all money or property held or collected by the Trustee, except that held in trust to pay principal and interest on particular Securities of that Series.
When the Trustee incurs expenses or renders services after an Event of Default specified in Section 6.01(f) or (g) occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any Bankruptcy Law.
Section 7.08.                          Replacement of Trustee.  A resignation or removal of the Trustee and appointment of a successor Trustee shall become effective only upon the successor Trustee's acceptance of appointment as provided in this Section.
The Trustee may resign with respect to the Securities of one or more Series by so notifying the Company.  The Holders of a majority in principal amount of the Securities of any Series may remove the Trustee with respect to that Series by so notifying the Trustee and the Company.  The Company may remove the Trustee with respect to Securities of one or more Series if:
(a)    the Trustee fails to comply with Section 7.10;
(b)    the Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;
(c)    a Custodian or public officer takes charge of the Trustee or its property; or
(d)    the Trustee becomes incapable of acting.
If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Company shall promptly appoint a successor Trustee.  Within one year after the successor Trustee takes office, the Holders of a majority in principal amount of the then outstanding Securities may appoint a successor Trustee to replace the successor Trustee appointed by the Company.
If a successor Trustee with respect to the Securities of any one or more Series does not take office within 30 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Company or the Holders of a majority in principal amount of the Securities of the applicable Series may petition, at the expense of the Company, any court of competent jurisdiction for the appointment of a successor Trustee.

A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company.  Immediately after that, the retiring Trustee shall transfer all property held by it as Trustee to the successor Trustee subject to the lien provided for in Section 7.07, and subject to the payment of any and all amounts then due and owing to the retiring Trustee, the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee with respect to each Series of Securities for which it is acting as Trustee under this Indenture.  A successor Trustee shall mail a notice of its succession to each Securityholder of each such Series.  Notwithstanding replacement of the Trustee pursuant to this Section 7.08, the Company's obligations under Section 7.07 hereof shall continue for the benefit of the retiring trustee with respect to expenses and liabilities incurred by it prior to such replacement.
Section 7.09.                          Successor Trustee by Merger, etc.  If the Trustee consolidates with, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the successor corporation without any further act shall be the successor Trustee with the same effect as if the successor Trustee had been named as the Trustee herein.
Section 7.10.                          Eligibility; Disqualification.  This Indenture shall always have a Trustee who satisfies the requirements of TIA Section 310(a)(1), (2) and (5).  The Trustee shall always have a combined capital and surplus of at least $25,000,000 as set forth in its most recent published annual report of condition.  The Trustee shall comply with TIA Section 310(b).
Section 7.11.                          Preferential Collection of Claims Against Company.  The Trustee is subject to TIA Section 311(a), excluding any creditor relationship listed in TIA Section 311(b).  A Trustee who has resigned or been removed shall be subject to TIA Section 311(a) to the extent indicated.
ARTICLE 8
Satisfaction and Discharge; Defeasance
Section 8.01.                          Satisfaction and Discharge of Indenture.  This Indenture shall upon Company Order cease to be of further effect (except as hereinafter provided in this Section 8.01), and the Trustee, on the demand of and at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when
(a)    either
(i)    all Securities theretofore authenticated and delivered (other than Securities that have been destroyed, lost or stolen and that have been replaced or paid) have been delivered to the Trustee for cancellation; or

(ii)    all such Securities not theretofore delivered to the Trustee for cancellation have become due and payable, or
(1)    have become due and payable, or
(2)    will become due and payable at their Stated Maturity within one year, or
(3)    are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, or
(4)    are deemed paid and discharged pursuant to Section 8.03, as applicable; and
(5)    the Company, in the case of (1), (2) or (3) above, has deposited or caused to be deposited with the Trustee as trust funds in trust an amount sufficient for the purpose of paying and discharging the entire indebtedness on such Securities not theretofore delivered to the Trustee for cancellation, for principal and interest to the date of such deposit (in the case of Securities which have become due and payable on or prior to the date of such deposit) or to the Stated Maturity or redemption date, as the case may be;
(b)    the Company has paid or caused to be paid all other sums payable hereunder by the Company; and
(c)    the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each meeting the applicable requirements of Sections 10.04 and 10.05 and each stating that all conditions precedent herein relating to the satisfaction and discharge of this Indenture have been complied with and the Trustee receives written demand from the Company to discharge.
Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company to the Trustee under Section 7.07, and, if money shall have been deposited with the Trustee pursuant to clause (a) of this Section, the provisions of Sections 2.04, 2.07, 2.08, 8.01 8.02 and 8.05 shall survive.
Section 8.02.                          Application of Trust Funds; Indemnification.  (a) Subject to the provisions of Section 8.05, all money deposited with the Trustee pursuant to Section 8.01, all money and U.S. Government Obligations or Foreign Government Obligations deposited with the Trustee pursuant to Section 8.03 or 8.04 and all money received by the Trustee in respect of U.S. Government Obligations or Foreign Government Obligations deposited with the Trustee pursuant to Section 8.03 or 8.04, shall be held in trust and applied by it, in accordance with the provisions of the Securities and this Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent) as the Trustee may determine, to the persons entitled thereto, of the principal and interest for whose payment such money has been deposited with or received by the Trustee or to make mandatory sinking fund payments or analogous payments as contemplated by Sections 8.03 or 8.04.

(b)    The Company shall pay and shall indemnify the Trustee and the Agents against any tax, fee or other charge imposed on or assessed against U.S. Government Obligations or Foreign Government Obligations deposited pursuant to Sections 8.03 or 8.04. or the interest and principal received in respect of such obligations other than any payable by or on behalf of Holders.
(c)    The Trustee shall, in accordance with the terms of this Indenture, deliver or pay to the Company from time to time, upon Company Request and at the expense of the Company any U.S. Government Obligations or Foreign Government Obligations or money held by it pursuant to this Indenture as provided in Sections 8.03 or 8.04 which, in the opinion of a nationally recognized firm of independent certified public accountants, expressed in a written certification thereof and delivered to the Trustee together with such Company Request, are then in excess of the amount thereof which then would have been required to be deposited for the purpose for which such U.S. Government Obligations or Foreign Government Obligations or money were deposited or received.  This provision shall not authorize the sale by the Trustee of any U.S. Government Obligations or Foreign Government Obligations held under this Indenture.
Section 8.03.                          Legal Defeasance of Securities of any Series.  Unless this Section 8.03 is otherwise specified, pursuant to Section 2.02(s), to be inapplicable to Securities of any Series, the Company shall be deemed to have paid and discharged the entire indebtedness on all the outstanding Securities of such Series on the date the conditions set forth in subparagraph (d) hereof are satisfied, and the provisions of this Indenture, as it relates to such outstanding Securities of such Series, shall no longer be in effect (and the Trustee, at the expense of the company, shall, at Company Request, execute proper instruments acknowledging the same), except as to:
(a)    the rights of Holders of Securities of such Series to receive, from the trust funds described in subparagraph (d) hereof, (i) payment of the principal of and each installment of principal of and interest on the outstanding Securities of such Series on the Stated Maturity of such principal or installment of principal or interest and (ii) the benefit of any mandatory sinking fund payments applicable to the Securities of such Series on the day on which such payments are due and payable in accordance with the terms of this Indenture and the Securities of such Series;
(b)    the provisions of Sections 2.04 2.07, 2.08, 2.14, 8.02, 8.03 and 8.05; and
(c)    the rights, powers, trust and immunities of the Trustee hereunder; provided that, the following conditions shall have been satisfied:

(d)    the Company shall have deposited or caused to be deposited irrevocably with the Paying Agent as trust funds in trust for the purpose of making the following payments, specifically pledged as security for and dedicated solely to the benefit of the Holders of such Securities (i) in the case of Securities of such Series denominated in Dollars, cash in Dollars (or such other money or currencies as shall then be legal tender in the United States) and/or U.S. Government Obligations, or (ii) in the case of Securities of such Series denominated in a Foreign Currency (other than a composite currency), money and/or Foreign Government Obligations, which through the payment of interest and principal in respect thereof, in accordance with their terms, will provide (and without reinvestment and assuming no tax liability will be imposed on such Paying Agent), not later than 10 days before the due date of any payment of money, an amount in cash, sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee and the Paying Agent, to pay and discharge each installment of principal (including mandatory sinking fund or analogous payments) of and interest, if any, on all the Securities of such Series on the dates such installments of interest or principal are due;
(e)    such deposit will not result in a breach or violation of, or constitute a default under, this Indenture or any other agreement or instrument to which the Company is a party or by which it is bound;
(f)    no Default or Event of Default with respect to the Securities of such Series shall have occurred and be continuing on the date of such deposit;
(g)    the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel to the effect that (i) the Company has received from, or there has been published by, the Internal Revenue Service a ruling, or (ii) since the date of execution of this Indenture, there has been a change in the applicable Federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders of the Securities of such Series will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred;
(h)    the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of the Securities of such Series over any other creditors of the company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company;
(i)    such deposit shall not result in the trust arising from such deposit constituting an investment company (as defined in the Investment Company Act of 1940, as amended), or such trust shall be qualified under such Act or exempt from regulation thereunder; and
(j)    the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to the defeasance contemplated by this Section have been complied with.

Section 8.04.                          Covenant Defeasance.  Unless this Section 8.04 is otherwise specified pursuant to Section 2.02(s) to be inapplicable to Securities of any Series, on and after the date on which the conditions set forth in subparagraph (a) hereof are satisfied, the Company may omit to comply with any term, provision or condition set forth under Sections 4.02, 4.03, 4.04, 4.05, 4.06, and 5.01 as well as any additional covenants contained in a supplemental indenture hereto for a particular Series of Securities or a Board Resolution or an Officers' Certificate delivered pursuant to Section 2.02(s) (and the failure to comply with any such covenants shall not constitute a Default or Event of Default under Section 6.01) and the occurrence of any event described in clause (e) of Section 6.01 shall not constitute a Default or Event of Default hereunder, with respect to the Securities of such Series, provided that the following conditions shall have been satisfied:
(a)    With reference to this Section 8.04, the Company has deposited or caused to be irrevocably deposited (except as provided in Section 8.02(c)) with the Paying Agent as trust funds in trust, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of such Securities (i) in the case of Securities of such Series denominated in Dollars, cash in Dollars (or such other money or currencies as shall then be legal tender in the United States) and/or U.S. Government Obligations, or (ii) in the case of Securities of such Series denominated in a Foreign Currency (other than a composite currency), money and/or Foreign Government Obligations, which through the payment of interest and principal in respect thereof, in accordance with their terms, will provide (and without reinvestment and assuming no tax liability will be imposed on such Paying Agent), not later than 10 days before the due date of any payment of money, an amount in cash, sufficient, in the opinion of a nationally recognized firm of independent certified public accountants expressed in a written certification thereof delivered to the Paying Agent, to pay principal and interest, if any, on and any mandatory sinking fund in respect of the Securities of such Series on the dates such installments of interest or principal are due;
(b)    Such deposit will not result in a breach or violation of, or constitute a default under, this Indenture or any other agreement or instrument to which the Company is a party or by which it is bound;
(c)    No Default or Event of Default with respect to the Securities of such Series shall have occurred and be continuing on the date of such deposit;
(d)    the company shall have delivered to the Trustee an Opinion of Counsel confirming that Holders of the Securities of such Series will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred;
(e)    the Company shall have delivered to the Trustee an Officers' Certificate stating the deposit was not made by the Company with the intent of preferring the Holders of the Securities of such Series over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company; and

(f)    The Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the defeasance contemplated by this Section have been complied with.
Section 8.05.                          Repayment to Company.  The Paying Agent shall pay to the Company upon request any money held by them for the payment of principal and interest that remains unclaimed for two years.  After that, Securityholders entitled to the money must look to the Company for payment as general creditors unless an applicable abandoned property law designates another person and all liability of the Paying Agent with respect to that money shall cease.
ARTICLE 9
Amendments and Waivers
Section 9.01.                          Without Consent of Holders.  The Company and the Trustee may amend or supplement this Indenture or the Securities of one or more Series without the consent of any Securityholder:
(a)    to cure any ambiguity, defect or inconsistency;
(b)    to comply with Article 5;
(c)    to provide for uncertificated Securities in addition to or in place of certificated Securities;
(d)    to make any change that does not adversely affect the rights of any Securityholder in any material respect;
(e)    to provide for the issuance of and establish the form and terms and conditions of Securities of any Series as permitted by this Indenture;
(f)    to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Securities of one or more Series and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee;
(g)    to comply with requirements of the TIA and any rules promulgated under the TIA; and
(h)    to add to the covenants of the Company for the equal and ratable benefit of the Holders or to surrender any right, power or option conferred upon the Company.
Any amendment or supplement made solely to conform the provisions of this Indenture or the Securities of any Series to the description thereof contained in the final prospectus relating to such Series will be deemed not to adversely affect the rights of any Holder.

Section 9.02.                          With Consent of Holders.  The Company and the Trustee may enter into a supplemental indenture with the written consent of the Holders of at least a majority in principal amount of the outstanding Securities of all Series affected by such supplemental indenture, taken together as one class (including consents obtained in connection with a tender offer or exchange offer for the Securities of such Series), for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of any supplemental indenture or of modifying in any manner the rights of the Securityholders of each such Series.  Except as provided in Section 6.13, the Holders of at least a majority in principal amount of the outstanding Securities of all Series affected by such waiver by notice to the Trustee, taken together as one class (including consents obtained in connection with a tender offer or exchange offer for the Securities of such Series) may waive compliance by the Company with any provision of this Indenture or the Securities with respect to such Series.
It shall not be necessary for the consent of the Holders of Securities under this Section 9.02 to approve the particular form of any proposed supplemental indenture or waiver, but it shall be sufficient if such consent approves the substance thereof.  After a supplemental indenture or waiver under this section becomes effective, the Company shall mail to the Holders of Securities affected thereby a notice briefly describing the supplemental indenture or waiver.  Any failure by the Company to mail or publish such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture or waiver.
Section 9.03.                          Limitations.  Without the consent of each Securityholder affected, an amendment or waiver may not:
(a)    change the amount of Securities whose Holders must consent to an amendment, supplement or waiver, except to increase any such amount or to provide that certain provisions of this Indenture cannot be modified, amended or waived without the consent of the Holder of each outstanding Security affected thereby;
(b)    reduce the amount of interest, or change the interest payment time, on any Security;
(c)    waive a redemption payment or alter the redemption provisions (other than any alteration that would not materially adversely affect the legal rights of any Holder under this Indenture) or the price at which the Company is required to offer to purchase the Securities;
(d)    reduce the principal or change the Stated Maturity of any Security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation;
(e)    reduce the principal amount payable of any Security upon Maturity;

(f)    waive a Default or Event of Default in the payment of the principal of or interest, if any, on any Security (except a rescission of acceleration of the Securities of any Series by the Holders of at least a majority in principal amount of the outstanding Securities of such Series and a waiver of the payment default that resulted from such acceleration);
(g)    change the place or currency of payment of principal of or interest, if any, on any Security other than that stated in the Security;
(h)    impair the right of any Holder to receive payment of principal or, or interest on, the Securities of such Holder on or after the due dates therefor;
(i)    impair the right to institute suit for the enforcement of any payment on, or with respect to, any Security;
(j)    make any change in Sections 10.15 or 10.16;
(k)    change the ranking of the Securities; or
(l)    make any modification to this Section 9.03 that would adversely affect such Securityholder.
Section 9.04.                          Compliance with Trust Indenture Act.  Every amendment to this Indenture or the Securities of one or more Series shall be set forth in a supplemental indenture hereto that complies with the TIA as then in effect.
Section 9.05.                          Revocation and Effect of Consents.  Until an amendment or waiver becomes effective, a consent to it by a Holder of a Security is a continuing consent by the Holder and every subsequent Holder of a Security or portion of a Security that evidences the same debt as the consenting Holder's Security, even if notation of the consent is not made on any Security.  However, any such Holder or subsequent Holder may revoke the consent as to his Security or portion of a Security if the Trustee receives the notice of revocation before the date the amendment or waiver becomes effective.
Any amendment or waiver once effective shall bind every Securityholder of each Series affected by such amendment or waiver unless it is of the type described in any of clauses (a) through (g) of Section 9.03 in that case, the amendment or waiver shall bind each Holder of a Security who has consented to it and every subsequent Holder of a Security or portion of a Security that evidences the same debt as the consenting Holder's Security.
Section 9.06.                          Notation on or Exchange of Securities.  If an amendment, supplement or waiver changes the terms of a Security, the Trustee may require the Holder of the Security to deliver it to the Trustee and the Trustee may place an appropriate notation on the Security about the changed terms and return it to the Holder.  Alternatively, if the Company or the Trustee so determines, the Company shall issue and the Trustee shall authenticate upon request new Securities of that Series that reflect the changed terms.

Section 9.07.                          Trustee Protected.  In executing, or accepting the additional trusts created by, any supplemental indenture permitted by this Article or the modifications thereby of the trusts created by this Indenture, the Trustee shall be entitled to receive, and (subject to Section 7.01) shall be fully protected in relying upon, an Opinion of Counsel or an Officer's Certificate, or both stating that the execution of such supplemental indenture is authorized or permitted by this Indenture and is a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms.  The Trustee shall sign all supplemental indentures, except that the Trustee need not sign any supplemental indenture that adversely affects its rights, duties or indemnities.
Section 9.08.                          Effect of Supplemental Indenture.  Upon the execution of any supplemental indenture under this Article, this Indenture shall be modified in accordance therewith, and each such supplemental indenture shall form part of this Indenture for all purposes with respect to the relevant Series; and every Holder of Securities of the relevant Series theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.
ARTICLE 10
Miscellaneous
Section 10.01.                                        Trust Indenture Act Controls.  If any provision of this Indenture limits, qualifies, or conflicts with another provision which is required or deemed to be included in this Indenture by the TIA, such required or deemed provision shall control.
Section 10.02.                                        Notices.  Any notice or communication by the Company, the Trustee, the Paying Agent or the Registrar to another is duly given if in writing and delivered in person or mailed by first-class mail:
if to the Company:
Scorpio Bulkers Inc.
150 E. 58th Street
New York, New York 10022
Attention: Mr. Hugh Baker
Tel: 212-542-1603
Fax: 212-542-1618

if to the Trustee, Registrar or Paying Agent:

Deutsche Bank Trust Company Americas
100 Plaza One – 6th Floor
Jersey City, New Jersey 07311
Attn: Trust and Agency Services
Tel: 201-593-2514
Fax: 732-380-2345

with copy to:

Deutsche Bank Trust Company Americas
60 Wall Street
MSNYC 60-1630
New York, New York 10005
Attn: Trust and Agency Services
Fax: (732) 578-4635

The Company, the Trustee and each Agent by notice to each other may designate additional or different addresses for subsequent notices or communications.
Any notice or communication to a Securityholder shall be mailed by first-class mail to his address shown on the register kept by the Registrar.  Failure to mail a notice or communication to a Securityholder of any Series or any defect in it shall not affect its sufficiency with respect to other Securityholders of that or any other Series.
If a notice or communication is mailed or published in the manner provided above, within the time prescribed, it is duly given, whether or not the Securityholder receives it.
If the company mails a notice or communication to Securityholders, it will mail a copy to the Trustee and each Agent at the same time.
Whenever a notice is required to be given by the Company, such notice may be given by the Trustee or Registrar on the Company's behalf (and the Company will make any notice it is required to give to Holders available on its website).
Section 10.03.                                        Communication by Holders with Other Holders.
Securityholders of any Series may communicate pursuant to TIA Section 312(b) with other Securityholders of that Series or any other Series with respect to their rights under this Indenture or the Securities of that Series or all Series.  The Company, the Trustee, the Registrar and anyone else shall have the protection of TIA Section 312(c).
Section 10.04.                                        Certificate and Opinion as to Conditions Precedent.  Upon any request or application by the Company to the Trustee to take any action under this Indenture, the Company shall furnish to the Trustee:
(a)    an Officers' Certificate stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and
(b)    an Opinion of Counsel stating that, in the opinion of counsel, all such conditions precedent (including any covenants, compliance with which constitutes a condition precedent) have been complied with.

Section 10.05.                                        Statements Required in Certificate or Opinion.  Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (other than a certificate provided pursuant to TIA Section 314(a)(4)) shall comply with the provisions of TIA Section 314(e) and shall include:
(a)    a statement that the person making such certificate or opinion has read such covenant or condition;
(b)    a brief statement as to the nature and scope of the examination or investigation  upon which the statements or opinions  contained in such certificate or opinion are based;
(c)    a statement that, in the opinion of such person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and
(d)    a statement as to whether or not, in the opinion of such person, such condition or covenant has been complied with;
provided, however, that with respect to matters of fact an Opinion of Counsel may rely on an Officers' Certificate or certificates of public officials.
Section 10.06.                                        Record Date for Vote or Consent of Holders.  The Company (or, in the event deposits have been made pursuant to Section 11.02, the Trustee) may set a record date for purposes of determining the identity of Holders entitled to vote or consent to any action by vote or consent authorized or permitted under this Indenture, which record date shall not be more than 90 days prior to the date of the commencement of solicitation of such action.  Notwithstanding the provisions of Section 9.05, if a record date is fixed, those persons who were Holders of Securities at the close of business on such record date (or their duly designated proxies), and only those persons, shall be entitled to take such action by vote or consent or to revoke any vote or consent previously given, whether or not such persons continue to be Holders after such record date.
Section 10.07.                                        Rules by Trustee and Agents.  The Trustee may make reasonable rules for action by or a meeting of Securityholders of one or more Series.  Any Agent may make reasonable rules and set reasonable requirements for its functions.
Section 10.08.                                        Legal Holidays.  Unless otherwise provided by Board Resolution, Officers' Certificate or supplemental indenture for a particular Series, a "Legal Holiday" is any day that is not a Business Day.  If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.
Section 10.09.                                        No Recourse Against Others.  A director, officer, employee or stockholder, as such, of the Company shall not have any liability for any obligations of the Company under the Securities or the Indenture or for any claim based on, in respect of or by reason of such obligations or their creation.  Each Securityholder by accepting a Security waives and releases all such liability.  The waiver and release are part of the consideration for the issue of the Securities.

Section 10.10.                                        Counterparts.  This Indenture may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement. The exchange of copies of this Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Indenture as to parties hereto and may be used in lieu of the original Indenture and signature pages for all purposes.
Section 10.11.                                        Governing Laws and Submission to Jurisdiction.  THIS INDENTURE AND THE SECURITIES SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK EXCLUDING ANY RULE OF LAW THAT WOULD CAUSE THE APPLICATION OF THE LAWS OF ANY JURISDICTION OTHER THAN THE STATE OF NEW YORK.
The Company agrees that any legal suit, action or proceeding arising out of or based upon this Indenture may be instituted in any federal or state court sitting in New York City, and, to the fullest extent permitted by law, waives any objection which it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the non-exclusive jurisdiction of such court in any suit, action or proceeding.  The Company, as long as any Securities remain outstanding or the parties hereto have any obligation under this Indenture, shall have an authorized agent in the United States upon whom process may be served in any such legal action or proceeding. Service of process upon such agent and written notice of such service mailed or delivered to it shall to the extent permitted by law be deemed in every respect effective service of process upon it in any such legal action or proceeding and, if it fails to maintain such agent, any such process or summons may be served by mailing a copy thereof by registered mail, or a form of mail substantially equivalent thereto, addressed to it at its address as provided for notices hereunder. The Company hereby appoints Seward & Kissel LLP, One Battery Park Plaza, New York, NY,  10004, as its agent for such purposes, and covenants and agrees that service of process in any legal action or proceeding may be made upon it at such office of such agent.
Section 10.12.                                        No Adverse Interpretation of Other Agreements.  This Indenture may not be used to interpret another indenture, loan or debt agreement of the Company or a Subsidiary.  Any such indenture, loan or debt agreement may not be used to interpret this Indenture.
Section 10.13.                                        Successors.  All agreements of the Company in this Indenture and the Securities shall bind its successor.  All agreements of the Trustee in this Indenture shall bind its successor.
Section 10.14.                                        Severability.  In case any provision in this Indenture or in the Securities shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 10.15.                                        Table of Contents, Headings, Etc.  The Table of Contents, Cross Reference Table, and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.
Section 10.16.                                        Securities in a Foreign Currency or in ECU.  Unless otherwise specified in a Board Resolution, a supplemental indenture hereto or an Officers' Certificate delivered pursuant to Section 2.02 of this Indenture with respect to a particular Series of Securities, whenever for purposes of this Indenture any action may be taken by the Holders of a specified percentage in aggregate principal amount of Securities of all Series or all Series affected by a particular action at the time outstanding and, at such time, there are outstanding Securities of any Series which are denominated in a coin or currency other than Dollars (including ECUs), then the principal amount of Securities of such Series which shall be deemed to be outstanding for the purpose of taking such action shall be that amount of Dollars that could be obtained for such amount at the Market Exchange Rate at such time.  For purposes of this Section 10.16, "Market Exchange Rate" shall mean the noon Dollar buying rate in New York City for cable transfers of that currency as published by the Federal Reserve Bank of New York; provided, however, in the case of ECUs, Market Exchange Rate shall mean the rate of exchange determined by the Commission of the European Union (or any successor thereto) as published in the Official Journal of the European Union (such publication or any successor publication, the "Journal").  If such Market Exchange Rate is not available for any reason with respect to such currency, the Trustee shall use, without liability on its part, such quotation of the Federal Reserve Bank of New York or, in the case of ECUs, the rate of exchange as published in the Journal, as of the most recent available date, or quotations or, in the case of ECUs, rates of exchange from one or more major banks in The City of New York or in the country of issue of the currency in question or, in the case of ECUs, in Luxembourg or such other quotations or, in the case of ECUs, rates of exchange as the Trustee, upon consultation with the Company, shall deem appropriate.  The provisions of this paragraph shall apply in determining the equivalent principal amount in respect of Securities of a Series denominated in currency other than Dollars in connection with any action taken by Holders of Securities pursuant to the terms of this Indenture.
All decisions and determinations of the Trustee regarding the Market Exchange Rate or any alternative determination provided for in the preceding paragraph shall be in its sole discretion and shall, in the absence of manifest error, be conclusive to the extent permitted by law for all purposes and irrevocably binding upon the Company and all Holders.

Section 10.17.                                        Judgment Currency.  The Company agrees, to the fullest extent that it may effectively do so under applicable law, that (a) if for the purpose of obtaining judgment in any court it is necessary to convert the sum due in respect of the principal of or interest or other amount on the Securities of any Series (the "Required Currency") into a currency in which a judgment will be rendered (the "Judgment Currency"), the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Trustee could purchase in The City of New York the Required Currency with the Judgment Currency on the day on which final unappealable judgment is entered, unless such day is not a New York Banking Day, then, the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Trustee could purchase in The City of New York the Required Currency with the Judgment Currency on the New York Banking Day preceding the day on which final unappealable judgment is entered and (b) its obligations under this Indenture to make payments in the Required Currency (i) shall not be discharged or satisfied by any tender, any recovery pursuant to any judgment (whether or not entered in accordance with subsection (a)), in any currency other than the Required Currency, except to the extent that such tender or recovery shall result in the actual receipt, by the payee, of the full amount of the Required Currency expressed to be payable in respect of such payments, (ii) shall be enforceable as an alternative or additional cause of action for the purpose of recovering in the Required Currency the amount, if any, by which such actual receipt shall fall short of the full amount of the Required Currency so expressed to be payable, and (iii) shall not be affected by judgment being obtained for any other sum due under this Indenture.  For purposes of the foregoing, "New York Banking Day" means any day except a Saturday, Sunday or a legal holiday in The City of New York on which banking institutions are authorized or required by law, regulation or executive order to close.
Section 10.18.                                        Compliance with Applicable Anti-Terrorism and Money Laundering Regulations.  In order to comply with the laws, rules, regulations and executive orders in effect from time to time applicable to banking institutions, including those relating to the funding of terrorist activities and money laundering ("Applicable Law"), the Trustee is required to obtain, verify and record certain information relating to individuals and entities which maintain a business relationship with the Trustee.  Accordingly, each of the parties agree to provide to the Trustee, upon its request from time to time such identifying information and documentation as may be available for such party in order to enable the Trustee to comply with the Applicable Law.
Section 10.19.                                        Force Majeure. In no event shall the Trustee be responsible or liable for any failure or delay in the performance of its obligations hereunder arising out of or caused by, directly or indirectly, forces beyond its control, including, without limitation, strikes, work stoppages, accidents, acts of war or terrorism, civil or military disturbances, nuclear or natural catastrophes or acts of God, and interruptions, loss or malfunctions of utilities, communications or computer (software and hardware) services; it being understood that the Trustee shall use reasonable efforts which are consistent with accepted practices in the banking industry to resume performance as soon as practicable under the circumstances.
Section 10.20.                                        Jury Trial Waiver. EACH OF THE COMPANY, THE HOLDERS AND THE TRUSTEE HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS INDENTURE, THE NOTES OR THE TRANSACTION CONTEMPLATED HEREBY.

ARTICLE 11
Sinking Funds
Section 11.01.                                        Applicability of Article.  The provisions of this Article shall be applicable to any sinking fund for the retirement of the Securities of a Series, except as otherwise permitted or required by any form of Security of such Series issued pursuant to this Indenture.
The minimum amount of any sinking fund payment provided for by the terms of the Securities of any Series is herein referred to as a "mandatory sinking fund payment" and any other amount provided for by the terms of Securities of such Series is herein referred to as an "optional sinking fund payment." If provided for by the terms of Securities of any Series, the cash amount of any sinking fund payment may be subject to reduction as provided in Section 11.02.  Each sinking fund payment shall be applied to the redemption of Securities of any Series as provided for by the terms of the securities of such Series.
Section 11.02.                                        Satisfaction of Sinking Fund Payments with Securities.  The Company may, in satisfaction of all or any part of any sinking fund payment with respect to the Securities of any Series to be made pursuant to the terms of such Securities (1) deliver outstanding Securities of such Series to which such sinking fund payment is applicable (other than any of such Securities previously called for mandatory sinking fund redemption) and (2) apply as credit Securities of such Series to which such sinking fund payment is applicable and which have been redeemed either at the election of the Company pursuant to the terms of such Series of Securities (except pursuant to any mandatory sinking fund) or through the application of permitted optional sinking fund payments or other optional redemptions pursuant to the terms of such Securities, provided that such Securities have not been previously so credited.  Such Securities shall be received by the Registrar, together with an Officers' Certificate with respect thereto, not less than 75 days and not more than 90 days prior to the date on which the Registrar begins the process of selecting Securities for redemption, and shall be credited for such purpose by the Registrar at the price specified in such Securities for redemption through operation of the sinking fund and the amount of such sinking fund payment shall be reduced accordingly.  If as a result of the delivery or credit of Securities in lieu of cash payments pursuant to this Section 11.02, the principal amount of Securities of such Series to be redeemed in order to exhaust the aforesaid cash payment shall be less than $100,000, the Registrar need not call Securities of such Series for redemption, except upon receipt of a Company Order that such action be taken, and such cash payment shall be held by the Paying Agent and applied to the next succeeding sinking fund payment, provided, however, that the Paying Agent shall from time to time upon receipt of a Company Order pay over and deliver to the Company any cash payment so being held by the Paying Agent upon delivery by the Company to the Registrar of Securities of that Series purchased by the Company having an unpaid principal amount equal to the cash payment required to be released to the Company.

Section 11.03.                                        Redemption of Securities for Sinking Fund.  Not less than 45 days and not more than 90 days (unless otherwise indicated in the Board Resolution, supplemental indenture hereto or Officers' Certificate in respect of a particular Series of Securities) prior to each sinking fund payment date for any Series of Securities, the Company will deliver to the Trustee and the Paying Agent an Officers' Certificate specifying the amount of the next ensuing mandatory sinking fund payment for that Series pursuant to the terms of that Series, the portion thereof, if any, which is to be satisfied by payment of cash and the portion thereof, if any, which is to be satisfied by delivering and crediting of Securities of that Series pursuant to Section 11.02., and the optional amount, if any, to be added in cash to the next ensuing mandatory sinking fund payment, and the Company shall thereupon be obligated to pay the amount therein specified.  Not less than 30 days (unless otherwise indicated in the Board Resolution, Officers' Certificate or supplemental indenture in respect of a particular Series of Securities) before each such sinking fund payment date the Trustee shall select the Securities to be redeemed upon such sinking fund payment date in the manner specified in Section 3.02 and cause notice of the redemption thereof to be given in the name of and at the expense of the Company in the manner provided in Section 3.03.  Such notice having been duly given, the redemption of such Securities shall occur in the manner specified in Sections 3.04, 3.05 and 3.06.
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IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of the day and year first above written.
SCORPIO BULKERS INC.
By:	/s/ Hugh Baker
Name: Hugh Baker
Title: CFO

[Signature Page for Base Indenture]

DEUTSCHE BANK TRUST COMPANY AMERICAS, as Trustee, Registrar and Paying Agent
By:	/s/ Wanda Camacho
Name: Wanda Camacho
Title: Vice President

By:	/s/ Annie Jaghatspanyan
Name: Annie Jaghatspanyan
Title: Vice President

[Signature Page for Base Indenture]

Exhibit 4.2
This FIRST SUPPLEMENTAL INDENTURE (the "First Supplemental Indenture"), dated as of September 22, 2014, between SCORPIO BULKERS INC., a corporation duly organized and existing under the laws of the Republic of The Marshall Islands (the "Company"), and DEUTSCHE BANK TRUST COMPANY AMERICAS, a New York banking corporation, as trustee (the "Trustee").
RECITALS
WHEREAS, the Company and the Trustee have heretofore executed and delivered an indenture, dated as of September 22, 2014 (the "Indenture"), providing for the issuance by the Company from time to time of its Securities to be issued in one or more series;
WHEREAS, Sections 2.01, 2.02 and 9.01 of the Indenture provide, among other things, that the Company and the Trustee may enter into indentures supplemental to the Indenture to provide for the issuance of, and to establish the form, terms and conditions applicable to any series of Securities;
WHEREAS, the Company intends by this First Supplemental Indenture to create and provide for the issuance of a new series of Securities to be designated as the "7.50% Senior Notes due 2019" (the "Notes");
WHEREAS, pursuant to Section 9.01(e) of the Indenture, the Trustee and the Company are authorized to execute and deliver this First Supplemental Indenture to supplement the Indenture; and
WHEREAS, all things necessary to make the Notes, when executed by the Company and authenticated and delivered by the Trustee, issued upon the terms and subject to the conditions set forth hereinafter and in the Indenture and delivered as provided in the Indenture against payment therefor, valid, binding and legal obligations of the Company according to their terms, and all actions required to be taken by the Company under the Indenture to make this First Supplemental Indenture a valid, binding and legal agreement of the Company, have been done.
NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the sufficiency and adequacy of which are hereby acknowledged, the parties hereto hereby agree as follows:
ARTICLE I
Definitions and Incorporation by Reference
Section 1.01.                          Definitions.  (a) All capitalized terms used herein and not otherwise defined below shall have the meanings ascribed thereto in the Indenture.

(b)        The following are definitions used in this First Supplemental Indenture, and to the extent that a term is defined both herein and in the Indenture, the definition in this First Supplemental Indenture shall govern with respect to the Notes.
"Cash and Cash Equivalents" means, as of a given date, the Company's cash and cash equivalents, including any cash that is classified as current or non-current restricted cash as determined in accordance with US GAAP.
"Continuing Director" means a director who either was a member of the Board of Directors on the Issue Date or who becomes a member of the Board of Directors subsequent to the Issue Date and whose election, appointment or nomination for election by the Company's stockholders is duly approved by a majority of the continuing directors on the Board of Directors at the time of such approval by such election or appointment.
"Credit Facility" means, with respect to the Company or any Subsidiary of the Company, any debt or commercial paper facilities with banks or other lenders providing for revolving credit, term loans or letters of credit or any agreement treated as a finance or capital lease if and to the extent any of the preceding items would appear as a liability upon a balance sheet of the specified Person prepared in accordance with US GAAP.
"Cross Default" means the occurrence, with respect to any debt of the Company or any Subsidiary having an aggregate principal amount of $25.0 million or more in the aggregate for all such debt of all such Persons, of (i) an event of default that results in such debt being due and payable prior to its scheduled maturity or (ii) a failure to make a principal payment when due and such defaulted payment is not made, waived or extended within any applicable grace period.
"Immaterial Subsidiary" means any Subsidiary of the Company whose net book value of its assets or revenues is not in excess of 10% of the net book value of the consolidated Total Assets or consolidated vessel revenue of the Company as set out in the annual audited consolidated financial statements of the Company for the immediately preceding fiscal year, provided, that, at no time shall (a) the total assets of all Immaterial Subsidiaries exceed 10% of the consolidated Total Assets of the Company or (b) the total vessel revenues calculated with respect to all Immaterial Subsidiaries (calculated on a stand-alone basis), in the aggregate, exceed 10% of the consolidated vessel revenue of the Company, in each case as set out in the annual audited consolidated financial statements of the Company for the immediately preceding fiscal year.
"Immediate Family Member" means an individual's spouse, parent, children and siblings.
"Issue Date" means September 22, 2014, the original issue date of the Notes.
"Limited Permitted Asset Sale" means any sale, transfer, lease or other disposition of any of the Company's or its Subsidiaries' assets (in the ordinary course of business or otherwise) during a single fiscal year, in a single transaction or series of transactions, (i) the Net Proceeds of which have not been applied pursuant to clauses 6.06(a) through 6.06(f) of this First Supplemental Indenture in accordance with the requirements of Section 6.06 of this First Supplemental Indenture and (ii) that results in Net Proceeds in excess of the amount provided for in clause (a) of the definition of Permitted Asset Sale, provided, that the Net Proceeds of such Limited Permitted Asset Sale represent consideration at the time of such sale, transfer, lease or other disposition at least equal to the fair market value (including as to the value of all non-cash consideration), as determined in good faith by the Board of Directors of the Company, of the assets subject to such sale, transfer, lease or other disposition.  Any Net Proceeds that are not applied or invested as provided in (i) above and are in excess of the amount provided for in clause (a) of the definition of Permitted Asset Sale will constitute "Excess Proceeds."  For the avoidance of doubt, a Limited Permitted Asset Sale may occur only once.  Following the first occurrence of a Limited Permitted Asset Sale, no further Limited Permitted Asset Sale shall be permitted.
"Net Borrowings" means, in respect of the Company, on a consolidated basis, as of a given date, the aggregate of the following, without duplication:
(a)            Total Borrowings; less
(b)            Cash and Cash Equivalents.
"Net Proceeds" means the aggregate cash proceeds received by the Company or any Subsidiary of the Company in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale, but excluding any other consideration received in the form of assumption by the purchaser of indebtedness or other obligations relating to the property or assets that are the subject of such Asset Sale or received in any other non-cash form and not disposed of for cash), net of fees, commissions, expenses and other direct costs relating to such Asset Sale, including, without limitation, (a) fees and expenses related to such Asset Sale (including legal, accounting and investment banking fees, title and recording tax fees and sales and brokerage commissions, and any relocation expenses and severance or shutdown costs incurred as a result of such Asset Sale), (b) all federal, state, provincial, foreign and local taxes paid or payable as a result of the Asset Sale, (c) any escrow or reserve for adjustment in respect of the sale price of such assets established in accordance with US GAAP and any reserve in accordance with US GAAP against any liabilities associated with such Asset Sale and retained by the seller after such Asset Sale, including liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, except to the extent that such proceeds are released from any such escrow or to the extent such reserve is reduced or eliminated, and (d) any indebtedness required by its terms to be repaid, repurchased, redeemed or otherwise retired upon the applicable Asset Sale.

"Permitted Asset Sale" means:
(a)            any sale, transfer, lease or other disposition of any of the Company's or its Subsidiaries' assets (in the ordinary course of business or otherwise) in any transaction or series of transactions, such that (A) the aggregate market value of all assets so sold, transferred, leased or otherwise disposed of during any fiscal year may be up to (and including) 25% of the aggregate market value of all of the Company's and the Company's Subsidiaries' assets (on a consolidated basis) on the last day of the immediately preceding fiscal year and (B) the Company receives, or the relevant Subsidiary receives, consideration at the time of such sale, transfer, lease or other disposition at least equal to the fair market value (including as to the value of all non-cash consideration), as determined in good faith by the Board of Directors of the Company, of the assets subject to such sale, transfer, lease or other disposition; and
(b)            (i) the actual or constructive total loss of a Vessel or the agreed or compromised total loss of a Vessel, (ii) the destruction of a Vessel, (iii) damage to a Vessel to an extent as shall make repair thereof uneconomical or shall render such Vessel permanently unfit for normal use (other than obsolescence) or (iv) the condemnation, confiscation, requisition for title, seizure, forfeiture or other taking of title to or use of a Vessel that shall not be revoked within 30 days, in each case as determined in good faith by the Board of Directors of the Company, provided, that the aggregate market value of all assets included as a Permitted Asset Sale pursuant to this paragraph (b) during any fiscal year may not exceed 10% of the aggregate market value of all of the Company's and the Company's Subsidiaries' assets (on a consolidated basis) on the last day of the immediately preceding fiscal year.
"Permitted Business" means any business conducted by the Company or any of its Subsidiaries as described in the Company's annual report on Form 20-F for the year ended December 31, 2013 and any businesses that, in the good faith judgment of the Board of Directors of the Company, are reasonably related, ancillary, supplemental or complementary thereto, or reasonable extensions thereof, including without limitation, the direct or indirect ownership, management, operation and chartering of Vessels and any business incidental thereto.
"Permitted Holder" means (a) Emanuele Lauro, (b) any Immediate Family Member of Emanuele Lauro, or (c) one or more Affiliates of any person listed in (a) or (b).
"Redemption Date," with respect to any Notes or portion thereof to be redeemed, means the date fixed for such redemption pursuant to this First Supplemental Indenture or such Notes.
"Related Assets" means (a) any insurance policies and contracts from time to time in force with respect to a Vessel, (b) the Capital Stock of any Subsidiary of the Company owning one or more Vessels and related assets, (c) any requisition compensation payable in respect of any compulsory acquisition of a Vessel, (d) any earnings derived from the use or operation of a Vessel and/or any earnings account with respect to such earnings, (e) any charters, operating leases, contracts of affreightment, Vessel purchase options and related agreements entered and any security or guarantee in respect of the charterer's or lessee's obligations under such charter, lease, Vessel purchase option or agreement, (f) any cash collateral account established with respect to a Vessel pursuant to the financing arrangement with respect thereto, (g) any building, conversion or repair contracts relating to a Vessel and any security or guarantee in respect of the builder's obligations under such contract, and (h) any security interest in, or agreement or assignment relating to, any of the foregoing or any mortgage in respect of a Vessel and any asset reasonably related, ancillary or complementary thereto.
"Tangible Net Worth" means, on a consolidated basis as of a given date, the total shareholders' equity (including retained earnings) of the Company and its consolidated Subsidiaries minus goodwill and other non-tangible items.
"Total Assets" means, in respect of the Company on a consolidated basis, as of a given date, all of the assets of the Company of the type presented on its consolidated balance sheet.
"Total Borrowings" means, in respect of the Company on a consolidated basis, as of a given date, the aggregate of the following, without duplication:
(a)            the outstanding principal amount of any moneys borrowed; plus
(b)            the outstanding principal amount of any acceptance under any acceptance credit; plus
(c)            the outstanding principal amount of any bond, note, debenture or other similar instrument; plus
(d)            the book values of indebtedness under a lease, charter, hire purchase agreement or other similar arrangement which obligation is required to be classified and accounted for as a capital lease obligation under US GAAP (the amount of such obligation at any date will be the capitalized amount thereof at such date, determined in accordance with US GAAP); plus
(e)            the outstanding principal amount of all moneys owing in connection with the sale or discounting of receivables (otherwise than on a non-recourse basis or which otherwise meet any requirements for de-recognition under US GAAP); plus
(f)            the outstanding principal amount of any indebtedness arising from any deferred payment agreements arranged primarily as a method of raising finance or financing the acquisition of an asset (except trade payables); plus
(g)            any fixed or minimum premium payable on the repayment or redemption of any instrument referred to in clause (c) above; plus
(h)            the outstanding principal amount of any indebtedness of any Person of a type referred to in the above clauses of this definition which is the subject of a guarantee given by the Company to the extent that such guaranteed indebtedness is determined and given a value in respect of the Company on a consolidated basis in accordance with US GAAP.
Notwithstanding the foregoing, "Total Borrowings" shall not include any indebtedness or obligations arising from derivative transactions entered into solely for purposes of protecting against interest rate or currency fluctuations.
"US GAAP" means United States Generally Accepted Accounting Principles.
"Vessels" means one or more shipping vessels primarily designed and utilized for the transport of cargo, including, without limitation, bulk carriers, freighters, general cargo carriers, containerships and tankers, but excluding passenger vessels, or which are otherwise engaged, used or useful in any business activities of the Company, in each case together with all related spares, equipment and any additions or improvements.
"Voting Stock" of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote generally in the election of the Board of Directors of such Person.
For purposes of the foregoing definitions and the covenants set forth in Article VI of this First Supplemental Indenture, any accounting term, phrase, calculation, determination or treatment used, required or referred to is to be construed in accordance with US GAAP in effect as of December 31, 2013.
Section 1.02.                          Other Definitions.
Term	Defined in Section of this First Supplemental Indenture
"Additional Amounts"	8.01(a)
"Additional Interest"	7.02(b)
"Additional Notes"	2.04(f)
"Asset Sale"	6.06
"Beneficial Owner" and "Beneficial Ownership"	4.01(a)
"Change of Control"	4.01(a)
"Change of Control Purchase Date"	4.01(a)
"Change of Control Purchase Price"	4.01(a)
"covenant defeasance"	9.06
"DTC"	2.03
"Event of Default"	7.01
"Interest Payment Date"	2.04(c)
"legal defeasance"	9.06
"Limited Permitted Asset Sale Purchase Date"	6.06
"Limited Permitted Asset Sale Purchase Price"	6.06
"Maturity Date"	2.04(b)
"Person"	4.01(a)
"Record Date"	2.04(c)
"Reporting Default"	7.02(b)
"Restricted Payments"	6.04
"Specified Tax Jurisdiction"	8.01(a)
"Taxes"	8.01(a)

ARTICLE II
Application of Supplemental Indenture and Creation, Forms, Terms and Conditions of Notes
Section 2.01.                          Application of this First Supplemental Indenture.  Notwithstanding any other provision of this First Supplemental Indenture, the provisions of this First Supplemental Indenture, including the covenants set forth herein, are expressly and solely for the benefit of the Holders of the Notes established by this First Supplemental Indenture.  The Notes constitute a separate series of Securities as provided in Section 2.01 of the Indenture.
Section 2.02.                          Creation of the Notes.  In accordance with Section 2.01 of the Indenture, the Company hereby creates the Notes as a separate series of its Securities issued pursuant to the Indenture, as supplemented by this First Supplemental Indenture.  The Notes shall be issued initially in an aggregate principal amount of $65,000,000.
Section 2.03.                          Global Notes.  The Notes shall be issued in the form of Global Securities, duly executed by the Company and authenticated by the Trustee, which shall be deposited with the Trustee as custodian for the Depository and registered in the name of "Cede & Co.," as the nominee of the Depository.  The Depository Trust Company ("DTC") initially shall serve as Depository for the Notes.  So long as the Depository, or its nominee, is the registered owner of a Global Security, the Depository or its nominee, as the case may be, shall be considered the sole owner or Holder of the Notes represented by such Global Security for all purposes under the Indenture, this First Supplemental Indenture and under such Notes.  Ownership of beneficial interests in such Global Security shall be shown on, and transfers thereof will be effective only through, records maintained by the Depository or its nominee (with respect to beneficial interests of participants) or by participants or Persons that hold interests through participants (with respect to beneficial interests of beneficial owners).
Section 2.04.                          Terms and Conditions of the Notes.  The Notes shall be governed by all the terms and conditions of the Indenture, as supplemented by this First Supplemental Indenture.  The following provisions shall be terms of the Notes:
(a)        Designation; Aggregate Principal Amount.  The title of the Notes shall be as specified in the Recitals; and the aggregate principal amount of the Notes shall be unlimited.
(b)        Stated Maturity.  The Notes shall mature, and the principal of the Notes shall be due and payable in Dollars to the Holders thereof, together with all accrued and unpaid interest thereon, on September 15, 2019 (the "Maturity Date").
(c)        Payment of Principal and Interest; Additional Amounts.  The Notes shall bear interest at 7.50% per annum, from and including September 22, 2014, or from the most recent Interest Payment Date (as defined hereafter) on which interest has been paid or duly provided for to, but excluding, the next succeeding Interest Payment Date, the Maturity Date or the Redemption Date, as the case may be.  Interest shall also be paid on overdue principal, and, to the extent lawful, overdue installments of interest at the applicable interest rate for the Notes.  Interest shall be calculated on the basis of a 360-day year comprised of twelve 30-day months.  Interest on the Notes shall be payable quarterly in arrears in Dollars on the March 15, June 15, September 15 and December 15 of each year, commencing on December 15, 2014 (each such date, an "Interest Payment Date" for the purposes of the Notes issued under this First Supplemental Indenture).  Payments of interest shall be made to the Person in whose name a Note (or predecessor Note) is registered at the close of business on March 1, June 1, September 1 or December 1 (whether or not that date is a Business Day), as the case may be, immediately preceding such Interest Payment Date (each such date, a "Record Date" for the purposes of the Notes issued under this First Supplemental Indenture).  All payments in respect of the Notes shall include Additional Amounts as and to the extent set forth in Article VIII of this First Supplemental Indenture.  If any Interest Payment Date or the Maturity Date of the Notes falls on a day that is not a Business Day, the payment of interest and/or principal, as the case may be, to be paid on such date shall be made on the next succeeding Business Day as if it were made on the date such payment was due, and no interest shall accrue on the amounts so payable for the period from and after such Interest Payment Date or Maturity Date of the Notes, as the case may be, to such next succeeding Business Day.
(d)        Registration and Form; Denomination.  The Notes shall be issuable as registered securities without coupons, as provided in Section 2.03 of this Article II.  The form of the Notes shall be as set forth in Exhibit A attached hereto, which is incorporated herein by reference.  The Notes shall be issued and may be transferred only in minimum denomination of $25.00 and integral multiples of $25.00 in excess thereof.
(e)        Discharge; Legal Defeasance and Covenant Defeasance.  The provisions for satisfaction and discharge, excluding clause 8.01(a)(ii)(4) in Section 8.01 of the Indenture, shall apply with respect to the Notes.  Section 8.03 of the Indenture, relating to legal defeasance, shall not apply to the Notes, and shall be superseded by the provisions of Section 9.05 of this First Supplemental Indenture.  Section 8.04 of the Indenture, relating to covenant defeasance, shall not apply to the Notes, and shall be superseded by the provisions of Section 9.06 of this First Supplemental Indenture.
(f)        Further Issuance.  Notwithstanding anything to the contrary contained herein or in the Indenture, the Company may, from time to time, without the consent of or notice to the Holders, create and issue further debt securities having the same interest rate, maturity and other terms (except for the issue date, the public offering price and the first Interest Payment Date) as, ranking equally and ratably with, the Notes (the "Additional Notes").  Such additional Notes shall be consolidated with and shall form a single series with the previously outstanding Notes, including for purposes of voting and redemptions, and shall be fungible with the Notes for United States federal income tax purposes or will have a separate CUSIP number than the Notes.  No Additional Notes may be issued if an Event of Default has occurred and is continuing with respect to the Notes.
(g)        Redemption.  Except as set forth in Section 3.01 and Section 3.02 of this First Supplemental Indenture, the Notes will not be redeemable by the Company at its option prior to September 15, 2016.
(h)        Sinking Fund.   The Notes are not entitled to any sinking fund.
(i)        Registrar and Paying Agent. Section 2.04 of the Indenture shall be applicable to the Notes. With respect to the Notes, the office or agency maintained by the Company for purposes of Section 2.04 of the Indenture shall be in the City of New York and shall initially be designated to be the Corporate Trust Office of the Trustee, as such office of the Company.  Deutsche Bank Trust Company Americas, the Trustee, initially shall be the Paying Agent and Registrar for the Notes.
(j)        Currency.  The Notes shall be issued in U.S. Dollars and all amounts payable in respect of principal or interest shall be paid in U.S. Dollars.
(k)        Other Terms and Conditions.  The Notes shall have such other terms and conditions as provided in the form thereof attached as Exhibit A hereto.
ARTICLE III
REDEMPTION
Section 3.01.                          Optional Redemption On or After September 15, 2016.  The Company may redeem the Notes, at its option, in whole or in part, at any time on or after September 15, 2016 upon providing not less than 30 nor more than 60 days' prior written notice to the Holders, at a redemption price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the date fixed for redemption, subject to the right of Holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date.  If money sufficient to pay the redemption price of all of the Notes, or portions thereof, to be redeemed on the applicable Redemption Date is irrevocably deposited with the Trustee or Paying Agent on or before the applicable Redemption Date are satisfied, then on and after such Redemption Date, interest will cease to accrue on such Notes, or such portion thereof, called for redemption.
(a)            Selection for Redemption.  In accordance with Section 3.02 of the Indenture, if fewer than all of the Notes are to be redeemed at any time, the Registrar will select the Notes, or portions thereof, to be redeemed, in compliance with the requirements of the Depository, or if the Depository prescribes no method of selection, on a pro rata basis, by lot or by any other method the Registrar deems fair and reasonable; provided, however, that Notes, and portions thereof, selected for redemption shall only be in amounts of $25.00 or whole multiples of $25.00.
(b)            Notice of Redemption.  In addition to the information provided for in Section 3.03 of the Indenture, a notice of redemption shall also state: the provision of the Indenture pursuant to which the Notes are being redeemed; the portion of the redemption price constituting accrued and unpaid interest; the amount of Additional Amounts (as defined below), if any, payable on the date fixed for redemption; that unless we default in making the redemption payment on the Notes called for redemption, interest on such Notes will cease to accrue on and after the Redemption Date; if any Note is being redeemed in part, the portion of the principal amount of such Note to be redeemed; if less than all of the Notes are to be redeemed, the aggregate principal amount of Notes to be outstanding after such redemption; and that the Notes called for redemption will become due on the date fixed for redemption.
Except to the extent inconsistent with the foregoing, all provisions of Article III of the Indenture shall apply to any redemption pursuant to this Section 3.01.
Section 3.02.                          Optional Redemption for Changes in Withholding Taxes.  The Company may redeem the Notes, at its option, at any time in whole but not in part, upon not less than 30 days nor more than 60 days' prior written notice to the Holders (which notice shall be irrevocable), at a redemption price equal to 100% of the outstanding principal amount of Notes, plus accrued and unpaid interest to, but excluding, the applicable date fixed for redemption, and all Additional Amounts (if any) then due and which will become due on the applicable Redemption Date (subject to the right of Holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date and Additional Amounts (if any) in respect thereof), in the event that the Company determines in good faith that the Company has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, Additional Amounts and such obligation cannot be avoided by taking reasonable measures available to the Company (including making payment through a paying agent located in another jurisdiction), as a result of:
(a)        a change in or an amendment to the laws (including any regulations or rulings promulgated thereunder) of any Specified Tax Jurisdiction affecting taxation, which change or amendment is announced or becomes effective on or after the date of this First Supplemental Indenture; or
(b)        any change in or amendment to any official position of a taxing authority in any Specified Tax Jurisdiction regarding the application, administration or interpretation of such laws, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the date of this First Supplemental Indenture.
Notwithstanding the foregoing, no notice of redemption for changes in withholding taxes may be given earlier than 60 days prior to the earliest date on which the Company would be obligated to pay Additional Amounts if a payment in respect of the Notes were then due.  At least five calendar days before the Company provides notice of redemption of the Notes as set forth in Section 3.03 of the Indenture and Section 3.01(b) of this First Supplemental Indenture, the Company will deliver to the Trustee and Paying Agent (i) an Officers' Certificate stating that the Company is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Company to so redeem have occurred and (ii) an opinion of independent legal counsel of recognized standing satisfactory to the Trustee and Paying Agent as to whether the Company has or will become obligated to pay Additional Amounts as a result of the circumstances referred to in clause (a) or (b) of the preceding paragraph.
The Trustee and Paying Agent will accept and will be entitled to conclusively rely upon the Officers' Certificate and Opinion of Counsel as sufficient evidence of the satisfaction of the conditions precedent described above, in which case they will be conclusive and binding on the Holders.
Except to the extent inconsistent with the foregoing, all provisions of Article III of the Indenture shall apply to any redemption pursuant to this Section 3.02.
Section 3.03.                          Open Market Repurchases.  Notwithstanding any provision hereunder or in the Indenture to the contrary, the Company and its Affiliates may purchase Notes from investors who are willing to sell from time to time, either in the open market at prevailing prices or in private transactions at negotiated prices.  Notes that the Company or any of its Affiliates purchase may, at the Company's discretion, be held, resold or canceled.
ARTICLE IV
Change of Control
Section 4.01.                          Change of Control.  (a) If a Change of Control occurs at any time, Holders will have the right, at their option, to require the Company to purchase for cash any or all of such Holder's Notes, or any portion of the principal amount thereof, that is equal to $25.00 or an integral multiple of $25.00.  The price the Company is required to pay (the "Change of Control Purchase Price") is equal to 101% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest to, but excluding, the Change of Control Purchase Date, subject to the right of Holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date.  The "Change of Control Purchase Date" will be a date specified by the Company that is not less than 20 calendar days nor more than 35 calendar days following the date of the Change of Control notice as described below.  Any Notes purchased by the Company will be paid for in cash.  A "Change of Control" will be deemed to have occurred at any time after the Notes are originally issued if
(i)    any "Person" (defined, for purposes of this Article IV, as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the "Beneficial Owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (ii) such Person shall be deemed to have "Beneficial Ownership" of all shares that any such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company; or
(ii)    the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company (determined on a consolidated basis) to another Person other than (A) a transaction in which the survivor or transferee is a Person that is controlled by the Permitted Holder or (B) a transaction following which, in the case of a merger or consolidation transaction, holders of securities that represented 100% of the Voting Stock of the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction and in substantially the same proportion as before the transaction; or
(iii)                  Continuing Directors cease to constitute at least a majority of the Board of Directors; or
(iv)                  if after the Notes are initially listed on the New York Stock Exchange or another national securities exchange, the Notes fail, or at any point cease, to be listed on the New York Stock Exchange or such other national securities exchange. For the avoidance of doubt, it shall not be a Change of Control if after the Notes are initially listed on the New York Stock Exchange or another national securities exchange, such Notes are subsequently listed on a different national securities exchange and the prior listing is terminated.
ARTICLE V
Offer to Purchase
Section 5.01.
(a)        On or before the 30th day after the occurrence of a Change of Control or a Limited Permitted Asset Sale, as the case may be, the Company will provide to all Holders and the Trustee and Paying Agent a written notice of the occurrence of the Change of Control or Limited Permitted Asset Sale and of the resulting purchase right.  Such notice shall state, among other things: (i) the events causing a Change of Control or Limited Permitted Asset Sale, as the case may be; (ii) the date of the Change of Control or Limited Permitted Asset Sale, as the case may be; (iii) the last date on which a Holder may exercise repurchase right; (iv) the Change of Control Purchase Price or Limited Permitted Asset Sale Purchase Price, as applicable; (v) the Change of Control Purchase Date or Limited Permitted Asset Sale, as applicable; (vi) the name and address of the Paying Agent; and (vii) the procedures that Holders must follow to require the Company to purchase their Notes.
(b)        Simultaneously with providing such notice, the Company will publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on the Company's website or through such other public medium as the Company may use at that time to  achieve a broad dissemination of such notice.
(c)        To exercise the Change of Control purchase right or Limited Permitted Asset Sale purchase right, a Holder must deliver, on or before the third Business Day (or as otherwise provided in the notice provided for in Section 5.01(a) of this First Supplemental Indenture), immediately preceding the Change of Control Purchase Date or Limited Permitted Asset Sale Purchase Date, as applicable, the Notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled "Form of Purchase Notice" on the reverse side of the Notes duly completed, to the Paying Agent.  Such notice must:
(i)    if certificated, state the certificate numbers of the Notes to be delivered for purchase;
(ii)    if not certificated, comply with requisite DTC procedures;
(iii)                  state the portion of the principal amount of Notes to be purchased, which must be $25.00 or a multiple thereof; and
(iv)                  state that the Notes are to be purchased by the Company pursuant to the applicable provisions of the Notes and the Indenture.
(d)        Holders may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the Paying Agent prior to the close of business on the Business Day immediately preceding the Change of Control Purchase Date or Limited Permitted Asset Sale Purchase Date, as applicable.  The notice of withdrawal shall:
(i)    state the principal amount of the withdrawn Notes;
(ii)    if certificated Notes have been issued, state the certificate numbers of the withdrawn Notes;
(iii)                  if not certificated, comply with requisite DTC procedures; and
(iv)                  state the principal amount, if any, which remains subject to the purchase notice.
(e)        On each Change of Control Purchase Date or Limited Permitted Asset Sale Purchase Date, as applicable, the Company will, to the extent lawful, (i) accept for payment all Notes or portions of Notes properly tendered pursuant to the applicable Change of Control offer or Limited Permitted Asset Sale offer made by the Company, (ii) deposit with the Paying Agent at least one Business Day prior to the Change of Control Purchase Date or Limited Permitted Asset Sale Purchase Date, as applicable, an amount equal to the Change of Control Purchase Price or the Limited Permitted Asset Sale Purchase Price, as applicable, in each case, in respect of all Notes or portions of Notes properly tendered pursuant to the applicable Change of Control offer or Permitted Limited Asset Sale offer made by the Company and (iii) deliver or cause to be delivered to the Trustee the Notes properly accepted, together with an Officers' Certificate stating the aggregate principal amount of Notes or portions of Notes being repurchased.  If the Paying Agent holds money or securities sufficient to pay the Change of Control Purchase Price or the Limited Permitted Asset Sale Purchase Price, as applicable, of the Notes on the Change of Control Purchase Date or the Limited Permitted Asset Sale Purchase Date, as applicable, then:
(i)    the Notes will cease to be outstanding and interest will cease to accrue (whether or not book-entry transfer of the Notes is made or whether or not the Notes are delivered to the Paying Agent); and
(ii)    all other rights of the Holder will terminate (other than the right to receive the Change of Control Purchase Price or the Limited Permitted Asset Sale, as applicable).
(f)        In connection with any offer to purchase Notes pursuant to a Change of Control purchase notice or Limited Permitted Asset Sale purchase notice, as applicable, the Company will, to the extent applicable, comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws and regulations to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control or Limited Permitted Asset Sale. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of this First Supplemental Indenture, the Company will comply with any applicable securities laws and regulations and will not be deemed to have breached its obligations under this First Supplemental Indenture by virtue of such compliance.
(g)        No Notes may be purchased at the option of Holders thereof upon a Change of Control or Limited Permitted Asset Sale if the principal amount of the Notes has been accelerated, and such acceleration has not been rescinded, on or prior to such date.
ARTICLE VI
Covenants
The covenants set forth in this Article VI shall be applicable to the Company in addition to the covenants in Article 4 of the Indenture, which shall in all respects be applicable in respect of the Notes.
Section 6.01.                          Limitation on Borrowings.  The Company shall not permit Net Borrowings to equal or exceed 70% of Total Assets.
Section 6.02.                          Limitation on Minimum Tangible Net Worth.  The Company shall ensure that its Tangible Net Worth always exceeds five hundred million dollars ($500,000,000).
Section 6.03.                          Reports.  Following any Cross Default, the Company shall promptly notify the Trustee of the occurrence of such Cross Default.
Section 6.04.                          Restricted Payments.  If (a) an Event of Default or an event or circumstance which, with the giving of any notice or the lapse of time, would constitute an Event of Default has occurred and is continuing, (b) an Event of Default or an event or circumstance which, with the giving of any notice or the lapse of time, would constitute an Event of Default would result therefrom, (c) the Company is not in compliance with the covenant described under Section 6.01 or Section 6.02 of this First Supplemental Indenture, or (d) any payment of dividends or any form of distribution or return of capital would result in the Company's not being in compliance with the covenant described under Section 6.01 or Section 6.02 of this First Supplemental Indenture, then neither the Company nor any Subsidiary will declare or pay any dividends or return any capital to its equity holders (other than the Company or a wholly-owned Subsidiary of the Company) or authorize or make any other distribution, payment or delivery of property or cash to its equity holders (other than the Company or a wholly-owned Subsidiary of the Company), or redeem, retire, purchase or otherwise acquire, directly or indirectly, for value, any interest of any class or series of its equity interests (or acquire any rights, options or warrants relating thereto but not including convertible debt) now or hereafter outstanding and held by Persons other than the Company or any wholly-owned Subsidiary, or repay any subordinated loans to equity holders (other than the Company or a wholly-owned Subsidiary of the Company) or set aside any funds for any of the foregoing purposes ("Restricted Payments").
Section 6.05.                          Line of Business.  The Company will not, nor will the Company permit any of its Subsidiaries (other than an Immaterial Subsidiary) to, engage primarily in any business other than a Permitted Business.
Section 6.06.                          Limitation on Asset Sales.  The Company shall not, and shall not permit any Subsidiary to, in the ordinary course of business or otherwise, sell, lease, convey, transfer or otherwise dispose of any of the Company's, or of any such Subsidiary's, assets (including Capital Stock and warrants, options or other rights to acquire Capital Stock) (an "Asset Sale"), other than pursuant to a Permitted Asset Sale or a Limited Permitted Asset Sale, unless (A) the Company receives, or the relevant Subsidiary receives, consideration at the time of such Asset Sale at least equal to the fair market value (including as to the value of all non-cash consideration), as determined in good faith by the Board of Directors of the Company, of the assets subject to such Asset Sale, and (B) within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company or the relevant Subsidiary, as the case may be, shall apply all such Net Proceeds to:
(a)        repay or prepay indebtedness under any Credit Facility secured by a lien on assets of the Company or any Subsidiary;
(b)        acquire all or substantially all of the assets of, or any Capital Stock of, a person primarily engaged in a Permitted Business; provided, that in the case of the acquisition of Capital Stock of any Person, such Person is or becomes a Subsidiary of the Company and will be subject to all restrictions described in this First Supplemental Indenture as applying to Subsidiaries of the Company existing on the Issue Date;
(c)        make a capital expenditure;
(d)        acquire other assets that are not classified as current assets under US GAAP and that are used or useful in a Permitted Business (including, without limitation, Vessels and Related Assets);
(e)        repay unsecured senior indebtedness of the Company or any Subsidiary (including any redemption, repurchase, retirement or other acquisition of the Notes); and
(f)        any combination of the transactions permitted by the foregoing clauses (a) through (e), provided, that any sale, assignment, conveyance, transfer or lease of all or substantially all of the Company's properties and assets to any Person or Persons (whether in a single transaction or a series of related transactions) will be governed by the provisions described under Sections 4.01 and 9.01 of this First Supplemental Indenture, to the extent applicable, and Article 5 of the Indenture and not by the provisions of this Section 6.06.
A (1) binding contract to apply the Net Proceeds in accordance with clauses (b) through (d) above shall toll the 365-day period in respect of such Net Proceeds or (2) determination by the Company to apply all or a portion of such Net Proceeds toward the exercise of an outstanding purchase option contract shall toll the 365-day period in respect of such Net Proceeds or portion thereof, in each case, for a period not to exceed 365 days or, in the case of a binding contract to acquire one or more Vessels, until the end of the construction or delivery period specified in such binding contract, as the same may be extended, from the expiration of the aforementioned 365-day period, provided, that such binding contract and such determination by the Company, in each case, shall be treated as a permitted application of Net Proceeds from the date of such binding contract or determination until and only until the earlier of (x) the date on which such acquisition or expenditure is consummated and (y) (i) in the case of a construction contract or any exercised purchase option contract, the date of expiration or termination of such construction contract or exercised purchase option contract and (ii) in all other cases, the 365th day following the expiration of the aforementioned 365-day period.
Pending the final application of any Net Proceeds, the Company or any of its Subsidiaries may apply Net Proceeds to the repayment or reduction of outstanding indebtedness or otherwise invest the Net Proceeds in any manner that is not prohibited by the Indenture.
If a Limited Permitted Asset Sale occurs at any time, the Company must, within 30 days of such Limited Permitted Asset Sale, make pursuant to Article V of this First Supplemental Indenture an offer to purchase Notes having a principal amount equal to the Excess Proceeds of such Limited Permitted Asset Sale. The price that the Company will be required to pay (the "Limited Permitted Asset Sale Purchase Price") is equal to 101% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest to, but excluding, the Limited Permitted Asset Sale Purchase Date, subject to the right of Holders of record on the relevant Record Date to receive interest due on the relevant Interest Payment Date.  If the offer to purchase is for less than all of the outstanding Notes and Notes in an aggregate principal amount in excess of the purchase amount are tendered and not withdrawn pursuant to the offer, the Company will purchase Notes having an aggregate principal amount equal to the purchase amount on a pro rata basis, with adjustments so that only notes in multiples of $25.00 principal amount will be purchased.  The "Limited Permitted Asset Sale Purchase Date" will be a date specified by the Company that is not less than 20 calendar days or more than 35 calendar days following the date of the Limited Permitted Asset Sale notice as described in Article V of this First Supplemental Indenture.  Any Notes purchased by the Company pursuant to such offer to purchase will be paid for in cash.
Section 6.07.                          Compliance Certificate.  Section 4.03 of the Indenture shall be superseded in its entirety by the following:
The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers' Certificate stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under the Indenture, and further stating, as to such Officer signing such certificate, that to the best of his or her knowledge the Company is not  in default in the performance or observance of any of the terms, provisions and conditions of the Indenture or this First Supplemental Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto).  The Company shall deliver to the Trustee, within 30 days after the occurrence thereof, written notice in the form of an Officers' Certificate of any Event of Default described Section 7.01 of this First Supplemental Indenture and any event of which it becomes aware that with the giving of notice or the lapse of time would become such an Event of Default, its status and what action the Company is taking or proposes to take with respect thereto.
ARTICLE VII
Events of Default
Section 7.01.                          Modifications of Certain Events of Default.  The Events of Default set forth in Section 6.01 of the Indenture shall be superseded in their entirety by the following Events of Default in this Section 7.01 (each an "Event of Default"):
(a)        default in the payment of the principal of or any premium on any Notes, or any Additional Amounts payable with respect thereto, when such principal or premium becomes or such Additional Amounts become due and payable at Maturity; or
(b)        default in the payment of any interest on any Security of such series, or any Additional Amounts payable with respect thereto, when such interest becomes or such Additional Amounts become due and payable, and continuance of such default for a period of 30 days; or
(c)        failure by the Company to perform or comply with the provisions of Article V of the Indenture (as amended by this First Supplemental Indenture) relating to mergers and similar events; or
(d)        failure by the Company to provide notice of a Change of Control or a Limited Permitted Asset Sale or to repurchase Notes tendered for repurchase following the occurrence of a Change of Control or a Limited Permitted Asset Sale in conformity with the covenants set forth in Article IV of this First Supplemental Indenture; or
(e)        default in the performance, or breach, of any covenant of the Company in this First Supplemental Indenture or the Indenture, and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in principal amount of the outstanding Notes, a written notice; or
(f)        any debt for borrowed money of the Company or any Subsidiary having an aggregate principal amount of $25.0 million or more in the aggregate for all such debt of all such Persons (i) is subject to an event of default that results in such debt being due and payable prior to its scheduled maturity or (ii) is subject to a failure to make a principal payment when due and such defaulted payment is not made, waived or extended within the applicable grace period; or
(g)        the entry against the Company of one or more final non-appealable judgments or decrees for the payment of money in an aggregate amount in excess of $25.0 million, by a court or courts of competent jurisdiction, which final non-appealable judgment or decree remains undischarged, unstayed or unwaived for a period of 90 consecutive days; or
(h)        the entry by a court having competent jurisdiction of:
(i)    a decree or order for relief in respect of the Company or any Significant Subsidiary in an involuntary proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law and such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or
(ii)    a decree or order adjudging the Company or any Significant Subsidiary to be insolvent, or approving a petition seeking reorganization, arrangement, adjustment or composition of the Company or any Significant Subsidiary and such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or
(iii)                  a final and non-appealable order appointing a custodian, receiver, liquidator, assignee, trustee or other similar official of the Company or any Significant Subsidiary of any substantial part of the property of the Company or any Significant Subsidiary or ordering the winding up or liquidation of the affairs of the Company or any Significant Subsidiary; or
(i)        the commencement by the Company or any Significant Subsidiary of a voluntary proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law or of a voluntary proceeding seeking to be adjudicated insolvent or the consent by the Company or any Significant Subsidiary to the entry of a decree or order for relief in an involuntary proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law or to the commencement of any insolvency proceedings against it, or the filing by the Company or any Significant Subsidiary of a petition or answer or consent seeking reorganization, arrangement, adjustment or composition of the Company or any Significant Subsidiary or relief under any applicable law, or the consent by the Company or any Significant Subsidiary to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee or similar official of the Company or any Significant Subsidiary or any substantial part of the property of the Company or any Significant Subsidiary or the making by the Company or any Significant Subsidiary of an assignment for the benefit of creditors, or the taking of corporate action by the Company or any Significant Subsidiary in furtherance of any such action.
Section 7.02.                          Acceleration of Maturity; Rescission and Annulment. Section 6.02(a) of the Indenture shall be applicable to the Notes, except that the reference therein to "clauses (g) or (h) of Section 6.01" shall be replaced by a reference to "clauses (h) or (i) of Section 7.01 of the First Supplemental Indenture."
Section 7.03.                          Section 6.02(b) of the Indenture shall be superseded in its entirety by the following:
Notwithstanding the foregoing, at the election of the Company, the sole remedy with respect to an Event of Default resulting from a failure by the Company to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act or the requirements of Section 4.02 of the Indenture (any such Event of Default, a "Reporting Default"), shall, after the occurrence of such Reporting Default consist exclusively of the right to receive additional interest (the "Additional Interest") on the Notes at an annual rate equal to (i) 0.25% of the principal amount of the Notes for each day during the 90 calendar day period beginning on, and including, the date on which such Reporting Default first occurs and on which such Reporting Default is continuing and (ii) 0.50% of the principal amount of the Notes for each day during the 90 calendar day period beginning on, and including, the 91st day following the date on which such Reporting Default first occurs and on which such Reporting Default is continuing.  If the Company so elects, the Additional Interest shall accrue on all outstanding Notes from and including the date on which such Reporting Default first occurs until such violation is cured or waived and shall be payable in arrears on regular Interest Payment Dates.  On the 181st day after such Reporting Default (if such violation is not cured or waived prior to such 181st calendar day), then the Trustee or the Holders of not less than 25% in principal amount of the outstanding Notes may declare the principal of all the Notes to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by the Holders), and upon any such declaration such principal or such lesser amount shall become immediately due and payable.
If the Company elects to pay the Additional Interest as the sole remedy during the first 180 days following the occurrence of a Reporting Default, the Company shall notify in writing the Holders, the Paying Agent and the Trustee of such election at any time on or before the close of business on the fifth Business Day prior to the date on which such Reporting Default would otherwise occur.  Unless and until a Responsible Officer of the Trustee receives at the Corporate Trust Office such written notice, the Trustee may assume without inquiry that Additional Interest is not payable.
ARTICLE VIII
Additional Amounts
Section 8.01.                          Additional Amounts.  (a) All payments made by or on behalf of the Company under or with respect to the Notes will be made free and clear of and without withholding or deduction for, or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) (hereinafter "Taxes") unless the withholding or deduction of such Taxes is then required by law.  If any deduction or withholding for, or on account of, any Taxes imposed or levied by or on behalf of the government of the Republic of Marshall Islands or any political subdivision or any authority or agency therein or thereof having power to tax, or any other jurisdiction in which the Company (including any successor entity) is organized or is otherwise resident for tax purposes, or any jurisdiction from or through which payment is made (including, without limitation, the jurisdiction of each paying agent) (each a "Specified Tax Jurisdiction"), will at any time be required to be made from any payments made under or with respect to the Notes.  The Company will pay such additional amounts (the "Additional Amounts") as may be necessary so that the net amount received in respect of such payments by a Holder (including Additional Amounts) after such withholding or deduction will not be less than the amount such Holder would have received if such Taxes had not been withheld or deducted; provided, however, that the foregoing obligation to pay Additional Amounts does not apply to:
(i)    any Taxes that would not have been so imposed but for the Holder or beneficial owner of the Notes having any present or former connection with the Specified Tax Jurisdiction (other than the mere acquisition, ownership, holding, enforcement or receipt of payment in respect of the Notes);
(ii)    any estate, inheritance, gift, sales, excise, transfer, personal property tax or similar tax, assessment or governmental charge;
(iii)                  any Taxes payable other than by deduction or withholding from payments under, or with respect to, the Notes;
(iv)                  any Taxes imposed as a result of the failure of the Holder or beneficial owner of the Notes to complete, execute and deliver to the Company any form or document to the extent applicable to such Holder or beneficial owner that may be required by law or by reason of administration of such law and which is reasonably requested in writing to be delivered to the Company in order to enable the Company to make payments on the Notes without deduction or withholding for Taxes, or with deduction or withholding of a lesser amount, which form or document will be delivered within 60 days of a written request therefor by the Company;
(v)    any Taxes that would not have been so imposed but for the beneficiary of the payment having presented a Note for payment (in cases in which presentation is required) more than 30 days after the date on which such payment or such Note became due and payable or the date on which payment thereof is duly provided for, whichever is later (except to the extent that the Holder would have been entitled to Additional Amounts had the Note been presented on the last day of such 30-day period);
(vi)                  any Taxes imposed on or with respect to any payment by the Company to the Holder if such Holder is a fiduciary or partnership or Person other than the sole beneficial owner of such payment, to the extent that a beneficiary or settlor with respect to such fiduciary, a member of such partnership or the beneficial owner of such payment would not have been entitled to Additional Amounts had such beneficiary, settlor, member or beneficial owner been the actual Holder of such Note;
(vii)                  any Taxes that are required to be deducted or withheld on a payment pursuant to European Council Directive 2003/48/EC or any law implementing, or introduced in order to conform to, such directive; or
(viii)                  any combination of items (i) through (vii) above.
(b)        If the Company becomes aware that it will be obligated to pay Additional Amounts with respect to any payment under or with respect to the Notes, the Company will deliver to the Trustee and Paying Agent at least 30 days prior to the date of that payment (unless the obligation to pay Additional Amounts arises after the 30th day prior to that payment date, in which case the Company will notify the Trustee and Paying Agent in writing promptly thereafter but in no event later than five calendar days prior to the date of payment) an Officers' Certificate stating the fact that Additional Amounts will be payable and the amount so payable.  The Officers' Certificate shall also set forth any other information necessary to enable the Paying Agent to pay Additional Amounts to Holders on the relevant payment date.  The Trustee and Paying Agent will be entitled to rely solely on such Officers' Certificate as conclusive proof that such payments are necessary.  The Company will provide the Trustee and Paying Agent with documentation evidencing the payment of Additional Amounts.
(c)        The Company will make all withholdings and deductions required by law and will remit the full amount deducted or withheld to the relevant governmental authority on a timely basis in accordance with applicable law.  As soon as practicable, the Company will provide the Trustee and Paying Agent with an official receipt or, if official receipts are not obtainable, other documentation evidencing the payment of the Taxes so withheld or deducted.  Upon written request, copies of those receipts or other documentation, as the case may be, will be made available by the Trustee and Paying Agent to the Holders of the Notes.
(d)        Whenever in the Indenture or this First Supplemental Indenture there is referenced, in any context, the payment of amounts based upon the principal amount of the Notes or of principal, interest or any other amount payable under, or with respect to, the Notes, such reference will be deemed to include payment of Additional Amounts as described under this heading to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.
(e)        The Company will indemnify a Holder, within 10 Business Days after written demand therefor, for the full amount of any Taxes paid by such Holder to a governmental authority of a Specified Tax Jurisdiction, on or with respect to any payment by on or account of any obligation of the Company to withhold or deduct an amount on account of Taxes for which the Company would have been obligated to pay Additional Amounts hereunder and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant governmental authority.  A certificate as to the amount of such payment or liability delivered to the Company by a Holder will be conclusive absent manifest error.
(f)        The Company will pay any present or future stamp, court or documentary taxes or any other excise or property taxes, charges or similar levies that arise in any Specified Tax Jurisdiction from the execution, delivery, enforcement or registration of the Notes, the Indenture or any other document or instrument in relation thereof, or the receipt of any payments with respect to the Notes, and the Company will indemnify the Holders for any such taxes paid by such Holders.
Section 8.02.                          Obligations to Survive.  The obligations described in Section 8.01 of this First Supplemental Indenture will survive any termination, defeasance or discharge of the Indenture and will apply mutatis mutandis to any jurisdiction in which any successor person to the Company is organized or any political subdivision or authority or agency thereof or therein.
ARTICLE IX
FURTHER MODIFICATIONS TO INDENTURE
Section 9.01.                          Outstanding Securities.  Section 2.09 of the Indenture shall be applicable to the Notes, except that the third paragraph shall be superseded in its entirety by the following:
If, on or after the Maturity of the Securities or any redemption date or date for purchase of the Notes pursuant to an Offer to Purchase, the Trustee (or Paying Agent, other than the Company or an Affiliate of the Company) holds money sufficient to pay all amounts then due, those Notes payable or to be redeemed or purchased on that date cease to be outstanding and interest on them ceases to accrue.
Section 9.02.                          Successors. Section 5.01 and Section 5.02 of the Indenture shall be superseded in their entirety by the following:
(a)        The Company will not
(i)    consolidate with or merge with or into any Person or permit any Person to merge with or into the Company, or
(ii)    sell, assign, convey, transfer, or otherwise dispose of all or substantially all of its properties and assets, in one transaction or a series of related transactions, to any Person or
(iii)                  lease all or substantially all of its assets, whether in one transaction or a series of transactions, to  one or more other Persons, unless
(A)                the successor Person, if any, is a corporation, partnership, trust or other entity organized and validly existing under the laws of the Republic of the Marshall Islands, the United States of America, any State of the United States of America or the District of Columbia, the Commonwealth of the Bahamas, the Republic of Liberia, the Republic of Panama, the Commonwealth of Bermuda, the British Virgin Islands, the Cayman Islands, the Isle of Man, Cyprus, Norway, Greece, Hong Kong, the United Kingdom, Malta, any Member State of the European Union and any other jurisdiction generally acceptable, as determined in good faith by the Board of Directors of the Company, to institutional lenders in the shipping industries;
(B)                immediately after giving effect to the transaction, no Default or Event of Default has occurred and is continuing;
(C)                such Person or Persons shall expressly assume by supplemental indenture executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the principal of, and any interest on, all Notes and the performance or observance of every covenant of the Indenture and the First Supplemental Indenture on the part of the Company to be performed or observed; and
(D)                the Company delivers to the Trustee, prior to the consummation of the transaction, an Officers' Certificate and an Opinion of Counsel, each stating that the consolidation, merger or transfer and the supplemental indenture (if any) comply with the Indenture, as supplemented by the First Supplemental Indenture.
(b)        Upon the consummation of any transaction effected in accordance with these provisions, the successor Person will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, the First Supplemental Indenture and the Notes with the same effect as if such successor Person had been named as the Company in the Indenture.  Upon such substitution, except in the case of (i) a lease or (ii) the sale, conveyance, transfer or disposition of less than all its assets, the Company will be released from its obligations under the Indenture, the First Supplemental Indenture and the Notes.
Section 9.03.                          Principal and Interest Inclusive. With respect to the Notes, all provisions of this First Supplemental Indenture and the Indenture relating to principal and interest, shall be understood to include, to the extent applicable, the Change of Control Purchase Price, the Limited Permitted Asset Sale Purchase Price, any redemption price, any Additional Amounts, any Additional Interest, and any other amounts then payable upon the Notes.
Section 9.04.                          Satisfaction and Discharge. Section 8.01 of the Indenture shall be applicable to the Notes, except that in Section 8.01(a)(ii) the phrase "have become due and payable, or" shall be deleted.
Section 9.05.                          Legal Defeasance. Section 8.03 of the Indenture shall not apply to the Notes, and shall be superseded by the provisions of this Section 9.05 of this First Supplemental Indenture.  After the 123rd day following the deposit referred to in clause (1), the Company will be deemed to have paid and will be discharged from its obligations in respect of the Notes and the Indenture, other than its obligations in Article 2 of the Indenture, and Sections 4.01 of the Indenture, Section 7.07 of the Indenture, Section 7.08 of the Indenture, Section 8.05 of the Indenture and Section 9.07 of this First Supplemental Indenture ("legal defeasance"), provided the following conditions have been satisfied:
(a)        The Company has irrevocably deposited in trust with the Trustee, as trust funds solely for the benefit of the Holders, money or U.S. Government Obligations or a combination thereof sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certificate thereof delivered to the Trustee, without consideration of any reinvestment, to pay principal of and interest on the Notes to maturity or redemption, as the case may be, provided that any redemption before maturity has been irrevocably provided for under arrangements satisfactory to the Trustee.
(b)        No default has occurred and is continuing on the date of the deposit or occurs at any time during the 123-day period following the deposit.
(c)        The deposit will not result in a breach or violation of, or constitute a default under, the Indenture, this First Supplemental Indenture or any other agreement or instrument to which the Company is a party or by which it is bound.
(d)        The Company has delivered to the Trustee
(i)    either (x) a ruling received from the Internal Revenue Service to the effect that the beneficial owners of the Notes to be defeased will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would otherwise have been the case or (y) an Opinion of Counsel, based on a change in law after the date of this First Supplemental Indenture, to the same effect as the ruling described in clause (x), and
(ii)    an Opinion of Counsel to the effect that (i) the creation of the defeasance trust does not violate the Investment Company Act of 1940, (ii) the Holders have a valid first priority Note interest in the trust funds (subject to customary exceptions), and (iii) after the passage of 123 days following the deposit, the trust funds will not be subject to the effect of Section 547 of the United States Bankruptcy Code or Section 15 of the New York Debtor and Creditor Law.
(e)        If the Notes are listed on a national securities exchange, the Company has delivered to the Trustee an Opinion of Counsel to the effect that the deposit and defeasance will not cause the Notes to be delisted.
(f)        The Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, in each case stating that all conditions precedent provided for herein relating to the defeasance have been complied with.
Prior to the end of the 123-day period, none of the Company's obligations under the Indenture or the First Supplemental Indenture will be discharged.  Thereafter, the Trustee upon request will acknowledge in writing the discharge of the Company's obligations under the Notes, the Indenture and the First Supplemental Indenture except for the surviving obligations specified above.
Section 9.06.                          Covenant Defeasance. Section 8.04 of the Indenture shall not apply to the Notes, and shall be superseded by the provisions of this Section 9.06 of this First Supplemental Indenture.  After the 123rd day following the deposit referred to in clause (1) of Section 9.05 of this First Supplemental Indenture, the Company's obligations set forth in Sections 6.01 through 6.06 of this First Supplemental Indenture and clauses  (c), (d), (e), (f) and (g) of Section 7.01 of this First Supplemental Indenture will no longer constitute Events of Default ("covenant defeasance"), provided the following conditions have been satisfied:
(a)        The Company has complied with clauses (a), (b), (c), d(ii), (e) and (f) of Section 9.05 of this First Supplemental Indenture; and
(b)        the Company has delivered to the Trustee an Opinion of Counsel to the effect that the beneficial owners of the Notes to be defeased will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance and will be subject to federal income tax on the same amount and in the same manner and at the same times as would otherwise have been the case.
Except as specifically stated above, none of the Company's obligations under the Indenture will be discharged.
Section 9.07.                          Reinstatement.  If and for so long as the Trustee is unable to apply any money or U.S. Government Obligations held in trust pursuant to Section 8.01 of the Indenture, or Sections 9.05 or 9.06 of this First Supplemental Indenture by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company's obligations under the Indenture, the First Supplemental Indenture and the Notes will be reinstated as though no such deposit in trust had been made.  If the Company makes any payment of principal of or interest on any Notes because of the reinstatement of its obligations, it will be subrogated to the rights of the Holders of such Notes to receive such payment from the money or U.S. Government Obligations held in trust.
Section 9.08.                          Modification Without Consent.  With respect to the Notes, the following clauses (a) through (h) shall replace clauses (a) through (h) of Section 9.01 of the Indenture:
(a)        to cure any ambiguity, omission, defect or inconsistency that does not adversely affect the rights of any Holder of the Notes in any material respect;
(b)        to provide for the assumption by a successor corporation of the Company's obligations under the Indenture and this First Supplemental Indenture, in accordance with Article 5 of the Indenture, as amended by Section 9.02 of this First Supplemental Indenture;
(c)        to secure the Notes;
(d)        to add to the Covenants of the Company for the benefit of the Holders of the Notes or to surrender any right or power conferred upon the Company;
(e)        to provide for uncertificated Notes, at any time that the Notes are in certificated form;
(f)        to evidence and provide for the acceptance of appointment of a successor Trustee with respect to the Notes;
(g)        to comply with the requirements of the TIA and any rules promulgated under the TIA; and
(h)        to make any other change that does not adversely affect the rights of any Holder of the Notes in any material respect;
Section 9.09.                          Modification With Consent.  With respect to the Notes, the following clauses (a) through (k) shall replace clauses (a) through (l) of Section 9.03 of the Indenture:
(a)        change the stated maturity of the principal of, or any interest on, the Notes;
(b)        reduce the principal amount of, or interest on, the Notes;
(c)        change the interest rate applicable to the Notes;
(d)        change the currency of payment of principal of, or interest on, the Notes or change any Note's place of payment;
(e)        impair the right of any Holder to receive payment of principal of, and interest on, such Holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on, or with respect to, the Notes;
(f)        modify the provisions with respect to the purchase rights of the Holders pursuant to Section 4.01 and Section 6.06 of this First Supplemental Indenture in a manner adverse to the Holders of Notes;
(g)        change the ranking of the Notes;
(h)        change the Company's obligation to pay Additional Amounts on any Note;
(i)        waive a default or Event of Default in the payment of principal of, or interest, if any, on any Note (except a rescission of acceleration of the Notes by the Holders of at least a majority in principal amount of the outstanding Notes and a waiver of the payment default that resulted from such acceleration);
(j)        waive a redemption payment with respect to any Note or change any of the provisions with respect to the redemption of the Notes in a manner adverse to the Holders of Notes; and
(k)        modify provisions with respect to modification, amendment or waiver (including waiver of Events of Default), except to increase the percentage required for modification, amendment or waiver or to provide for consent of each affected Holder of the Notes.

ARTICLE X
Miscellaneous
Section 10.01.                                        Ratification of Indenture.  This First Supplemental Indenture is executed and shall be constructed as an indenture supplement to the Indenture, and as supplemented and modified hereby, the Indenture is in all respects ratified and confirmed, and the Indenture and this First Supplemental Indenture shall be read, taken and constructed as one and the same instrument.
Section 10.02.                                        Trust Indenture Act Controls.  If any provision of this First Supplemental Indenture limits, qualifies or conflicts with another provision that is required or deemed to be included in this First Supplemental Indenture by the Trust Indenture Act, the required or deemed provision shall control.
Section 10.03.                                        Notices.  All notices and other communications shall be given as provided in the Indenture.
Section 10.04.                                        Governing Law.  With respect to the Notes, Section 10.11 of the Indenture shall be superseded in its entirety by the following:
THE INDENTURE, THIS FIRST SUPPLEMENTAL INDENTURE AND THE NOTES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE OR INSTRUMENTS ENTERED INTO AND, IN EACH CASE, PERFORMED IN THE STATE OF NEW YORK.
(a)        Any legal suit, action or proceeding arising out of or based upon this Indenture (each a "Related Proceeding") may be instituted in the federal courts of the United States of America located in the City and County of New York, Borough of Manhattan, or the courts of the State of New York in each case located in the City and County of New York, Borough of Manhattan  (collectively, the "Specified Courts"), and each party irrevocably submits to the exclusive jurisdiction (except for proceedings instituted in regard to the enforcement of a judgment of any such court (a "Related Judgment"), as to which such jurisdiction is non-exclusive) of such courts in any such suit, action or proceeding.  Service of any process, summons, notice or document by mail to such party's address set forth above shall be effective service of process for any suit, action or other proceeding brought in any such court.  The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or other proceeding in the Specified Courts and irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such suit, action or other proceeding brought in any such court has been brought in an inconvenient forum.  Each of the Company and its subsidiaries not located in the United States irrevocably appoints Sting, LLC, a Delaware limited liability company, as its agent to receive service of process or other legal summons for purposes of any such suit, action or proceeding that may be instituted in any state or federal court in the City and County of New York.
(b)        With respect to any Related Proceeding, each party irrevocably waives, to the fullest extent permitted by applicable law, all immunity (whether on the basis of sovereignty or otherwise) from jurisdiction, service of process, attachment (both before and after judgment) and execution to which it might otherwise be entitled in the Specified Courts, and with respect to any Related Judgment, each party waives any such immunity in the Specified Courts or any other court of competent jurisdiction, and will not raise or claim or cause to be pleaded any such immunity at or in respect of any such Related Proceeding or Related Judgment, including, without limitation, any immunity pursuant to the United States Foreign Sovereign Immunities Act of 1976, as amended.
Section 10.05.                                        Successors.  All covenants and agreements in this First Supplemental Indenture and the Notes by the Company shall bind its successors and assigns, whether so expressed or not.
Section 10.06.                                        Counterparts.  This First Supplemental Indenture may be executed in several counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument. The exchange of copies of this Indenture and of signature pages by facsimile or PDF transmission shall constitute effective execution and delivery of this Indenture as to parties hereto and may be issued in lieu of the original Indenture and signature pages for all purposes.
Section 10.07.                                        Headings.  The Article and Section headings of this First Supplemental Indenture are for convenience only and shall not affect the construction hereof.
Section 10.08.                                        Cross-References.  To the extent this First Supplemental Indenture supersedes or replaces a section of the Indenture, references to such section elsewhere in the Indenture shall be understood to refer to the section of this First Supplemental Indenture superseding or replacing such section.
Section 10.09.                                        Trustee Not Responsible for Recitals.  The recitals contained herein and in the Notes, except the Trustee's certificate of authentication shall be taken as the statements of the Company and neither the Trustee nor any Authenticating Agent assumes any responsibility for their correctness.  The Trustee makes no representations as to the validity or sufficiency of this First Supplemental Indenture or of the Notes, except that the Trustee represents that it is duly authorized to execute and deliver this First Supplemental Indenture, authenticate the Notes and perform its obligations hereunder and that the statements made by it in a Statement of Eligibility on Form T-1 supplied to the Company are true and accurate, subject to the qualifications set forth therein.  Neither the Trustee nor any Authenticating Agent shall be accountable for the use or application by the Company of the Notes or the proceeds thereof.
The Trustee shall not be responsible in any manner whatsoever for or with respect to (i) the proper authorization hereof by the Company by action or otherwise, (ii) the due execution hereof by the Company, or (iii) the consequences of any amendment herein provided for.

IN WITNESS WHEREOF, the parties have caused this First Supplemental Indenture to be duly executed as of the date first written above.
COMPANY: SCORPIO BULKERS INC.
By:	/s/ Hugh Baker
Name: Hugh Baker
Title: CFO

[Signature Page to First Supplemental Indenture]

DB1/ 80172044.4

TRUSTEE:
DEUTSCHE BANK TRUST COMPANY AMERICAS, as trustee By: Deutsche Bank National Trust Company
By:	/s/ Wanda Camacho
Name: Wanda Camacho
Title: Vice President

By:	/s/ Annie Jaghatspanyan
Name: Annie Jaghatspanyan
Title: Vice President

[Signature Page to First Supplemental Indenture]

DB1/ 80172044.4

EXHIBIT A
FORM OF NOTE
THIS NOTE IS A GLOBAL SECURITY WITHIN THE MEANING OF THE INDENTURE HEREINAFTER REFERRED TO AND IS REGISTERED IN THE NAME OF A DEPOSITORY (AS DEFINED IN THE INDENTURE) OR A NOMINEE THEREOF.  THIS NOTE IS EXCHANGEABLE FOR NOTES REGISTERED IN THE NAME OF A PERSON OTHER THAN THE DEPOSITORY OR ITS NOMINEE ONLY IN THE LIMITED CIRCUMSTANCES DESCRIBED IN THE INDENTURE AND, UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITORY TO A NOMINEE OF THE DEPOSITORY, OR BY A NOMINEE OF THE DEPOSITORY TO THE DEPOSITORY OR ANOTHER NOMINEE OF THE DEPOSITORY, OR BY THE DEPOSITORY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITORY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITORY.
UNLESS THIS NOTE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY, A NEW YORK CORPORATION ("DTC"), TO THE COMPANY (AS DEFINED BELOW) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY NOTE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR IN SUCH OTHER NAME AS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.
CUSIP NO. Y7546A 114
 ISIN NO. MHY7546A1148
SCORPIO BULKERS INC.
7.50% SENIOR NOTE DUE 2019
$65,000,000 No.: 1
SCORPIO BULKERS INC., a Marshall Islands corporation (hereinafter called the "Company", which term includes any successor corporation under the Indenture referred to below), for value received, hereby promises to pay to Cede & Co., or registered assigns, the principal sum of $65,000,000 (SIXTY FIVE MILLION DOLLARS) set forth on Schedule I annexed hereto on September 15, 2019, and to pay interest thereon from and including September 22, 2014 or from the most recent Interest Payment Date on which interest has been paid or duly provided for, quarterly on March 15, June 15, September 15 and December 15 in each year, commencing December 15, 2014, at the rate of 7.50% per annum, until the principal hereof is paid or made available for payment.  Interest on this Note shall be computed on the basis of a 360-day year of twelve 30-day months.  If any Interest Payment Date or the Maturity Date falls on a day that is not a Business Day, the required payment of interest or principal, as the case may be, shall be made on the next succeeding Business Day as if it were made on the date such payment was due and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or the Maturity Date, as the case may be, to such next Business Day.  The interest so payable and punctually paid or duly provided for on any Interest Payment Date will, as provided in the Indenture, be paid to the Person in whose name this Note (or one or more predecessor Notes) is registered at the close of business on the Regular Record Date for such interest, which shall be the March 1, June 1, September 1 or December 1 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date.  Any such interest which is payable but not punctually paid or duly provided for on any Interest Payment Date shall forthwith cease to be payable to the registered Holder hereof on the relevant Regular Record Date by virtue or having been such Holder, and may be paid to the Person in whose name this Note (or one or more predecessor Notes) is registered at the close of business on a subsequent special record date (which shall be at least 10 days before the payment date) for the payment of such defaulted interest to be fixed by the Company, notice whereof shall be given to the Holders of Notes not less than 10 days prior to such Special Record Date, or may be paid at any time in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed, and upon such notice as may be required by such exchange, all as more fully provided in the Indenture.
Payment of the principal of and interest on this Note (including, without limitation, any purchase price relating to a Change of Control offer to purchase or a Limited Permitted Asset sale offer to purchase) will be made at the office or agency of the Company maintained for that purpose in The Borough of Manhattan, The City of New York, in such coin or currency of the United States of America as at the time of payment is legal tender for payment of public and private debts; provided, however, that, at the option of the Company, interest may be paid by check mailed to the address of the Person entitled thereto as such address shall appear in the Security register; provided, further, that payment to DTC or any successor depository may be made by wire transfer to the account designated by DTC or such successor depository in writing.
This Note is one of a duly authorized issue of securities of the Company designated as its 7.50% Senior Notes due 2019 (herein called the "Notes"), issued and to be issued in one or more series under an Indenture, dated as of September 22, 2014 (the "Base Indenture"), between the Company and Deutsche Bank Trust Company Americas, as Trustee (herein called the "Trustee," which term includes any successor trustee under the Indenture), as supplemented by the First Supplemental Indenture, dated September 22, 2014, between the Company and the Trustee (the "First Supplemental Indenture" and, together with the Base Indenture, the "Indenture"), to which Indenture and all indentures supplemental thereto reference is hereby made for a statement of the respective rights, limitations of rights, duties and immunities thereunder of the Company, the Trustee and the Holders of the Notes, and of the terms upon which the Notes are, and are to be, authenticated and delivered.  This Note is one of the series designated on the face hereof, initially limited (subject to exceptions provided in the Indenture) to the aggregate principal amount of $65,000,000.
If an Event of Default with respect to the Notes shall occur and be continuing, the principal of the Notes may be declared due and payable in the manner and with the effect provided in the Indenture.
The Notes may not be redeemed prior to the Stated Maturity, except as described in Section 3.01 and 3.02 of the First Supplemental Indenture.  The Notes are not subject to any sinking fund.
Upon the occurrence of a Change of Control or a Limited Permitted Asset Sale, each Holder of Notes will have the right to require the Company to purchase all or a portion of such Holder's Notes at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to but excluding the date of purchase, to the extent provided for in the Indenture.
The Indenture contains provisions permitting, with certain exceptions as therein provided, the amendment thereof and the modification of the rights and obligations of the Company and the rights of the Holders of the Notes of each series issued under the Indenture at any time by the Company and the Trustee with the written consent of the Holders of not less than a majority in aggregate principal amount of the Notes at the time Outstanding of each series affected thereby.  The Indenture also contains provisions permitting the Holders of specified percentages in aggregate principal amount of the Notes of any series at the time Outstanding, on behalf of the Holders of all Notes of such series, to waive compliance by the Company with certain provisions of the Indenture and certain past defaults under the Indenture and their consequences.  Any such consent or waiver by the Holder of this Note shall be conclusive and binding upon such Holder and upon all future Holders of this Note and of any Notes issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon this Note.
No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of and interest on this Note, at the times, place and rate, and in the coin or currency, herein and in the Indenture prescribed.
As provided in the Indenture and subject to certain limitations set forth therein and in this Note, the transfer of this Note may be registered on the Security register upon surrender of this Note for registration of transfer at the office or agency of the Company maintained for that purpose in any place where the principal of and interest on this Note are payable, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Company and the Registrar duly executed by, the Holder hereof or by his attorney duly authorized in writing, and thereupon one or more new Notes of this series and of like tenor, of authorized denominations and for the same aggregate principal amount, will be issued to the designated transferee or transferees.
The Notes are issuable only in registered form in the denominations of $25.00 or any integral multiple thereof.  As provided in the Indenture and subject to certain limitations set forth in the Indenture, and in this Note, the Notes are exchangeable for a like aggregate principal amount of Notes of this series in different authorized denominations, as requested by the Holders surrendering the same.
No service charge shall be made for any such registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith, other than in certain cases provided in the Indenture.
Prior to due presentment of this Note for registration of transfer, the Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name this Note is registered as the owner hereof for all purposes, whether or not this Note be overdue, and neither the Company, the Trustee nor any such agent shall be affected by notice to the contrary.
The Indenture contains provisions whereby (i) the Company may be discharged from its obligations with respect to the Notes (subject to certain exceptions) or (ii) the Company may be released from its obligations under specified covenants and agreements in the Indenture, in each case if the Company irrevocably deposits with the Trustee money or U.S. Government Obligations, or a combination thereof, in an amount sufficient, without consideration of any reinvestment, to pay and discharge the entire indebtedness on all Notes of this series, and satisfies certain other conditions, all as more fully provided in the Indenture.
This Note shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made or instruments entered into and, in each case, performed in said State.
All terms used in this Note without definition that are defined in the Indenture shall have the meanings assigned to them in the Indenture.
[Remainder of Page Intentionally Left Blank]

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DB1/ 80172044.4

IN WITNESS WHEREOF, the Company has caused this Note to be to be duly executed as of the date set forth below.

SCORPIO BULKERS INC.
By:	/s/ Hugh Baker
Name: Hugh Baker
Title: CFO

By:	Emanuele Lauro
Name: Emanuele Lauro
Title: CEO

[Signature Page to 7.50% Senior Note due 2019]

Trustee's Certificate of Authentication
This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.
Dated: September 22, 2014
DEUTSCHE BANK TRUST COMPANY AMERICAS, as Trustee
By:	/s/ Wanda Camacho
Authorized Signatory

[Certificate of Authentication to 7.50% Senior Note due 2019]

DB1/ 80172044.4

ASSIGNMENT FORM
FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto
PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE
PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS INCLUDING POSTAL ZIP CODE OF ASSIGNEE

the within Security and all rights thereunder, hereby irrevocably constituting and appointing attorney to transfer said Security on the books of the Company, with full power of substitution in the premises.
Dated:
Signature:
NOTICE:	THE SIGNATURE TO THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE WITHIN INSTRUMENT IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.
Signature Guarantee:
SIGNATURE GUARANTEE
Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

DB1/ 80172044.4

FORM OF PURCHASE NOTICE
If you want to elect to have this Note purchased by the Company pursuant to Section 5.01 of the First Supplemental Indenture, check the box:
☐
If you want to elect to have only part of this Note purchased by the Company pursuant to Section 5.01 of the First Supplemental Indenture, state the amount in principal amount: $
Dated:                                                                                            Your Signature:
(Sign exactly as your name appears on the other side of this Note.)
Signature Guarantee:
(Signature must be guaranteed)
Signatures must be guaranteed by an "eligible guarantor institution" meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

DB1/ 80172044.4

Schedule I
SCHEDULE OF TRANSFERS AND EXCHANGES
The initial principal amount of this Global Security is $65,000,000 (SIXTY FIVE MILLION DOLLARS)].  The following increases or decreases in principal amount of this Global Security have been made:
Date of Exchange	Amount of Decrease in Principal Amount of this Global Security	Amount of Increase in Principal Amount of this Global Security	Principal Amount of this Global Security following such Decrease or Increase	Signature of Authorized Signatory of trustee or Custodian
Start here
DB1/ 80172044.4
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Exhibit 4.3

[INSERT SCORPIO BULKERS GLOBAL NOTE]